Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2011

Dated: March 23, 2012

Table of Contents

ITEM I NAME AND INCORPORATION	13

ITEM II GENERAL DEVELOPMENT OF THE BUSINESS	14

1. THREE-YEAR HISTORY	14
2. TRENDS	20
3. RISK FACTORS	21

ITEM III DESCRIPTION OF THE BUSINESS	42

1. MINING ACTIVITIES - CANADA	42
1.1 Doyon Division - Westwood Project	42
1.2 Doyon Division - Doyon and Mouska Gold Mines	50
2. MINING ACTIVITIES - INTERNATIONAL	54
2.1 Africa: Burkina Faso - Essakane Gold Mine	54
2.2 Africa: Republic of Mali - Sadiola Gold Mine	65
2.3 Africa: Republic of Mali - Yatela Gold Mine	71
2.4 South America: Suriname - Rosebel Gold Mine	75
2.5 South America: Ecuador - Quimsacocha Project	82
2.6 South America: French Guiana - Camp Caiman Project	87
3. NON-GOLD	90
3.1 Ferroniobium Production - Niobec Mine	90
3.2 Diamond Royalty - Diavik Project	96
4. EXPLORATION AND DEVELOPMENT	96
4.1 General	96
4.2 Capitalized Exploration and Development Projects	98
4.3 Greenfields Exploration and Development Expensed	99
4.4 Outlook	104
5. MINERAL RESERVES AND RESOURCES	105
6. OTHER ASPECTS OF THE BUSINESS	110
6.1 Marketing of Production	110
6.2 Government Regulation	111
6.3 Environment	112
6.4 Community Relations	112
6.5 Taxes	113
6.6 Mining Development and Construction	113
6.7 Intellectual Property	113
6.8 Competition	114
6.9 Sale of Production	114
6.10 Employees	115
7. DIVIDENDS	115
8. LITIGATION	115

ITEM IV DESCRIPTION OF CAPITAL STRUCTURE	116

ITEM V MARKET FOR SECURITIES	117

ITEM VI DIRECTORS AND OFFICERS	118

1. DIRECTORS	118
2. EXECUTIVE OFFICERS	119
3. SHAREHOLDINGS OF DIRECTORS AND OFFICERS	121
4. CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	121

ITEM VII AUDIT AND FINANCE COMMITTEE	122

1. COMPOSITION AND RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS	122

2. MANDATE OF THE AUDIT AND FINANCE COMMITTEE	125
3. PRE-APPROVAL POLICIES AND PROCEDURES	126
4. EXTERNAL AUDITOR SERVICE FEES	126

ITEM VIII INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	127

ITEM IX TRANSFER AGENT AND REGISTRAR	127

ITEM X MATERIAL CONTRACTS	128

ITEM XI INTERESTS OF EXPERTS	132

ITEM XII ADDITIONAL INFORMATION	133

SCHEDULE A – AUDIT COMMITTEE CHARTER

List of Maps and Tables

IAMGOLD’s Corporate Structure	15
MINERAL RESERVES AND RESOURCES	105

Explanatory Notes:

1.	All dollar amounts presented in this Annual Information Form are expressed in US dollars, unless otherwise indicated.

2.	Production results are in metric units, unless otherwise indicated.

3.

IAMGOLD Corporation carries on business in Canada. The subsidiaries of IAMGOLD Corporation carry on business in Canada and elsewhere. In this Annual Information Form, the words “Company” and “IAMGOLD” are used interchangeably and in each case refer, as the context may require, to all or any of IAMGOLD Corporation and its subsidiaries.

4.	Unless otherwise specified, reference herein to the 2011 Annual Report are references to IAMGOLD’s Annual Report for the year ended December 31, 2011. All such references are incorporated herein.

5.

The information in this Annual Information Form is complemented by the Company’s Audited Consolidated Annual Financial Statements for the year ended December 31, 2011 and the management’s discussion and analysis thereon.

6.

The 2011 Annual Report, the Company’s Annual Financial Statements for the year ended December 31, 2011 and the management’s discussion and analysis thereon, are available on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com.

Cautionary Note to US Investors Regarding Mineral Reporting Standards

The disclosure in this Annual Information Form has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. For example, the terms “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources”, “proven mineral reserves” and “probable mineral reserves”

are used in this Annual Information Form and documents incorporated herein by reference to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, inferred mineral resources, proven mineral reserves or probable mineral reserves will ever be upgraded or mined. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources or inferred mineral resources in this Annual Information Form is economically or legally mineable and will ever be classified as a reserve. In addition, the definitions of proven and probable mineral reserves used in NI 43-101 may differ from the definitions in the SEC Industry Guide 7. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Annual Information Form containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. US investors are urged to consider closely the disclosure on technical terminology under the heading “Technical Information” in the Glossary below.

Special Note Regarding Forward-Looking Statements

This Annual Information Form contains certain information that may constitute “forward- looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward-looking statements that may involve a number of known and unknown risks, uncertainties and other factors; many of which are beyond the Company’s ability to control or predict. Forward-looking statements include, without limitation, statements regarding strategic plans, future production, sales targets (including market share evolution in regard to niobium), cost estimates and anticipated financial results; potential mineralization and evaluation and evolution of mineral reserves and resources (including, but not limited to potential for further increases at the Rosebel, Essakane and Sadiola gold mines and at the Niobec niobium mine) and expected mine life; expected exploration results, future work programs, capital expenditures and objectives, evolution and economic performance of development projects including, but not limited to, the Westwood and Quimsacocha projects and exploration budgets and targets; construction and production targets and timetables, as well as anticipated timing of grant of permits and governmental incentives; expected continuity of a favourable gold market; contractual commitments, royalty payments, litigation matters and measures of mitigating financial and operational risks; anticipated liabilities regarding site closure and employee benefits; continuous availability of required manpower; possible exercise of outstanding warrants; the integration or expansion of operations, technologies and personnel of acquired operations and properties and, more generally, continuous access to capital markets; and the Company’s global outlook and that of each of its mines. These statements relate to analysis and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Statements concerning actual mineral reserves and resources estimates are also deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements, which involve assumptions and describe the Company’s future plans, strategies and expectations, are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some, but not all, of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements: hazards normally encountered in the mining business including unusual or unexpected geological formations, rock bursts, cave-ins, floods and other conditions; delays and repair costs resulting from equipment failure; changes to and differing interpretations of mining tax regimes in foreign jurisdictions; the market prices of gold, niobium and other minerals; recent unprecedented events in global financial markets; recent market events and conditions and the deterioration of general economic indicators; the ability of the Company to replace reserves depleted by production; over/underestimation of reserve and resource calculations; fluctuations in exchange rates of currencies; failure to obtain financing as and when required to fund exploration and development; default under the Company’s credit facility due to a violation of covenants therein; failure to obtain financing to meet capital expenditure plans; risks associated with being a multinational company; differences between the assumption of fair value estimates with respect to the carrying amount of mineral interests (including goodwill) and actual fair values; inherent risks related to the use of derivative instruments; accuracy of mineral reserve and mineral resource estimates; uncertainties in the validity of mining interests and ability to acquire new properties and retain skilled and experienced employees; various risks and hazards beyond the Company’s control, many of which are not economically insurable; risks and hazards inherent to the mining industry, most of which are beyond the Company’s control; market prices and availability of commodities used by the Company in its operations; lack of infrastructure and other risks related to the geographical areas in which the Company carries out its operations; labour disruptions and other disruptions caused by mining accidents which may involve personal injury to or death of employees or contractors; health risks associated with the mining work force in Africa, Québec and Suriname; disruptions created by surrounding communities; need to comply with the extensive laws and regulations governing the environment, health and safety of the Company’s mining and processing operations and exploration activities; risks normally associated with any conduct of business in foreign countries including varying degrees of political and economic risk; ability to obtain the required licenses and permits from various governmental authorities in order to exploit the Company’s properties; risks and expenses related to reclamation costs and related liabilities; continuously evolving legislation, such as the mining legislation in Ecuador and French Guiana, which may have unknown and negative impact on operations; risks normally associated with the conduct of joint ventures; inability to control standards of non-controlled assets; risk and unknown costs of litigation; undetected failures in internal controls over financial reporting; risks related to making acquisitions, including the integration of operations; risks related to the construction, development and start-up of the Westwood Project and potential further expansion activities at the Niobec niobium mine and the Essakane, Sadiola and Rosebel gold mines; the training of workers and the resettlement of local communities in connection with any proposed expansion of the Essakane Gold Mine; dependence on key personnel; and other related matters.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause results to differ from what is anticipated, estimated or intended. Those factors are described or referred to below, under the heading “Risk Factors” in this Annual Information Form. Recent events in European financial and credit markets have resulted in high market and commodity price volatility and uncertainty in credit markets. These on-going events could impact forward-looking statements contained in this Annual Information Form in an unpredictable and possibly detrimental manner. Accordingly, readers should not place undue reliance on forward-looking statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Glossary

Mining Terms and Frequently Used Abbreviations

AC: Aircore.

By-product: a secondary metal or mineral product recovered in the milling process.

Carbon-in-leach (CIL) process: a process used to recover dissolved gold inside a cyanide leach circuit. Coarse activated carbon particles are introduced in the leaching circuit and are moved counter-current to the slurry, absorbing gold as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis. CIL is a process similar to CIP (carbon-in-pulp) except that the gold leaching and the gold absorption are done simultaneously in the same stage compared with CIP where the gold absorption stage follows the gold leaching stage.

Carbon-in-pulp (CIP) process: a process used to recover dissolved gold from a cyanide leach slurry. Coarse activated carbon particles are moved counter-current to the slurry, absorbing gold as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis.

Concentrate: a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

Contained ounces: ounces in the mineralized rock without reduction due to mining loss or processing loss.

Converter: a furnace in which the pyrochlore concentrate is converted into ferroniobium and heat is produced by the oxidation reaction.

Cut-off grade: the lowest grade of mineralized material considered economic; used in the estimation of mineral reserves in a given deposit.

DD: Diamond Drilling or Diamond Drill.

Deferred development: development of surface and underground infrastructures to be used over an extended period. Costs related to this activity are capitalized.

Deferred stripping: The capitalization of additional waste material mined, deemed to be a betterment, in order to extract an ore body in an open pit operation.

Depletion: the decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production.

Dilution: an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.

EHS: environment, health and safety.

EMS: environmental management system.

g Au/t: gram of gold per tonne.

Grade: the relative quantity or percentage of metal or mineral content.

ISO 14001: a standard established by the International Organization for Standardization setting forth the guidelines for an environmental management system.

ISO 9001: a standard established by the International Organization for Standardization setting forth the guidelines for a quality management system.

Leach/heap leach: to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base.

MW: megawatts.

Mineral reserves: mineral reserves are divided into two categories; proven and probable mineral reserves, which are more particularly defined herein under Section 5 of Item III below.

Mineral resources: mineral resources are divided into three categories; measured, indicated and inferred, which are more particularly defined herein under Section 5 of Item III below.

Mtpa: Million tonnes per annum.

Ounce: refers to one troy ounce, which is equal to 31.1035 grams.

QA/QC: quality-assurance/quality control.

Qualified person: an individual who is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining who has at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice, and who has experience relevant to the subject matter of the mineral project or technical report, and who is in good standing with a professional association, as more fully referenced in NI 43-101.

RAB: Rotary air blast.

RC: reversed circulation.

Recovery: the proportion of valuable material obtained during mining or processing. Generally expressed as a percentage of the material recovered compared to the total material present.

Restoration: operation consisting of restoring a mining site to a satisfactory condition.

RQD: rock quality designation.

SAG: Semi-autogenous grinding.

Stope: the underground excavation from which the ore is extracted.

Stoping: the process of mining an underground ore body.

Stripping: In Mining: the process of removing overburden or waste rock to expose ore.

In Processing: the process of removing the gold from loaded carbon by use of a hot caustic cyanide solution.

Tailings: the material that remains after metals or minerals considered economic have been removed from ore during milling.

Tailings pond or Tailings Storage Facility (TSF): a containment area used to deposit tailings from milling.

Tonne: by common convention refers to one Metric ton, equivalent to 1,000 kg.

Financial Terms

2008 Credit Facility: means the credit agreement providing for a revolving facility of up to $140 million entered into by the Company and a syndicate of financial institutions led by The Bank of Nova Scotia and Société Générale on April 15, 2008.

2010 Amended Credit Facility: means the amended and restated 2008 Credit Facility including increasing the revolving facility to $350 million and changes to several terms and conditions, entered into by the Company and a syndicate of financial institutions led by The Bank of Nova Scotia, Société Générale and Canadian Imperial Bank of Commerce on March 24, 2010.

2012 Amended Credit Facility: means the amended and restated 2010 Credit Facility including increasing the revolving facility to $500 million and changes to several terms and conditions, entered into by the Company and a syndicate of financial institutions led by The Bank of Nova Scotia, Canadian Imperial Bank of Commerce and Toronto-Dominion Bank on February 22, 2012.

2012 Niobec Credit Facility: means the credit facility providing a $250 million revolving facility entered into by Niobec Inc., a wholly-owned subsidiary of the Company, and a syndicate of financial institutions led by The Bank of Nova Scotia, Canadian Imperial Bank of Commerce and Toronto-Dominion Bank on February 22, 2012.

2010 Letters of Credit Facility: means the credit agreement providing for a revolving facility of up to $50 million for the issuance of letters of credit entered into by the Company and the National Bank of Canada on April 23, 2010.

2012 Amended Letters of Credit Facility: means the amended and restated credit agreement including increasing the revolving facility of up to $75 million for the issuance of letters of credit entered into by the Company and the National Bank of Canada on February 22, 2012.

2008 Financial Creditors: means the syndicate of financial institutions party to the 2008 Credit Facility.

2010 Financial Creditors: means the syndicate of financial institutions party to the 2010 Amended Credit Facility.

2012 Financial Creditors: means the syndicate of financial institutions party to the 2012 Amended Credit Facility and/or the 2012 Niobec Credit Facility and/or the 2012 Amended Letters of Credit Facility.

Forward sales: the sale of a commodity for delivery at a specified future date and price, usually at a premium to the spot price.

Hedge: a risk management technique used to manage commodity price, interest rate, foreign currency exchange or other exposures arising from regular business transactions.

Hedging: a future transaction made to protect the price of a commodity as revenue or cost and secure cash flows.

Margin: money or securities deposited with a broker as security against possible negative price fluctuations.

Royalty: cash payment or physical payment (in-kind) generally expressed as a percentage of net smelter returns (“NSR”) or mine production.

Spot price: the current price of a metal for immediate delivery.

TSX: the Toronto Stock Exchange.

Volatility: propensity for variability. A market or share is volatile when it records rapid variations.

Technical Information

For the Sadiola and Yatela mines, refer to the definitions of the JORC Code (defined below) under the heading “Australasian Code for Reporting of Mineral Resources and Ore Reserves” below.

Canadian Standards for Mineral Resources and Reserves

Unless otherwise indicated, in this Annual Information Form, the following terms have the meanings set forth below. Reference is made to the “Cautionary Note to US Investors Regarding Mineral Reporting Standards” at the beginning of this Annual Information Form.

Mineral Reserves

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated

Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic material or natural, solid, fossilized, organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Metallurgical Recovery and Cut-off Grade

In calculating mineral reserves, cut-off grades are established using the Company’s long-term metal or mineral prices and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

* * * * * * * * *

Australasian Code for Reporting of Mineral Resources and Ore Reserves

The estimates of ore reserves and mineral resources for the Sadiola and Yatela mines, as set out in this Annual Information Form have been calculated in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and Minerals Council of Australia (the “JORC Code”). NI 43-101 provides that companies may make disclosures using the reserve and resource categories of the JORC Code subject to the satisfaction of certain requirements.

The definitions of ore reserves (under the JORC Code) are as follows.

Ore reserve (under the JORC Code) is the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are subdivided in order of increasing confidence into probable ore reserves and proved ore reserves.

Probable ore reserve (under the JORC Code) is the economically mineable part of an indicated, and in some circumstances measured, mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Proved ore reserve (under the JORC Code) is the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The definitions of mineral resources under the JORC Code are as follows:

Mineral resource is a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Inferred mineral resource is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and is assumed, but not verified, geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

Indicated mineral resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Measured mineral resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

Mineral resources, which are not ore reserves, do not have demonstrated economic viability.

The foregoing definitions of ore reserves and mineral resources as set forth in the JORC Code have been reconciled to the definitions in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines (the “CIM Standards”) adopted under NI 43-101. If ore reserves and mineral resources for the Sadiola and Yatela gold mines were estimated in accordance with the definitions in the CIM Standards, there would be no substantive differences in the reserve and resource estimates for such mines set forth herein.

Symbols Used

Ag	=	Silver

Au	=	Gold

Ce	=	Cerium

Cu	=	Copper

Dy	=	Dysprosium

Eu	=	Europium

FeNb	=	Ferroniobium

Gd	=	Gadolinium

La	=	Lanthanum

Nb	=	Niobium

Nb2O5	=	Niobium pentoxide (pyrochlore)

Nd	=	Neodymium

Pr	=	Praseodymium

Sm	=	Samarium

Tb	=	Terbium

Item I Name and Incorporation

The Company was incorporated under the Canada Business Corporations Act with the name “IAMGOLD International African Mining Gold Corporation” by articles of incorporation effective March 27, 1990. By articles of amendment effective June 23, 1995, the outstanding common shares of the Company (“Common Shares”) were consolidated on a one-for-4.45 basis. By articles of amendment effective July 19, 1995, the authorized capital of the Company was increased by the creation of an unlimited number of first preference shares (“First Preference Shares”), issuable in series, and an unlimited number of second preference shares (“Second Preference Shares”), issuable in series, and the “private company” restrictions were deleted. By articles of amendment effective June 27, 1997, the name of the Company was changed to “IAMGOLD Corporation”. By articles of amalgamation effective April 11, 2000, the Company amalgamated with its then wholly-owned subsidiary, 3740781 Canada Ltd. (formerly 635931 Alberta Ltd.). By articles of amalgamation effective January 1, 2004, the Company amalgamated with its then wholly-owned subsidiary, Repadre Capital Corporation (“Repadre”). Effective March 22, 2006, the Company completed a business combination transaction with Gallery Gold Limited (“Gallery Gold”) and effective November 8, 2006, the Company acquired Cambior Inc. (“Cambior”) by amalgamating a wholly-owned subsidiary, IAMGOLD-Québec Management Inc. (“IMG-QC”), with Cambior pursuant to the terms of a court-sanctioned arrangement (“Cambior Arrangement”). By articles of amalgamation effective January 1, 2011, the Company amalgamated with its then wholly-owned subsidiary, IAMGOLD Burkina Faso Inc. (“IMG-BF”). By articles of amalgamation effective March 1, 2011, the Company amalgamated with its then wholly-owned subsidiary, IMG-QC.

The registered and principal office of the Company is located at 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, Canada M5H 2Y4. The Company’s telephone number is (416) 360-4710 and its website address is www.iamgold.com.

Item II General Development of the Business

1.	Three-Year History

IAMGOLD is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world. Through its holdings, IAMGOLD has interests in various operations and exploration properties as well as a royalty interest on a property that produces diamonds. The following chart illustrates certain subsidiaries of IAMGOLD, together with the jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by IAMGOLD, and the material mineral projects of IAMGOLD held through such subsidiaries and the percentage of ownership interest that the relevant subsidiary of IAMGOLD has in such material mineral projects.

IAMGOLD’s Corporate Structure

(1)	The Doyon Division is comprised of the Doyon and Mouska Gold Mines and the Westwood Project.

Other property interests of IAMGOLD include a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada.

The Company is the owner and operator of the Rosebel, Essakane, Niobec, and Mouska mines.

On February 25, 2009, the Company acquired a 90% interest in the Essakane gold project comprised of a mining permit covering 100.2 square kilometres and certain exploration permits in Burkina Faso, West Africa (the “Essakane Gold Mine”) by amalgamating a wholly-owned subsidiary, IMG-BF with Orezone Resources Inc. (“Orezone Resources”) pursuant to a plan of arrangement whereby the Company agreed to acquire each outstanding common share of Orezone Resources in exchange for 0.08 Common Shares and 0.125 shares of a new company, Orezone Gold Corporation (“Orezone Gold”), into which the exploration properties of Orezone Resources that were not related to the Essakane Gold Mine were spun out together with approximately C$10 million in cash.

On the date of the transaction, the Company held approximately 16.6% of the outstanding common shares of Orezone Gold, which were subsequently sold, and the former shareholders of Orezone Resources held approximately 9% of the outstanding Common Shares.

In addition, as part of the transaction, the Standard Bank of South Africa Limited (“Standard Bank”) assigned to the Company a $40 million bridge loan payable by a former subsidiary of Orezone Resources to Standard Bank in consideration for the payment by IAMGOLD of $40 million plus interest. This former subsidiary of Orezone Resources was acquired by the Company under the plan of arrangement with Orezone Resources. The $40 million bridge loan is now an inter-company loan from AGEM Ltd. (“AGEM”), a wholly-owned financing subsidiary of the Company, to Essakane S.A., the entity through which the Company holds its 90% indirect interest in the Essakane Gold Mine.

On March 26, 2009, the Company completed a public offering (the “Offering”) of Common Shares through a syndicate of underwriters at a price of C$8.75 per share by way of a short form prospectus in all of the provinces and territories of Canada, except Québec, and a registration statement filed with the SEC under the multijurisdictional disclosure system. Including the Common Shares issued on the exercise of the over-allotment option, the Company issued 39,445,000 Common Shares for aggregate gross proceeds of C$345,143,750. Approximately C$250 million of the net proceeds from the Offering w ere used to fund the construction and development of the Essakane Gold Mine and the balance was used to fund capital expenditures at the Company’s other properties and other general corporate purposes including future acquisition opportunities.

On June 5, 2009, the Company issued 1,379,310 flow-through Common Shares for proceeds of C$20,000,000. As of December 31, 2009, the Company had applied all of the flow-through share proceeds raised to fund prescribed resource expenditures on the Company’s Westwood Project in Québec, Canada. Subsequent to December 31, 2009,

the Company filed with tax authorities the documents required to renounce the tax credits associated with these expenditures and thereby fulfilled its commitments under the subscription agreement and satisfied the requirements under applicable Canadian federal income tax legislation.

On June 19, 2009, the Company acquired 16,088,636 common shares at C$0.70 per share for a total investment of C$11,262,000 representing approximately 15.7% of the then current issued and outstanding shares of Oromin Explorations Ltd. (“Oromin”). Oromin is a TSX-listed company with a joint venture interest in a property covering a large landholding in close proximity to the Sabodala mine in Senegal. The Company acquired these common shares for investment purposes.

In June 2009, an option and earn-in agreement was entered into for the sale of the La Arena Project in Peru. The Company received approximately 8 million common shares and 1,500,000 warrants of Rio Alto Mining Limited (“Rio Alto”) for a total value of $1.4 million. Rio Alto had the option to purchase all of the outstanding shares of La Arena S.A., a then IAMGOLD wholly-owned subsidiary, for a cash payment of $47.6 million subject to certain adjustments. In February 2011, pursuant to terms of the option agreement, Rio Alto purchased all the outstanding shares of La Arena S.A. for a cash payment of $49 million.

On July 29, 2009, the Company filed a base shelf prospectus with the securities regulators in each province and territory of Canada, except Québec, and a corresponding registration statement with the SEC in the United States. These filings made it possible for the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof of up to $700 million until August 29, 2011.

In August 2009, the Company entered into an option agreement to acquire up to a 51% initial interest in Avnel Gold Limited (“Avnel”) and Avnel’s 80% interest in a small operating gold mining company in southwest Mali. Acquiring a 51% interest in Avnel will require the Company to spend $11 million on exploration activities over a three-year period, and deliver a NI 43-101 resource estimation of at least 2 million ounces of gold. IAMGOLD can increase its interest to 70% by solely funding a feasibility study (or to 65%, if funded jointly), and by payment of a feasibility study fee determined from the amount of reserves and resources outlined. The Company believes that there is the potential for a large bulk tonnage operation in the immediate mine area, and significant upside in the large land package. IAMGOLD incurred $1.8 million in 2009 as part of a $2.5 million mandatory expenditure in the first year of the agreement.

On December 29, 2009, IAMGOLD acquired an additional 3% interest in SEMOS from the International Finance Corporation (“IFC”) thereby increasing its ownership interest in the Sadiola Gold Mine joint venture to 41%. AngloGold Ashanti, the other joint venture participant responsible for operating the mine, acquired the other 3% interest.

The consideration for each 3% share in SEMOS was $6 million in cash followed by contingent payments of:

•

$0.25 million in respect of each of 2010, 2011 and 2012 for which the average gold price exceeds $900 per ounce, or $0.5 million in respect of each of the aforementioned years that the average gold price exceeds $1,000 per ounce, and

•	$0.5 million upon approval by the board of directors of SEMOS and the Republic of Mali to proceed with the development of the Sadiola Sulphide Project (“SSP”).

The Company paid the IFC $0.5 million on January 31, 2011 in respect of 2010 and another $0.5 million on January 31, 2012 in respect of 2011.

On March 11, 2010 and September 15, 2010, the Company issued 1,575,000 and 403,064 flow-through Common Shares, respectively, for proceeds of C$31,500,000 and C$10,000,000, respectively. As of December 31, 2010, the Company had applied all of the flow-through share proceeds raised to fund prescribed resource expenditures on the Company’s Westwood Project in Québec, Canada. As at December 31, 2010, the Company filed with tax authorities the documents required to renounce the tax credits associated with these expenditures and thereby fulfilled its commitments under the subscription agreement and satisfied the requirements under applicable Canadian federal income tax legislation.

On July 16, 2010, the Essakane Gold Mine achieved commercial production.

On February 24, 2011, the Company issued 1,700,000 flow-through Common Shares for proceeds of C$43,316,000. As at December 31, 2011, the Company filed with tax authorities the documents required to renounce the tax credits associated with these expenditures and thereby fulfilled its commitments under the subscription agreement and satisfied the requirements under applicable Canadian federal income tax legislation.

On April 1, 2011, the Company acquired 6,250,000 common shares at C$0.40 per share for a total investment of C$2,500,000, together with 3,125,000 share purchase warrants, of the current and outstanding shares of Avnel. The Company acquired these common shares for investment purposes.

On June 9, 2011, the Company acquired 3,500,000 common shares at C$0.75 per share for a total investment of C$1,750,000 representing approximately 13.98% of the current and outstanding shares of Merrex Gold Inc. (“Merrex”). The Company acquired these common shares for investment purposes.

On June 15, 2011, the Company further acquired 5,000,000 common shares at C$0.66 per share for a total investment of C$3,300,000 representing approximately 8.48% of the current and outstanding shares of Avnel. The Company acquired such shares as a result of a purchase of common shares from an Avnel shareholder on a prospectus exempt basis. The acquisition of these common shares are for investment purposes.

On June 20, 2011, the Company filed an independent technical report for the Niobec mine (the “Niobec Mine”) confirming a 691% increase in measured and indicated

niobium resources.

On June 21, 2011, the Company announced an increase in dividends by 150% from C$0.08 to C$0.20 per share per annum with the first semi-annual payment of C$0.10 being made in July 2011.

On June 22, 2011, the Company entered into an Earn-in Option Agreement with Virginia Mines on their Lac Pau project located in the James Bay region. The Company has the right to earn a 50 per cent interest in the property in consideration of C$6 million in work expenditures and prescribed cash payments.

On June 22, 2011, the Company received C$667 million in cash from Gold Fields Limited from the sale of its 18.9% interest in the Tarkwa and Damang gold mines in Ghana.

On July 14, 2011, the Company filed a base shelf prospectus for renewal of an existing facility with the securities regulators in each province and territory of Canada (except for Québec) and a corresponding registration statement with the SEC in the United States. These filings will allow the Company to make offerings of shares, warrants, debt securities, subscription receipts or any combination thereof of up to $1 billion until August 15, 2013.

On August 12, 2011, the Company delisted from the Botswana Stock Exchange.

On August 31, 2011, the Company completed the sale of the shares of Gallery Gold Pty Ltd., which indirectly held the Mupane gold mine (the “Mupane Gold Mine”) in Botswana, to Galane Gold Ltd. (“Galane”). The Company received a total consideration of C$34.2 million, consisting of C$12.5 million in cash, C$17.9 million in common shares of Galane and a C$3.8 million promissory note payable over three years at an annual rate of 6%. The Company received an aggregate of 21,875,000 common shares of Galane representing approximately 48.5% of the outstanding shares of Galane. The securities are being held for investment purposes.

On November 4, 2011, the Company acquired 12,000,000 common shares and 6,000,000 warrants at an aggregate price per unit (common share and warrant) of C$0.285 for a total investment of C$3,420,000, with the common share position representing approximately 14.03% of the current and outstanding shares of Colombia Crest Gold Corp. The Company acquired these common shares pursuant to a non-brokered private placement on a prospectus exempt basis. The Company acquired such shares for investment purposes.

On November 8, 2011, the Company acquired 11,000,000 common shares and 5,500,000 warrants at an aggregate price per unit (common share and warrant) of C$0.55 for a total investment of C$6,050,000, with the common share position representing approximately 10.4% of the current and outstanding shares of Bellhaven Copper and Gold Inc. The Company acquired these common shares pursuant to a non-brokered private placement on a prospectus exempt basis. The Company acquired such shares for investment purposes.

On December 6, 2011, the Company acquired 15,384,615 common shares at C$0.65 per share for a total investment of C$10,000,000, representing approximately 13.2% of the current and outstanding shares of Tolima Gold Inc. The Company acquired these common shares pursuant to a brokered private placement on a prospectus exempt basis. The Company acquired such shares for investment purposes.

On December 9, 2011, the Company announced its second increase in dividends by 25% from C$0.20 to C$0.25 per share per annum with the next semi-annual payment of C$0.125 to be made in January 2012.

On December 28, 2011, the Company received $15,000,000 cash for the sale of two NSR royalties, including the royalty on the Magistral property in Mexico.

On February 22, 2012, the Company increased its existing unsecured revolving credit facility to $500 million and its existing letters of credit revolving credit facility to $75 million. The 2012 Amended Credit Facility is a four-year facility expiring in 2016. In addition, the Company’s wholly owned subsidiary, Niobec Inc., received a four-year unsecured revolving credit facility in the amount of $250 million in support of expansion plans for its Niobec mine. The 2012 Niobec Credit Facility is a separate facility for Niobec, that is supported by the Company.

2.	Trends

IAMGOLD’s income and cash flow are significantly affected by trends in the price of gold and in input costs.

The price of gold is beyond the control of IAMGOLD and has moved significantly over the past three years. Based on the London PM Fix on the London Bullion Market, the lowest gold price during this period was $810 on January 15, 2009 and the highest price was $1,895 on September 5 and September 6, 2011. While there is an upward trend in the price of gold since 2006, there has been significant volatility during this period. The rising trend in gold prices primarily reflects a progressive global appreciation of gold as a fiat currency amid declining confidence in key national currencies, particularly the United States dollar.

The costs of inputs to the mining industry have also been rising over the past three years. Some cost items such as royalty payments to the host countries for mining operations and fuel costs have risen in the same magnitude and direction as gold prices. The rising price of gold has also spurred new development and expansion in the gold mining industry. This growth has raised the demand and strained the supply of materials and equipment for both the construction and operation of mines around the world. As a result, backorders and costs for key materials and equipment have increased. Other input costs, such as labour, have risen with local inflationary rates.

In the past three years, the rate of increase in the price of gold has outpaced the rate of increase in input costs. The net result is that during this period operating margins, income and cash flows have significantly increased. See discussion under the heading “Risk Factors” below.

3.	Risk Factors

The Company is subject to various financial and operational risks that could materially impact on, among other things, operating results, profitability and levels of operating cash flow, as described below. Any one of such risk factors could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Financial Risks

The Company’s earnings are directly related to the market prices for various minerals.

The Company’s revenues depend on the market prices for mine production from the Company’s producing properties. In 2011, approximately 89% of the Company’s revenues were attributable to gold sales. The gold market is highly volatile and is subject to various factors including political stability, general economic conditions, mine production and intent of governments who own significant above-ground reserves. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control including central bank lending, sales and purchases of gold, producer hedging activities, expectations of inflation, the level of demand for gold as an investment, speculative trading, the relative exchange rate of the US dollar with other major currencies, interest rates, global and regional demand, political and economic conditions and uncertainties, industrial and jewellery demand, production costs in major gold producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has, on occasion, been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company’s financial performance or results of operations. If the world market price of gold was to drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period of time, the profitability of the Company and cash flow would be negatively affected. The world market price of gold has fluctuated widely during the last several years. If the market price of gold falls significantly from its current level, the mine development projects may be rendered uneconomic and the development of the mine projects may be suspended or delayed. The profitability and economic viability of the Company’s niobium producing property, the Niobec mine, is subject to market fluctuations in the price of niobium. The niobium market is characterized by a dominant producer whose actions may affect the price of niobium. The consequences of competitor actions could be loss of market share and significant reduced margins and profitability.

Failure to generate sufficient cash flow from operations to fund the Company’s capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties.

To fund growth, the Company may depend on securing the necessary capital through loans or other forms of permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects. The construction of mining facilities and commencement of mining operations, such as at the Westwood Project in Canada, and the exploration and development of the Company’s properties, including continuing exploration projects around the world and expansion of the Essakane, Niobec, Rosebel and Sadiola mines, will require substantial capital expenditures. In addition, a portion of the Company’s activities is directed to the search for, and the development of, new mineral deposits. The Company may be required to seek additional financing and continuation of the current financial arrangements with its lenders to maintain its capital expenditures at planned levels. The Company will also have additional capital requirements to the extent that it decides to expand its present operations and exploration activities or construct additional new mining and processing operations at any of its properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Financing may not be available when needed or, if available, may not be available on terms acceptable to the Company. Failure to obtain any financing necessary for the Company’s capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties.

To finance future operations and development efforts, the Company expects to have sufficient cash flow from operations, but may raise funds through the disposition of non-core assets, project financing or other forms of indebtedness, or the issue of Common Shares of IAMGOLD or securities convertible into Common Shares of IAMGOLDs, which would dilute the shareholdings of the then current shareholders.

To finance future operations and development efforts, the Company expects to have sufficient cash flow from operations, but may raise funds through project financing or other means. It is also examining various options to realize the full value of the Company’s joint venture interests in mines in West Africa and in its wholly-owned niobium mine in Quebec, Canada.

The Company may also raise funds through the issue of Common Shares or the issue of securities convertible into Common Shares. The constating documents of the Company allow it to issue, among other things, an unlimited number of Common Shares for such consideration and on such terms and conditions as may be established by the directors of the Company, in many cases, without the approval of shareholders. The Company cannot predict the size of future issues of Common Shares or the issue of securities convertible into Common Shares of IAMGOLD or the effect, if any, that future issues and sales of the Company’s Common Shares will have on the market price of its Common Shares. Due to recent market volatility and the past devaluation of global stock markets, there may be an increased risk of dilution for existing shareholders should the Company need to issue additional Common Shares at a lower share price to meet its capital requirements. Any transaction involving the issue of previously authorized but unissued Common Shares or securities convertible into Common Shares would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

Past events in global financial markets have had a profound impact on the global economy and the gold mining industry and this situation could adversely affect the Company’s growth prospects, profitability, access to financing, revenue, costs and enterprise value.

Past events in global financial markets have had a profound impact on the global economy. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, currency devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lowering of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including, but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, interest rates and tax rates may adversely affect the Company’s growth and profitability. Specifically, a global credit and liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity; the volatility of gold prices impacts the Company’s revenues, profits and cash flow; volatile energy, commodity and consumables prices and currency exchange rates impact the Company’s production costs; and the devaluation and volatility of global stock markets impacts the valuation of the Company’s equity securities. These factors could have a material adverse effect on the Company’s financial condition and/or results of operations and enterprise value.

The Company’s system of internal controls over financial reporting may not detect or uncover all failures of persons within the Company to disclose material information required to be reported or fraudulent acts of a material nature.

The Company documented and tested, during its 2011 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. Accordingly, the Company’s management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Mining and other tax regimes in foreign jurisdictions are subject to differing interpretations and may be vulnerable to sudden changes.

In some cases, fiscal stability agreements are in place and provide a measure of protection by stabilizing certain tax rates applicable to a mining project depending on its phase of development. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest.

The violation by the Company of covenants contained in the 2012 Amended Credit Facility, the 2012 Niobec Credit Facility and the 2012 Amended Letters of Credit Facility (the “Credit Facilities”) may cause the Company to be in default under the terms of these facilities.

The 2012 Amended Credit Facility places certain limits on the Company, such as, on the Company’s ability to incur additional indebtedness, enter into derivative transactions, make investments in a business, or carry on business unrelated to mining, dispose of the Company’s material assets or, in certain circumstances, pay dividends. Further, the Credit Facilities require the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company’s control, including changes in general economic and business conditions, may affect the Company’s ability to satisfy these covenants, which could result in a default under the Credit Facilities. As at March 21, 2012, there were no funds drawn against the 2012 Amended Credit Facility or the 2012 Niobec Credit Facility, but $18.4 million in letters of credit were drawn against the 2012 Amended Letters of Credit Facility. Depending on its cash position and cash requirements, the Company may draw on the 2012 Amended Credit Facility and the 2012 Niobec Credit Facility to fund part of the capital expenditures required in connection with its current development projects. If an event of default under the 2012 Amended Credit Facility or the 2012 Niobec Credit Facility occurs, the Company would be unable to draw down further on the 2012 Amended Credit Facility or the 2012 Niobec Credit Facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. An event of default under the 2012 Amended Credit Facility or the 2012 Niobec Credit Facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

The Company’s fair value estimates with respect to the carrying amount of mineral interests (including goodwill) are based on numerous assumptions and may differ significantly from actual fair values.

Periodically, the Company evaluates the carrying amount of mineral interests (including goodwill) to determine whether the effect of current events and circumstances indicate such carrying amount may no longer be supportable, which becomes more of a risk in the global economic conditions that exist currently. The fair values of its reporting units are based, in part, on certain factors and assumptions that may be partially or totally outside of the Company’s control. This evaluation involves a comparison of the estimated fair value of the Company’s reporting units to their carrying values. The Company’s fair value estimates are based on numerous assumptions and may differ from actual realizable values and these differences may be significant and could have a material effect on the Company’s financial position and/or results of operation. If the Company fails to achieve its valuation assumptions or if any of its reporting units experiences a decline in its fair value, then this may result in an impairment charge, which would reduce the Company’s earnings.

Fluctuations in exchange rates of currencies directly impact the earnings of the Company.

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold is sold in the world market in United States dollars. The costs of the Company are incurred principally in Canadian dollars, United States dollars, Euros, CFA francs and South African Rand. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms. While CFA francs currently have a fixed exchange rate to the Euro and are currently convertible into Canadian and United States dollars, they may not always have a fixed exchange rate or be convertible in the future.

The Company is affected by movements in interest rates.

The Company is affected by movements in interest rates. Interest payments under the 2012 Amended Credit Facility are subject to fluctuation based on changes to specified interest rates. See the discussion below under the heading “Material Contracts – 2012 Amended Credit Facility”. A copy of the credit agreement in connection with the 2012 Amended Credit Facility is available under the Company’s profile on SEDAR at www.sedar.com.

There are financial risks associated with being a multinational company.

The Company is a multinational company that conducts operations through mainly foreign subsidiaries, foreign companies and joint ventures, and substantially all of the assets of Company consist of equity in these entities. Accordingly, any limitations, or the perception of limitations, on transfer of cash or other assets between the parent company and these entities, or among these entities, could restrict the Company’s ability to fund its operations efficiently, or to repay its debts, and could impact negatively on the Company’s valuation and share price.

The use of derivative instruments involves certain inherent risks including credit risk, market liquidity risk and unrealized mark-to-market risk.

While the Company generally does not employ hedge (or derivative) products in respect of mineral production, the Company may from time to time employ hedge (or derivative) products in respect of input costs such as fuel oil, interest rates and/or currencies. Hedge (or derivative) products are generally used to manage the risks associated with, among other things, mineral price volatility, changes in commodity prices, interest rates, foreign currency exchange rates and energy prices. Where the Company holds such derivative positions, the Company will deliver into such arrangements in the prescribed manner. The use of derivative instruments involves certain inherent risks including: (a) credit risk – the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into such transactions; (b) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (c) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

In the case of a gold option based forward sales program, if the metal price rises above the price at which future production has been committed under an option based forward sales hedge program, the Company may have an opportunity loss. If the metal price falls below that committed price under an option based forward sales hedge program, revenues will be protected to the extent of such committed production. There can be no assurance that the Company will be able to achieve future realized prices for metal prices that may exceed the option based forward sales hedge program.

Operational Risks

The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold will be produced.

Reserves are statistical estimates of mineral content and ore based on limited information acquired through drilling and other sampling methods and require judgmental interpretations of geology, structure, grade distributions and trends, and other factors. Successful extraction requires safe and efficient mining and processing.

The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold will be produced. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. It cannot be assumed that all or any part of the Company’s mineral resources constitute or will be converted into reserves. Market price fluctuations of gold or niobium, as applicable, as well as increased production and capital costs, reduced recovery rates or technical, economic, regulatory or other factors may render the Company’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or the Company to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require the Company to reduce its mineral reserves and resources, which could have a negative impact on the Company’s financial results. Failure to obtain necessary permits or government approvals could also cause the Company to reduce its reserves. There is also no assurance that the Company will achieve indicated levels of gold or niobium recovery or obtain the prices for gold or niobium production assumed in determining the amount of such reserves. Level of production may also be affected by weather or supply shortages. The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because the Company prepares its disclosure in accordance with Canadian disclosure requirements, the Company’s disclosure contains resource estimates in addition to reserve estimates, in accordance with NI 43-101. See the discussion above under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.

The Company must continually replace reserves depleted by production to maintain production levels over the long term.

The Company must continually replace reserves depleted by production to maintain production levels over the long term. The life-of-mine estimates for each of the material properties of the Company are based on a number of factors and assumptions and may prove to be incorrect. In addition, mine life would be shortened if the Company expands production. Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. The Company’s exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions. The mineral base of the Company may decline if reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates.

The ability of the Company to sustain or increase its present levels of gold production is dependent in part on the success of its projects, which are subject to numerous known and unknown risks.

The ability of the Company to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include, but are not limited to: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and the future prices of the relevant minerals. Projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated. Actual costs and economic returns may differ materially from the Company’s estimates or the Company could fail to obtain the governmental approvals necessary for the operation of a project, in which case, the project may not proceed, either on its original timing, or at all.

Reserve and resource calculations may be over/underestimated as a result of coarse gold at the Essakane Gold Mine.

The Essakane Gold Mine is a “coarse gold” deposit with particles up to five millimetres in diameter. Attempts have been made to ensure that the grade samples used to determine mineral reserves and resources are representative by using various sample preparation and analytical techniques and by re-assaying many of the earlier samples using these sample preparation and analytical techniques. The grade of the deposit could be lower or higher than predicted by the grade model developed for the feasibility study and included in the Essakane Report.

There are risks associated with pursuing a block caving mining method to expand the Niobec Mine.

The Company is considering the use of a block caving mining method to expand the Niobec Mine from the range of alternate bulk mining methods available. The pursuit of this method to expand the Niobec Mine carries with it a certain degree of risk since it is characterized by caving and extraction of a massive volume of rock, which will translate into the formation of a surface depression whose morphology depends on the characteristics of the mining, the rock mass and the topography of the ground surface.

Block cave mining can be used on any ore body that is sufficiently massive and fractured. A major challenge at the mine design stage is to predict how specific ore bodies will cave depending on the various geometry of the undercut.

The pursuit of this method involves the creation of an underground tunnel to draw points where the overlying rock, broken by gravity, more or less flows to the draw point, to be gathered and taken away for processing.

Certain of the core geotechnical risks associated with block caving are as follows:

•

uncontrolled, dynamic, large scale caving events resulting in airblasts, damage to draw points and/or other infrastructure; loss of control of cave propagation; and premature cave propagation to surface;

•	caveback hang-up resulting in the development of excessive voids leading to airblast potential and production disruption, which may threaten the economic viability of the Niobec Mine;

•	undesirable cave propagation outside the ore body resulting in potential flooding of the Niobec Mine with mud and/or water; impact to workforce safety; and surface damage; and

•	a high level of concentrated surface subsidence on breakthrough resulting in surface damage; safety hazards on the surface; and disruption of acquifiers in the vicinity of the Niobec Mine.

The realization of any of these risks, assuming the block caving method is used, could have a material adverse impact on the progress of any expansion activities at the Niobec Mine. There can be no assurance that the Company would be successful in overcoming any of the above risks and/or the results associated with such risks as part of the expansion of the Niobec Mine.

In a dynamic environment, the Company needs to ensure that its strategic planning process keeps pace with constantly changing market conditions. This is to ensure that the Company has a strategic plan in place that: supports the organization’s overall objectives; is reflective of the underlying fundamentals affecting the Company’s business at any given time; and is executed on time. Otherwise, the Company faces the risk of not having an appropriate strategic plan in place to ensure its continued, efficient growth, or having a strategic plan that is no longer relevant in light of existing market conditions or due to a delay in its execution.

The Company operates in an environment with constantly changing variables that directly impact its business both in the short- and long-term. In order to keep abreast of current market conditions and fundamentals affecting the Company’s business, the Company has a strategic planning process in place which regularly reviews its strategic plan to ensure that the Company is on track to meet its growth objectives efficiently. Given that unforeseen changes can occur at any time and that strategic plans are based upon certain conditions and assumptions that may not be valid, there can be no assurance that the Company’s strategic planning process will be completely effective in developing a strategic plan that is both appropriate for the Company and relevant, at all times, possibly resulting in a material adverse effect on the Company’s business, financial condition and/or results of operations. The Company may also not be able to execute its strategic plan in a timely way.

The Company is subject to continuously evolving legislation, which may have unknown and negative impact on operations.

The Company is subject to continuously evolving legislation in the areas of labour, environment, land titles, mining practices and taxation. New legislation may have a negative impact on operations. The Company participates in a number of industry associations to monitor changing legislation and maintains a good dialogue with governmental authorities in that respect. However, the Company is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent, delay or prohibit certain operations of the Company.

The validity of mining interests held by the Company can be uncertain and may be contested.

The validity of mining interests held by the Company, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Acquisition of title to mineral properties is a very detailed and time-consuming process, and the Company’s title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects. Several of the Company’s licenses will need to be renewed, and on renewal the license may cover a smaller area. There is a risk that the Company may not have clear title to all its mineral property interests, or they may be subject to challenge or impugned in the future. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective. A successful challenge to the Company’s title to its properties could result in the Company being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties which could have a material adverse effect on the Company.

There can be no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring exploration properties and mining assets.

The Company competes with other mining companies and individuals for mining interests on exploration properties and the acquisition of mining assets, which may increase its cost of acquiring suitable claims, properties and assets. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties and assets.

Shortages of critical resources, equipment and skilled labour may adversely affect costs and scheduling at the Company’s operations and development projects.

The mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labour and these shortages have caused unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

The Company cannot confirm the likelihood that a new application for a mining permit will be granted at its Camp Caiman Project in French Guiana or that it will receive any compensation for having been denied a mining permit.

Camp Caiman is a development project located about 45 kilometres southeast of Cayenne, the capital city of French Guiana.

Following the French government’s decision not to issue a mining permit for the Camp Caiman Project in 2008, the Company initiated two distinct legal actions in 2009 at the Administrative Tribunal in French Guiana: the first one challenging the legality of the French government’s decision (the “Permitting Appeal”); and the second one seeking compensation in the amount of €275 million for damages resulting from that decision (the “Compensation Claim”).

Under the Permitting Appeal, the Administrative Tribunal stayed the government’s decision in 2010 and ordered the government to issue a more reasoned permitting decision on the Camp Caiman Project.

Later in 2010, the French government again decided not to issue a mining permit for the Camp Caiman Project and the Company subsequently filed a new appeal of this second decision at the end of 2010 (the “Second Permitting Appeal”).

On December 30, 2011, the French authorities published a new mining framework for French Guiana setting out exclusion zones in French Guiana where mining activities are to be prohibited. While the Camp Caiman Project is located in an exclusion zone situated near the Kaw mountain, it is unclear whether the Company’s right to apply for a new permit within this zone is grandfathered under the French mining code or whether the prohibition on mining in this zone requires further administrative action from the French authorities in order to be effective. There is no assurance that the development of the Camp Caiman Project could proceed under the new framework since the French government could again refuse to issue the permit notwithstanding the provisions of the French mining code due to the ambiguity of certain provisions contained in the new mining framework for French Guiana. The Company believes that any outcome for the Camp Caiman Project will also depend on the political will of the French government and of the regional government in French Guiana.

On February 2, 2012, the Administrative Tribunal held a hearing regarding both the Second Permitting Appeal and the Compensation Claim and, on February 16, 2012, dismissed both of the Company’s actions. The Company may appeal the Administrative Tribunal’s decision.

The Company is subject to risks and expenses related to reclamation costs and related liabilities.

The Company is generally required to submit for governmental approval a reclamation plan (some of which are reassessed on a regular basis) and to pay for the reclamation of its mine sites upon the completion of mining activities. Based on current mineral reserves and business plans, it is anticipated that the Mouska and Yatela gold mines will complete mining activities within the next two years. The Company estimates the net present value of future cash outflows for reclamation costs at all properties under IFRS at $ 222.2 million as at December 31, 2011 based on information available as of that date. Any significant increases over the current estimates of these costs could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

The Company is dependent upon key management and professional personnel and executives to lead its organization.

The Company is dependent upon a number of key management and professional personnel and on executives to provide leadership to its organization. The Company’s ability to manage its exploration, development and operating activities depends in large part on the efforts of these individuals and leaders within its organization. The Company faces intense competition for qualified management and professional personnel and executives from other mining companies and there can be no assurance that the Company will be able to attract and retain such persons in the future. The Company’s inability to attract and retain capable leaders and key management and professional personnel could have a material adverse effect on the Company’s business, financial condition and/or results of operations.

The success of the Company is also heavily dependent on its technical personnel and on its ability to motivate, retain and attract highly skilled persons and there can be no assurance that the Company will continue to be able to compete successfully with its competitors in attracting and retaining technically skilled and experienced employees.

The competition for qualified technical personnel in the mining industry is currently intense. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in attracting and retaining additional qualified technical personnel with the necessary skills and experience to manage its current needs and anticipated growth. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition and/or results of operations.

The Company operates certain of its properties through joint ventures and is subject to the risks normally associated with the conduct of joint ventures.

Certain of the properties in which the Company has an interest are operated through joint ventures with other mining companies and are subject to the risks normally associated with the conduct of joint ventures. Such risks include: inability to exert control over strategic decisions made in respect of such properties; disagreement with partners on how to develop and operate mines efficiently; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters. Any failure of such other companies to meet their obligations to the Company or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their respective properties, which could have a material adverse effect on the Company’s results of operations and financial condition.

The Company’s non-controlled assets may not comply with its standards.

Some of the Company’s assets are managed by other companies or joint venture partners. Some of the Company’s partners may have divergent business objectives and/or practices which may impact business and financial results. Management of the Company’s joint venture assets may not comply with the Company’s management and operating standards, controls and procedures (including with respect to health, safety and the environment). Failure to adopt equivalent standards, controls and procedures at these assets or improper management or ineffective policies, procedures or controls could not only adversely affect the value of the related non-managed projects and operations but could also lead to higher costs and reduced production and adversely impact the Company’s results and reputation and future access to new assets.

The Company’s business is subject to a number of risks and hazards, most of which are beyond the Company’s control, and many of which are not economically insurable and the mining industry is subject to significant risks and hazards, most of which are beyond the Company’s control.

The Company’s business is subject to a number of risks and hazards generally, including, without limitation, adverse environmental conditions and hazards, unavailability of materials and equipment, adverse property ownership claims, unusual or unexpected geological conditions, ground or slope failures, pit wall failures, rock bursts, cave-ins, floods, seismic activity, earthquakes, changes in the regulatory environment, industrial accidents, labour force disruptions or disputes, gold bullion losses due to natural disasters or theft and other natural or man-provoked incidents that could affect the mining of ore and the Company’s mining operations, most of which are beyond the Company’s control. In addition, the Company has encountered other natural phenomena such as inclement weather conditions which include unusual rainy seasons at the Rosebel Gold Mine in Suriname or drought or water shortages at the Essakane Gold Mine in Burkina Faso. These risks and hazards could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

As a result, production may fall below historic or estimated levels and the Company may incur significant costs or experience significant delays that could have a material adverse effect on the Company’s financial performance, liquidity and results of operations. To minimize risks in these areas, the Company provides training programs for employees and has joint management-worker committees to review work practices and environment.

Where economically feasible and based on availability of coverage, a number of operational, financial and political risks are transferred to insurance companies. The availability of such insurance is dependent on the Company’s past insurance loss and records and general market conditions. Available insurance does not cover all of the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and insurance coverage may not be available in the future or may not be adequate to cover any resulting loss. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. As a result, the Company might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and/or results of operations.

The profitability of the Company’s business is affected by the market prices and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects as well as other factors which impact capital and operating costs.

The profitability of the Company’s business is affected by the market prices and availability or shortages of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, such as diesel fuel, oil at the Essakane Gold Mine in Burkina Faso, for example, electricity at the Sadiola Gold Mine in Mali, for example, steel, concrete and cyanide. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond the Company’s control. Operations consume significant amounts of energy and are dependent on suppliers or governments to meet these energy needs. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of the Company’s projects. If the costs of certain commodities consumed or otherwise used in connection with the Company’s operations and projects were to increase significantly, and remain at such levels for a substantial period of time, the Company may determine that it is not economically feasible to continue commercial production at some or all of the Company’s operations or the development of some or all of the Company’s current projects, which could have a material adverse impact on the Company. Costs at any particular mining location are also subject to variation due to a number of factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to the physical shape and location of the ore body. Reported cost may also be affected by changes in accounting standards. A material increase in costs at any significant location could have a significant effect on the Company’s capital costs, profitability and operating cash flow.

The operations of the Company are carried out in geographical areas which lack adequate infrastructure and are subject to various other risk factors, including the availability of sufficient water supplies.

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government, or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition, and/or results of operations.

The Company’s failure to obtain needed water permits, the loss of some or all of the Company’s water rights for any of its mines or shortages of water due to drought or loss of water permits could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities at the Essakane Gold Mine, for example.

The Company’s Quimsacocha Project in Ecuador is subject to relatively high levels of political risk in light of the early stages of the development of the mining sector, and fluidity in the rules governing mining investments.

The Company has completed a pre-feasibility study on its Quimsacocha Project located in Ecuador. Further feasibility work is required before the Company will be in a position to negotiate a mining contract with the government that would clarify all applicable fiscal terms governing the project. The project and feasibility work may be impacted by unanticipated legislative, regulatory or public policy initiatives in Ecuador in the future.

Under the mining law, the Company must agree on an exploitation contract with the government prior to entering the construction and exploitation phase at the Quimsacocha Project. There is no certainty that the Company will be able to enter into an exploitation contract on favourable terms. The failure to agree on such a contract could have an adverse effect on the Company’s financial condition and/or results of operations.

There are risks that, should they materialize, could create a situation hostile to the Company or which could undermine the ability of mining companies to operate successfully in Ecuador. These risks include, but are not limited to, the possibility that: the mining law is amended, or regulations are promulgated under the mining law, in a manner which renders the development of the Quimsacocha Project impossible or uneconomic for the Company; the Company is unsuccessful in negotiating fiscal terms in a mining contract that would support development of the project; and the Company is unsuccessful in entering into an “exploitation contract” with the government, as required under the mining law.

The Company is dependent on its workforce to extract and process minerals, and is therefore sensitive to a labour disruption at any of the Company’s material properties.

The Company is dependent on its workforce to extract and process minerals. The Company has programs to recruit and train the necessary manpower for its operations and endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at its work sites. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business. In

2011 the Company experienced work stoppages at its Rosebel Gold Mine in Suriname and its Essakane Gold Mine in Burkina Faso, both due to wage increase demands. Further labour disruptions at any of the Company’s material properties could have a material adverse impact on its business, results of operations and financial condition. The majority of our employees are represented by labour unions under various collective labour agreements. The Company may not be able to satisfactorily renegotiate its collective labour agreements when they expire. In addition, existing labour agreements may not prevent a strike or work stoppage at our facilities in the future, and any such work stoppage could have a material adverse effect on the Company’s earnings and financial condition.

There are health risks associated with the mining work force in Africa and Suriname.

Malaria and other diseases such as HIV/AIDS represent a serious threat to maintaining a skilled workforce in the mining industry throughout Africa and in South America and are a major healthcare challenge faced by the Company’s operations in Africa. There can be no assurance that the Company will not lose members of its workforce or see its workforce man-hours reduced or incur increased medical costs as a result of these health risks, which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

Surrounding communities may affect mining operations through the restriction of access of supplies and workforce to the mine site or through legal challenges asserting ownership rights.

Surrounding communities may affect the mining operations through the restriction of access of supplies and workforce to the mine site. Certain of the material properties of the Company may be subject to the rights or asserted rights of various community stakeholders, including indigenous people. Active community outreach and development programs are maintained to mitigate the risk of blockades or other restrictive measures by the communities.

Artisanal miners make use of some or all of the Company’s properties. This condition may interfere with work on the Company’s properties and present a potential security threat to the Company’s employees. There is a risk that the Company’s operations may be delayed, or interfered with, due to the use of the properties by artisanal miners. The Company uses its best efforts to maintain good relations with the local communities in order to minimize such risks.

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the environment, health and safety.

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, protection of endangered and other special status species and other matters. The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company’s business, results of operations or financial condition. The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. The Company could also be held liable for exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant.

Since 2008, samples of Niobec’s final effluent have regularly failed the Daphnia magna toxicity test which is a requirement of the provincial but not the federal regulations. After many studies and reviews with provincial authorities, Niobec’s final effluent toxicity issue will be solved by switching the source of the process water supply to the higher volume Shipshaw river and re-locating the discharge of final effluent to that location. Studies indicate that this option will resolve toxicity and provide a long-term freshwater supply for expanded mining operations. Construction of the Shipshaw system began in the middle of 2011 and is scheduled for completion in April 2012.

Niobec has periodically exceeded the Total Suspended Solids (“TSS”) monthly average concentration allowed under the Metal Mining Effluent Regulations and Environmental Effects (“MMER”). A new sedimentation pond was built in 2008 which effectively reduced TSS, but not enough to prevent the algal blooms due to phosphorous. On October 28th, 2010 Niobec received an order, in accordance with the Fisheries Act, from the enforcement branch of Environment Canada to further reduce TSS concentrations. To achieve this, sedimentation fences and Actiflo treatment equipment were installed at the beginning of 2011. Subsequently, all TSS monthly averages are now under the maximum concentration allowed under the MMER and the Company is in compliance with TSS regulations.

In December 2011, Niobec received a written warning from the Québec Ministry of the Environment for failing to notify the Minister without delay of a diesel spill which occurred on November 30, 2011. The spill was contained inside a secondary catchment and notification was sent the following day. This delay contravenes the “immediate notification” requirements. No further enforcement is anticipated.

Groundwater monitoring in 2011 detected a tailings seep outside of the Essakane Gold Mine’s tailings storage facility (“TSF”). A hydrogeological study determined the seep was limited to the southeast area of the impoundment and was attributed to permeability issues in the TSF floor which were unforeseen. The seep was exacerbated (“driven”) by a hydraulic head of fresh water which was temporarily being stored in the north end while the permanent structure was being constructed. As a result local wells in the area were proactively closed and alternate water supplies were made available. To prevent a reoccurrence of this issue, a tailings water treatment plant is scheduled for construction in 2012. The Company has also initiated mitigation plans which will address the source of the seep, as well as a collection/pump-back system which will address the resulting plume outside of the impoundment. It is expected that these plans will return the groundwater to its original condition.

Such measures, and any additional measures required to address effluent compliance, fines and costs and/or the effluent quality at either the Niobec Mine or the Essakane Gold Mine may have a negative impact on the Company’s financial condition and/or results of operations. In certain of the countries in which the Company has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes the Company’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required as security for these reclamation activities. The Company may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions the Company has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on the Company’s financial condition, liquidity or results of operations. Various environmental incidents can have a significant impact on operations.

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including varying degrees of political and economic risk.

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments; war, terrorism and civil disturbances; changes in laws or policies of particular countries, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty fees, net profits payments and tax increases or other claims by government entities, including retroactive claims; risk of loss due to disease and other potential endemic health issues; risk of expropriation and nationalization; delays in obtaining or the inability to obtain necessary governmental permits; currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold; limitations on the repatriation of earnings; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position and/or results of operations. In addition, the enforcement by the Company of its legal rights in foreign countries, including rights to exploit its properties or utilize its permits and licenses may not be recognized by the court systems in such foreign countries.

The Company’s operations could be adversely affected by changes in mining laws related to royalties, net profit payments, land and mineral ownership.

The Company’s operations could be adversely affected by changes in mining laws related to royalties, net profit payments, land and mineral ownership and similar matters.

Major changes to the mining laws of the countries in which the Company owns mining properties may be considered from time to time. If these legislative changes, which may relate to, among other things, royalty fees or net profit payments, are enacted in the future, they could have a significant effect on the ownership, use, operation and profitability of mining claims that the Company owns or holds. Any amendment to current laws and regulations governing the rights of leaseholders or the payment of royalties, net profits interests or similar amounts, or more stringent enforcement thereof in countries where the Company has operations, could have a material adverse impact on the Company’s financial condition and/or results of operations.

Operations, particularly those located in emerging countries, are subject to a number of political risks.

The Company currently conducts mining, development and exploration activities in countries with developing economies. These countries and other emerging markets in which the Company may conduct operations have, from time to time, experienced economic or political instability. It is difficult to predict the future political, social and economic direction of the countries in which the Company operates, and the impact government decisions may have on its business. Any political or economic instability in the countries in which the Company currently operates could have a material and adverse effect on the business and results of operations.

Operations in Burkina Faso, Mali, and Suriname are governed by mineral agreements with local governmental authorities that establish the terms and conditions under which the Company’s affairs are conducted. These agreements are subject to international arbitration and cover a number of items, including: the duration of mining licenses/operating permits; the right to export production; labour matters; the right to hold funds in foreign bank accounts and in foreign currencies; taxation rates; and the right to repatriate capital and profits.

While the governments of most countries the Company operates in have modernized their mining legislation and are generally considered by the Company to be mining friendly, no assurances can be provided that this will continue in the future. The economy and political system of Ecuador, French Guiana, Suriname, Peru, Colombia, Burkina Faso, Mali and Senegal should be considered to be less predictable than in countries such as Canada and the U.S. The possibility that a current, or a future, government may adopt substantially different policies or take arbitrary action which might halt exploration, production, extend to the nationalization of private assets or the cancellation of contracts, the cancellation of mining and exploration rights and/or changes in taxation treatment cannot be ruled out, any of which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

The Company maintains active communications programs with host governmental authorities and the Canadian government.

The Company’s mining properties are subject to various royalty, carried ownership interests and land payment agreements.

The Company’s mining properties are subject to various royalty, free-carried ownership interests and land payment agreements. Failure by the Company to meet its payment obligations under these agreements could result in the loss of related property interests.

The mining laws of Burkina Faso, Mali and Senegal stipulate that should an economic ore body be discovered on a property subject to an exploration permit, a permit that allows processing operations to be undertaken must be issued to the holder. Legislation in these countries currently provides for the relevant government to acquire a free-carried ownership interest, normally of at least 10%, in any mining project. The requirements of the various governments as to the foreign ownership and control of mining companies may change in a manner which adversely affects the Company.

The operations of the Company require licenses and permits from various governmental authorities to exploit its properties.

The operations of the Company require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability. Such licenses and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocation of permits and licenses, and other penalties. There can be no assurance that the Company has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that the Company has all required licenses and permits in connection with its operations. The Company may be unable to timely obtain, renew or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

The Company is subject to the risk of litigation, the causes and costs of which cannot be known.

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations. See the discussion under the heading “Litigation” under Section 8 of Item III below.

In the event of a dispute involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company’s ability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographic, political, operating, financial and geological risks.

The Company plans to continue to pursue the acquisition of producing, development and advance stage exploration properties and companies. The search for attractive acquisition opportunities and the completion of suitable transactions are time consuming and expensive, divert management attention away from our existing business and may be unsuccessful. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or share exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers in the case of the Niobec Mine, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

From time to time, some of the Company’s directors and officers may be involved with other mining companies.

Certain of the directors and officers of the Company may also serve or may in the future serve as directors and/or officers of other companies involved in resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. As a result of any such conflict, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s business.

Item III Description of the Business

1.	Mining Activities - Canada

In Canada, the Company owns interests in the Westwood Project, the Niobec Mine (a producer of niobium and discussed in Section 3 below) and the Doyon and Mouska gold mines, the second of which is still in production in Québec.

1.1	Doyon Division - Westwood Project

Unless stated otherwise, the information in this section is based upon the technical report (the “Westwood Report”) entitled “NI 43-101 Technical Report: Westwood Project, Québec, Canada” dated February 27, 2009, prepared by Réjean Sirois (Manager, Mining Geology, IAMGOLD Corporation), Daniel Vallières (Manager, Underground Projects, IAMGOLD Corporation) and Pierre Pelletier (Vice President, Metallurgy, IAMGOLD Corporation). The Westwood Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Westwood Report which is available for review on SEDAR at www.sedar.com.

i)	Project Description and Location

The Westwood Project, which is directly owned by the Company, is located in the Bousquet Township approximately 40 kilometres east of Rouyn-Noranda, Québec. The Westwood Project is located on the Doyon gold mine property (the “Doyon Gold Mine”), described in subsection 1.2 i) of Item III below and, together with Doyon Gold Mine and the Mouska gold mine (the “Mouska Gold Mine”), forms part of the “Doyon Division”. Federal and provincial permits will be required for project approval; however, the approval process may be made easier if the Westwood Project is considered to be an extension of the Doyon Gold Mine. The Westwood Project will use existing mill and water management facilities from the Doyon Gold Mine.

ii)	Accessibility, Climate, Local Infrastructure and Physiography

Access to the Westwood Project is by road from the Doyon Gold Mine. The Westwood Project is at an elevation of about 340 metres, its physiography is relatively flat and it is accessible year round. It is located in a mature forest and power, water and labour are all readily available in the area.

iii)	History

Exploration in the area of the Westwood Project dates back to 1910. In 1980, the Doyon Gold Mine was brought into production by Lac Minerals Ltd. (“Lac”), and Cambior subsequently acquired a 50 per cent interest in the Doyon Gold Mine. In 1998, Cambior became the sole owner of the Doyon Gold Mine when it acquired the remaining interest of Barrick Gold Corporation, which had acquired its interest pursuant to its acquisition of Lac. In 2002, Cambior commenced exploration and spent $11.3 million in drilling 50,000 metres and completing 2.6 kilometres of drift development. The Company acquired Cambior in November 2006.

iv)	Geological Setting and Mineralization

The Westwood Project is part of the Doyon-Bousquet-LaRonde (“DBL”) mining camp. The project is located within the southern Abitibi sub-province, in Archean volcanic and intrusive rocks of the Bousquet Formation. The DBL mining camp hosts two world class deposits: the Doyon and LaRonde-Penna mines and is by far the largest Au-Cu-Zn-Ag producing district in Québec.

The Westwood Project area is underlain by meta-volcanics rocks of the Blake River Group and partly by meta-sediments of the Cadillac and Kewagama Groups. The Mooshla intrusive, a synvolcanic differentiated pluton, intrudes the volcanics in the western part of the property. Stratigraphy generally strikes east-west (100-110°), dips steeply to moderately (70-80°) towards the south and is interpreted to have a southerly facing direction. The regional foliation is sub-parallel to the stratigraphy and vary in intensity from mild to intense. Regional metamorphism is transitional from greenschist to lower amphibolites facies.

Mineralization observed in the DBL camp is mainly associated with units number 4 and 5 of the Bousquet Formation and to a lesser extent with the Mosshla intrusive complex. These rocks host gold-sulphide vein-type mineralization at Zones 1, 2 (sub-units number 4.2, 4.3 and 4.4) and West (Mooshla Pluton) of the Doyon deposit and gold-rich VMS-type mineralization at the Bousquet (sub-units number 4.4 and 5.1) and LaRonde, deposits (sub-units number 5.1, 5.2 and 5.5).

Three distinct mineralized envelopes are identified in the Westwood area. The first two zones (Zone 2 Extension and North Corridor) consist of quartzpyrite ± chalcopyrite ± sphalerite veins and veinlets within a matrix containing 2 to 10% of disseminated pyrite. The vein systems are orientated 085-105°/60-70°S, which is slightly discordant to the regional foliation in both strike and dip. These zones are located within felsic to intermediate volcanic rocks (sub-units number 4.3 and 4.4), and associated with a proximal sericite-pyrite-garnet alteration assemblage. The third envelope delineates the Warrenmac-Westwood mineralized corridor, which is located at the same stratigraphic contact on each side of the Bousquet Fault. Both consist of gold-rich pyrite-sphalerite stringers or concentrations with local massive sulphide bands (5-50 centimetres but locally up to 7 metres) and minor gold-bearing sulphide-rich quartz veins or veinlets, all enveloped by a disseminated pyrite-rich alteration halo. Occasional black quartz veins with chalcopyrite traces return gold values, but not systematically. Rocks hosting the

Warrenmac-Westwood mineralization are lithologically and geochemically similar to the host rocks of the main sulphide lenses at the LaRonde-Penna mine. East-west sub-horizontal quartz-tourmaline (pyrite) veins are also present but rarely anomalous in gold.

v)	Exploration

From the initiation of exploration starting in 2002 to December 2011, a total of 385,000 metres of DD had been completed at the Westwood Project, of which 173,600 metres tested continuity within the known resources and the remaining 211,400 metres targeted extensions to the resources. Holes were collared from both surface (years 2002 to 2009) and the underground exploration (from 2006 to the present) drifts at depths of 360 and 840 metres below surface.

vi)	Sampling and Analysis

Sampling is conducted on intervals selected based on quartz sulphides, veins stringers, sulphide rich concentrations, shearing/deformation, alteration and disseminated sulphides, and the geologists at the Westwood Project are responsible for sample selection. Exploration core is sawed in half with one half sent to the laboratory and the other half kept as a reference in the core box. In areas of definition drilling, the whole samples are sent to the lab for assaying or a sample is first cut in half with one half sent for metallurgical testing and the other half sent to the lab for assaying. The samples are put into a sample bag, identified by sample number. Typically samples are 1 metre long in the possible high grade zones; outside these zones, sample intervals are 1 metre or 1.5 metres. The analytical quality assurance program includes systematic addition of blank samples, renumbered reject and pulp duplicates and internal reference material standards for each batch of samples sent for analysis. Some reject samples are sent to an external laboratory (Lab Expert of Rouyn, Noranda) for reassaying. In addition, some reject samples are sent to ALS Chemex at Val d’Or for base metal content determination as well as gold and silver assays. A data verification program is in place.

vii)	Drilling

Orbit Garant Drilling has been the drilling contractor on site since 2004. Nine electric drills (from underground) were running between January and December 2011. Hole lengths vary from less than one hundred metres to 2.4 kilometres. Core recovery is usually very good (greater than 95 per cent) except for the main fault zone and sericitic schist intervals where recovery may locally decrease to 50 per cent. Even when the recovery is good, the RQD is generally poor within the main fault zone area. All exploration holes are surveyed, in direction and dip, at the collar and while drilling is in progress. Down hole surveys are performed at nominal 50 metre downhole intervals with Reflex or Flexit tools depending on the instrument availability. Down-hole geophysical surveys were not performed in 2011.

viii)	Security of Samples

All samples are sent to the Doyon Gold Mine laboratory. A complete QA/QC program is then incorporated into the mine’s own quality control system. A typical batch of samples sent to the laboratory numbers approximately 150 samples and around 15 to 20 QA/QC samples are inserted into the sample stream.

ix)	Exploration Drilling

The 2008-09 surface exploration drilling campaign covered the area above the 14th level located at a vertical depth of 840 metres on both sides of the Bousquet Fault. The underground exploration drilling tested the continuity and lateral extent of the known mineralized lenses. The definition drilling program targeting Zone 2 delineated greater geological continuity than expected for the mineralization whereas grade distribution appears variable inside individual lenses as predicted. Additional mineralization was delineated closer to surface and at depth, and some isolated intercepts require follow-up. No drilling was carried out to surface in 2011.

Over 75,000 metres of diamond drilling, at a cost of $9.6 million, were completed during 2011 as part of the underground drill program. The program was designed to identify additional inferred resources and upgrade existing mineral resources to measured and indicated categories in tandem with the on-going underground development and construction.

Four underground drills, working on the exploration drilling program below the 132 level, drilled over 28,600 metres during 2011. In addition, five drills focused on in-fill and delineation work, drilling nearly 46,600 metres during the year. The Company has acquired additional confidence in the inferred resources and the remaining exploration potential.

The potential to find more resources on both sides of the Bousquet fault is considered good, especially at depth and to the west on the three mineralized corridors. On the eastern side, the boundaries of mineralization require further definition drilling and all known zones remain open at depth. The 2012 exploration program has been designed at closer spacing (80 metres X 80 metres) for shallow depth (500 metres below the 14th level) and greater spacing at further depths. Planned development will provide access for detailed evaluation drilling on Zone 2 and the North Corridor for the same period. The approved budget for 2012 calls for 89,000 metres of drilling.

x)	Mining Operations and Processing

It is planned that the ore will be processed at the existing mill complex at the Doyon Gold Mine and in the first phase only the gold ore will be treated in the mill at a proposed annual rate of 500,000 tonnes per year with the intention to increase this to 750,000 tonnes per year in the fourth year.

The ore will be trucked to the Doyon Gold Mine mill at a distance of approximately 2 kilometres for crushing and then conveyed to ore bins using the existing conveyor system. The existing SAG mill and ball mill will also be utilized. Cyanide destruction will be increased to treat 100 per cent of the tailings. The existing gold recovery circuit will require some repairs and improvements. A new circuit will be set up to remove sulphides in order to begin the restoration work of the tailings in the ponds. Tailings disposal includes the use of desulphurized tailings for reclamation cover materials at the Doyon tailings impoundments, underground paste backfill and in-pit disposal.

A bulk sample from the 84-0 level, Zone 2-30 of the Westwood project has been processed inside the actual Doyon mill circuit. A total of 8,366 tonnes were processed in July 2009. The results from the bulk sample treatment met all expectations, achieving 96 per cent gold recovery without any problems. Mineral processing and metallurgical testing will continue to be carried out on the different ore zones.

During 2011, shaft sinking reached a depth of 1,455 metres, with the installation of a spill pocket and the safety bulkhead under the 104-0 level, and underground development work totaled 9,315 metres of lateral and vertical excavation.

At the end of 2011, the Westwood Project employed 345 employees and 260 contractors.

After the Doyon Gold Mine ceased production at the end of 2009, the mills at the Doyon Gold Mine continued to process ore from the Mouska Gold Mine. The collective agreement for employees at the Doyon Gold Mine now covers employees at the Westwood Project. The employees at the Mouska Gold Mine are covered by their own collective agreement.

xi)	Mineral Resources and Mineral Reserves Estimates

Modeling of the 3D mineralized envelopes and block modeling resource estimation is performed using Gemcom GEMS v.6.2.4 software. The interpretation was performed on sections using polylines and then checked on plan views to avoid unexpected changes of direction and to ensure lateral continuity. Extension of the mineralized zones was restricted to a maximum of 50 metres laterally and 100 metres vertically from the drill holes information. Minimum width was set to 2.0 metres (true width) even if the mineralization could be contained within 10 to 25 centimetre veins. The sample length varied from 0.5 metres to 1.5 metres with an average of about one metre. All drill hole assay values are grouped into one composite per drill hole per vein. Based on the log normal distributions and Doyon Gold Mine geologists’ experience, Zone 2 Extension assays were capped to a grade*thickness value of 99 g*m/t which translates into 66 g Au/t over a 1.5 metre length, 99 g Au/t over 1.0 metre or 198 g Au/t over 0.5 metre. North Corridor assays were capped to a grade*thickness value of 60 g*m/t which translates into 40 g Au/t over a 1.5 metres length, 60 g Au/t over 1.0 metre or 120 g Au/t over 0.5 metre. The zones pertaining to the Westwood corridor are usually mineralized on the entire length of the drill hole intersects, therefore all the assay grades were capped at 20 g Au/t except for the WW10, WW17 veins and the Warrenmac massive sulfide lens that were cut at 40 g/t whatever the length of the assay. Specific gravity of 2.85 tonnes per cubic metre was used for the Zone 2 extension and North Corridor lenses based on 80 density tests. During the 2007-2011 drilling campaigns 2,442 density measurements were completed. The data average is 2.85 tonnes per cubic metre for the waste and vein zones, 3.30 tonnes per cubic metre for the semi-massive sulfide and 3.50 t/m³ for the massive sulfide material. Because the Company’s drill holes are too widely spaced, a conservative density of 3.10 tonnes per cubic metre was used to estimate the tonnage of the massive to semi-massive type of mineralization pertaining to the Westwood corridor. Exceptions are vein WW25 (3.7 t/m3) and the Warrenmac massive sulfide lens (3.7 t/m3) where there are enough closely space values to estimate the average density with enough precision.

Assuming a price of $1,400 per ounce for gold and an exchange rate of C$1.05 for each US$1.00, six grams of gold per tonne cut off for resources was used as a base. A development dilution of 33 per cent was added on the development ore while 56 per cent dilution and a 94 per cent mining recovery was added on the production ore.

A proposed production rate of 2,050 tonnes per day or 750,000 tonnes per year was used. Preliminary estimates of operational costs (not including pre-production expenditures) are C$92.94 per tonne.

Total Inferred Resources by Cut-Offs(1)(2)

Cut-Off	Tonnes	Grade	Contained Gold
(g Au/t)	(000)	(g Au/t)	(000 oz)
1.0	22,935	6.9	5,055
2.0	20,996	7.4	4,967
3.0	18,617	8.0	4,767
4.0	15,234	8.9	4,387
5.0	11,798	10.2	3,850
6.0	9,411	11.3	3,407
7.0	7,812	12.2	3,067

Total Indicated Resources by Cut-Offs(1)(2)

Cut-Off	Tonnes	Grade	Contained Gold
(g Au/t)	(000)	(g Au/t)	(000 oz)
1.0	966	10.9	338
2.0	953	11.0	337
3.0	931	11.2	335
4.0	899	11.4	331
5.0	848	11.8	323
6.0	779	12.3	308
7.0	682	13.0	285

Inferred Resources per Zones - (Cut-off = 6 g Au/t) (1)(2)

	Corridors	Tonnes	Grade	Contained Gold
		(000)	(g Au/t)	(000 oz)
East of Bousquet Fault	Zone 2	578	10.5	196
	North	2,320	11.2	836
	Westwood	1,334	8.5	366
West of Bousquet Fault	Zone 2	3,864	12.0	1,490
	North	1,100	13.1	464
	Westwood	215	7.8	55

Indicated Resources per Zones - (Cut-off = 6 g Au/t) (1)(2)

	Corridors	Tonnes	Grade	Contained Gold
		(000)	(g Au/t)	(000 oz)
East of Bousquet Fault	Zone 2
	North
	Westwood
West of Bousquet Fault	Zone 2	560	13.8	248
	North
	Westwood (Warrenmac lens)	219	8.5	60

Some base metal resources were evaluated using the NSR value of the 2009 scoping study. The total amount of base metal resources is presently insufficient to show proper economic return and therefore is not part of the present study.

Note:

(1)

Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations, however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.

(2)	All zones are estimated using a minimum of 2.0 metres true width and each individual lenses are capped to a maximum of 15 g Au/t.

xii)	Financial Evaluation

A recently completed development study (the “Development Study”) identified the following key metrics for the Westwood Project:

Classification	Tonnes	Grade	Contained Au
		(g/t Au Undiluted)	(000s oz)
Indicated Mineral Resource[1] (Warrenmac)	219,000	8.6	60
Indicated Mineral Resource[1] (Zone 2 Westwood)	560,000	13.8	248
Inferred Mineral Resource[1]	9,411,000	11.3	3,407
Total Recovered Gold		3,480,070 oz.
Mine Life		19 years
Average Annual Gold Production		190,000 oz.
Average Cash Cost		$533 per oz.
Total Pre-production Capital[2]		$518 million
Sustaining Capital (life of mine)		$529 million
Operating Cash flow (after-tax)		$1,717 million
Estimated IRR (after-tax)		9% -11%
Canadian/US Exchange Rate (2012 - 1.00)		1.05
Average Gold Price Assumption		$1,249 per oz.

(1)	Mineral resources as of May 2011 are calculated at an undiluted 6 g/t Au cutoff grade at a minimum two-metre width; panel grades of individual lenses are capped at 15 g/t.
(2)	Includes remaining capital of $198 million (after tax credits) for 2012.

xiii)	Environment

As at December 31, 2011, the recorded amount of estimated restoration and closure costs for the property was $2.5 million, representing the discounted costs. The undiscounted cost of estimated restoration and closure costs for the property was $2.7 million.

Cautionary Note to Investors Concerning Development Study

There has been insufficient work to date to define a NI 43-101 compliant measured or indicated mineral resource for the Westwood Project. Due to the uncertainty that may be attached to inferred and indicated mineral resources, it cannot be assumed that all or any part of an inferred or indicated mineral resource will be upgraded to an indicated or measured mineral resource with continued exploration. The results of the Development Study set out above are preliminary in nature and include inferred and indicated mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the results of the Development Study set out above will be realized.

1.2	Doyon Division – Doyon and Mouska Gold Mines

i)	Property Description and Location

The Doyon and Mouska Gold Mines are located approximately 40 kilometres east of Rouyn-Noranda, in the Province of Québec, Canada and, together with the Westwood Project, comprise the Doyon Division. The Doyon and Mouska Gold Mines cover an area of approximately 2,785 hectares and are situated on the prolific Cadillac-Bousquet gold belt in the Abitibi region. The Doyon and Mouska Gold Mines are held 100% by the Company. The Doyon Gold Mine property has a total surface area of approximately 20 square kilometres (1,993 hectares) and consists of 116 claims, one mining lease and three tailings leases. Mining and tailings leases are paid annually against a payment of about $66,000 per year. The mining lease was renewed for a 10-year period until July 2, 2020.

The Mouska Gold Mine property is adjacent to the western border of the Doyon Gold Mine property. This 792 hectare property is held through 22 claims and two mining leases, one expiring on August 6, 2021 and the second on April 5, 2018. The property’s production is subject to two royalties. The first, a 2% royalty on the value of gold recovered is payable to Franco-Nevada Corporation. The second royalty is a 0.2% royalty on gold produced, payable to the estate of an individual.

ii)	Accessibility, Local Resources and Infrastructure

The Doyon and Mouska Gold Mines are readily accessible by existing paved roads and benefit from available water supply and electric power supply sources. The Doyon Gold Mine facilities and equipment include a conventional mill equipped with a SAG mill and cyanidation, CIP and copper flotation processing facilities, a high-density sludge plant, a water treatment plant, a tailings pond and settling pond (both allowing for natural degradation of the cyanide, decanting and recirculation of the water used in milling), electrical and mechanical maintenance shops and a headframe, mechanized mobile underground equipment, as well as a warehouse, a paste backfill plant and an administrative building. The Doyon Gold Mine ceased operation in 2009. Surface infrastructure is being maintained during restoration of the site for treatment of the Mouska ore, and to facilitate construction at the Westwood Project.

The Mouska Gold Mine’s principal facilities include a headframe, a service building housing electrical and mechanical shops and an administrative office. All of the ore mined is processed at the Doyon Gold Mine’s milling facilities. Access to underground is via a main shaft of 485 metres and an internal shaft of 560 metres. The internal shaft is located 1.2 kilometres east from the main shaft. A ramp is located near the internal shaft on Level 15 to access reserves at depth.

iii)	Geological Setting and Mineralization

The Doyon and Mouska Gold Mines lie in the southern portion of the Archean Abitibi volcanic belt within the Bousquet Formation of the Blake River Group (“BRG”), otherwise known as the Cadillac-Bousquet gold belt in the Abitibi region of Québec. The stratigraphy trends east-west and dips steeply to the south. The BRG is overlain to the north by sedimentary rocks of the Kewagama Group and overlies sedimentary rocks of the Cadillac Group to the south. The contacts between the BRG and the adjacent sedimentary groups are characterised by extensive zones of deformation. The Mooshla intrusive, a synvolcanic differentiated pluton, intrudes on the BRG volcanic rocks.

The Cadillac-Bousquet belt is one of the largest gold producing districts of the Abitibi greenstone belt, Québec’s most productive metal mining region. The belt hosts several large deposits including La Ronde, Bousquet 2, Bousquet 1, Doyon and Mouska. These deposits lie within the intensely altered and deformed corridor of the BRG known as the Doyon-Dumagami deformation zone. Current reserves and resources combined with historical production from these mines exceed 28 million ounces of gold.

The Doyon gold deposit is dominated by vein-type mineralization, with the main mineralized veins averaging several centimetres in thickness. Vein assemblages typically comprise varying proportions of pyrite, quartz, chalcopyrite, carbonate and gold. The deposit can be divided into three parts: Zone 1, Zone 2 and West Zone. Zones 1 and 2 occur exclusively within volcanic rocks whereas West Zone mineralization is hosted by the Mooshla intrusive.

The Mouska gold deposit is hosted by volcanic and plutonic rocks of the BRG. Volcanic rocks dominate and are primarily basaltic to andesitic in composition. Economic mineralization is associated with laterally and vertically continuous narrow quartz veins of less than one metre in thickness. Veins strike East South East, dip sub-vertically and contain 5-15% pyrite-pyrrhotite and 5-10% chalcopyrite. Economic lenses occur in andesitic volcanics and in the Mooshla intrusive, which occupies the south-eastern third of the property. The intrusive hosts the current known reserves and has the best potential for resource expansion.

iv)	Drilling, Sampling and Analysis, and Security of Samples

All drill collars are surveyed and down hole surveys are conducted in exploration holes. The logging and sampling of drill holes are carried out in accordance with industry standards. Exploration core is split and mineralized zones sampled on 0.5 to 1.5 metre lengths. Whole core is usually sampled in areas of definition drilling. In unmineralized areas, sample lengths may be up to 3.0 metres. Most core samples are assayed at the Doyon and Mouska Gold Mines’ laboratory. Samples from mineralized areas are assayed by fire assay method while unmineralized samples are assayed by atomic absorption (“A.A.”). All values greater than 3.0 g Au/t obtained with the A.A. method are redone by fire assay.

At the Mouska Gold Mine all samples are assayed by fire assay method with A.A. finish and all values greater than 3.0 g Au/t obtained with the previous method are repeated twice by fire assay by gravity finish.

The quality assurance procedures and assay protocols followed at the Doyon and Mouska Gold Mines conform to industry-accepted quality control methods. The QA/QC program at the Doyon and Mouska Gold Mines includes assaying of re-numbered pulps and rejects and the addition of standards and blanks by the geology department. Pulps and rejects are routinely submitted to a commercial laboratory for external check assays.

v)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided in Section 5 below. Patrice Simard and Armand Savoie, both acting as “qualified persons” for the purposes of NI 43-101 are responsible for all mineral resource and mineral reserve estimates, for the Doyon Gold Mine, as at December 31, 2011. For the Mouska Gold Mine, Pierre Lévesque, Head of Geology, “qualified person” for the purposes of NI 43-101 is responsible for all mineral resource and mineral reserve estimates, as at December 31, 2011.

vi)	Mining Operations

The Mouska Gold Mine has recently made the transition to sub-level stoping with paste fill, although shrinkage mining may be used in some cases. All ore is processed on site. The 2,300 tonnes per day Doyon plant uses the CIL and CIP process to recover gold and produce gold bullion. In the future, no more copper concentrate will be produced after the decision to dismantle the flotation circuit has been made. The ore mined from the Mouska Gold Mine will be stockpiled and batch processed in the first quarter of 2013. No processing is planned for 2012 due to the refurbishing of the mill. Based on mineral reserves as at December 31, 2011, the Mouska Gold Mine is expected to continue in operation until 2014.

In 2012, the Mouska Gold Mine will continue stockpiling ore which will be processed in 2013 at the mill currently being refurbished for the start-up of the Westwood Project. There will be no gold production at the Mouska Gold Mine in 2012.

The following table indicates operating information for the Doyon and Mouska Gold Mines, combined, for the last two years.

DOYON DIVISION – Doyon and Mouska	2011	2010
Gold Production (Ounces)	24,000	33,000
Tonnage milled (tonnes)	56,000	61,000
Grade milled (g Au/t)	13.9	13.4
Recovery (%)	95	96

Information on mineral resources and reserves is provided in Section 5 below.

Hourly employees at the Doyon and Mouska Gold Mines are unionized. The collective agreements regarding employment of hourly employees expire on October 17, 2013 for the Mouska Gold Mine. At the end of 2011, the Mouska Gold Mine and the mills at the Doyon Gold Mine employed approximately 163 individuals and 51 contractors.

vii)	Environment

The EMS for the Doyon Division, which includes the Westwood Project, are certified under the 2004 revision of the ISO 14001 Standard and remains in compliance with the certification. The Doyon and Mouska Gold Mines successfully passed the ISO 14001 recertification audit in November 2010.

The EMS is built on a database describing operational activities and their impacts or risks on the environment. Operational procedures aim at controlling said activities to minimize said impacts. Continuous improvement of environmental performance is obtained through programs with objectives and targets. Emergency response plans and closure plans for reclamation are also prepared.

An update of the closure plan for the Doyon property, including the Westwood Project was submitted to the Québec Government in March 2010. As at December 31, 2011, the recorded amount of estimated restoration and closure costs for the Doyon property was $107.6 million, representing the discounted costs. The undiscounted cost of estimated restoration and closure costs for the property was $116.5 million, of which $17.9 million is currently funded through letters of credit under the Company’s 2010 Letter of Credit Facility.

viii)	Exploration and Development

In 2009, the Westwood Project capital expenditures were charged to the Westwood Project, a part of the Doyon Division. The majority of exploration expenditures for the Doyon Division, including the Mooshla Project, the Mouska Deep Project and the Doyon Deep Extension Project were expensed directly by the mines. Work was initiated in 2005 on the Mooshla Project by developing access from the underground workings of the Mouska Gold Mine. The exploration drift was completed in 2008, and exploration performed at Mooshla in 2009 was comprised of 4,670 metres of exploration drilling for an investment of $645,471. No further exploration work was performed at the Mooshla Project.

In 2011, exploration at the Mouska Gold Mine comprised approximately 31,900 metres of DD on several targets, including the 47 and 50-South lenses below level 17-2, for a total cost of $3.1 million. This work resulted in a transfer of 33,000 tonnes with a grade of 10.6 g Au/t to reserves and a reclassification of 121,000 tonnes with a grade of 12.7 g Au/t to measured and indicated resources; the majority of these tonnes were previously classified as inferred resources. Finally, an additional 11,000 tonnes of inferred resources with a grade of 7.1 g Au/t were added in Zone 47. At the Mouska Gold Mine, additional underground development is under way to access these recently defined reserves and resources located under level 17-2.

From the Doyon Gold Mine, the Doyon Deep Extension project was an exploration program designed to test the Doyon structures below the existing shaft. A total of 7,486 metres of DD were completed for C$854,782 in 2009. No work of drilling was carried out in 2010. Follow-up drilling on the remaining potential is scheduled for 2011-12 when access from the Westwood Project underground development workings will be available.

ix)	Taxation

The Company’s Canadian operations are subject to federal and provincial income taxes. In March 2010, the Government of Québec passed amendments to the Québec mining duty regime which increased the statutory rate from 12 per cent to 16 per cent. Additional tax information is provided in Section 6.5 below.

2.	Mining Activities – International

2.1	Africa: Burkina Faso – Essakane Gold Mine

Unless stated otherwise, the information in the sections below (other than the information under the headings “Essakane Mining Convention” and “Mining Legislation”) are based upon the technical report (the “Essakane Report”) entitled “IAMGOLD Corporation: Updated Feasibility Study — Essakane Gold Project, Burkina Faso” dated March 3, 2009 (effective June 3, 2008), prepared by Louis Gignac (President, G Mining Services Inc.), Ian Glacken (Principal Consultant, Optiro Pty Ltd.), John Hawxby (formerly, Senior Project Manager, GRD Minproc (Pty) Ltd.), Louis-Pierre Gignac (Senior Mining Engineer, G Mining Services Inc.), and Philip Bedell (Principal, Golder Associates Ltd.). The Essakane Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Essakane Report which is available for review on SEDAR at www.sedar.com.

i)	Mining Legislation and Permits

The permits comprising the Essakane Gold Mine are subject to the Mining Law no. 031-2003/AN dated May 8, 2003 of Burkina Faso (the “Burkina Faso Mining Law”). The Essakane Exploration Permits (defined in Section 2.1 ii) of Item III below) are considered to be exploration permits as defined under the Burkina Faso Mining Law. The Burkina Faso Mining Law gives the exploration permit holder the exclusive right to explore for the minerals requested on the surface and in the subsurface within the boundaries of the exploration permit.

The exploration permit also gives the holder the exclusive right, at any time, to convert the exploration permit into a mining exploitation permit in accordance with the law. Exploration permits are valid for a period of three years from date of issue and may be renewed for two more consecutive terms of three years each for a total of nine years. Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the deposit is exhausted. Pursuant to Article 21 of the Burkina Faso Mining Law, mining permits are treated as real property rights with complete right of mortgage and liens. Both exploration and mining permits are transferable rights subject to the consent of the Ministry of Mines of Burkina Faso. Pursuant to article 78 of the law, only holders of mining exploitation permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties. As a result, Essakane SA is required to maintain a reserve for future reclamation in connection with the Essakane mining permit. The Burkina Faso Mining Law also guarantees a stable fiscal regime for the life of any mine developed. The Burkina Faso Mining Law also provides that work toward development and mining must be started within two years from the date a mining permit is granted and must conform to the feasibility study.

All mining exploitation permits in Burkina Faso are subject to a ten per cent carried interest. In addition, once a mining convention is signed and an exploitation license is awarded by the government, a royalty applies on a graduated basis based on the prevailing gold price.

The royalty rate is set at 3 per cent if the gold price is less than or equal to $1,000; 4 per cent if the gold price lies between $1,000 and $1,300, and 5 per cent if the gold price is greater than $1,300.

The mining convention guarantees stabilization of financial and customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The Burkina Faso Mining Law states that no new taxes can be imposed with the exception of mining duties, taxes and royalties. However, the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

ii)	Property Description and Location

The Essakane Gold Mine straddles the boundary of the Oudalan and Seno provinces in the Sahel region of Burkina Faso and is approximately 330 kilometres northeast of the capital, Ouagadougou. It is situated some 42 kilometres east of the nearest large town and the provincial capital of Oudalan, Gorom-Gorom, and near the village of Falagountou to the east. All the Essakane Exploration Permits are located on contiguous ground.

The Essakane main zone deposit (the “EMZ deposit”) and the Falagountou resource are located within a 100.2 square kilometre permit area as described below in Section 2.1 iii) of Item III below. The permit area is surrounded by six exploration permits (the “Essakane Exploration Permits”) totalling 1,266.39 square kilometres. Five of the six Essakane Exploration Permits are new permits granted by the Ministry of Mines in November 2009 for an initial three-year term ending November 2012, and subject to further renewal. The sixth Essakane Exploration Permit was renewed in October 2009 for a second three-year term subject to renewal in October 2012.

iii)	Type of Mineral Tenure

Each of the Essakane Exploration Permits has been granted by the Minister of Mines, Quarries and Energy pursuant to the Burkina Faso Mining Law. The Essakane Exploration Permits are in good standing. Pursuant to the Burkina Faso Mining Law, each mining exploitation permit application requires a separate feasibility study but there is precedent in Burkina Faso for variations to this rule. The total entitlement of an exploration permit is nine years. Exploration permits are guaranteed by the Burkina Faso Mining Laws, provided the permit holder complies with annual exploration expenditures and reporting requirements. The Burkina Faso Mining Law provides for an exploration permit to be superseded by a mining permit.

Essakane S.A. is a Burkinabe company created for the purpose of developing and operating the Essakane Gold Mine. The Company owns 90 per cent of the outstanding shares of Essakane S.A., while the Government of Burkina Faso has a ten percent free-carried interest in the outstanding shares in Essakane S.A. and a graduated royalty varying between 3 per cent and 5 per cent based on the market price of gold from production. The ten per cent interest of the Government of Burkina Faso is a carried interest. The Government of Burkina Faso also collects various taxes and duties on the imports of fuels, supplies, equipments and outside services as specified in the Burkina Faso Mining Law.

iv)	Essakane Mining Convention

In July 2008, subsequent to the date of the Essakane Report, the mining convention (the “Essakane Mining Convention”) for the Essakane Gold Mine was signed by the Minister of Mines and Energy for Burkina Faso and Essakane S.A. Pursuant to a condition contained in a bridge loan facility agreement entered into by Orezone Essakane Limited, Essakane S.A. was required to re-execute the Essakane Mining Convention in September 2008. The Essakane Mining Convention acts as a stability agreement in respect of mining operations by, among other things, transferring the state-owned mineral rights to a mining company. The Essakane Mining Convention clarifies the application of the provisions of the Burkina Faso Mining Law with respect to Essakane S.A. by describing the Government of Burkina Faso’s commitments and operational tax regime and the obligations of Essakane S.A. to the Government of Burkina Faso. The Essakane Mining Convention cannot be changed without the mutual agreement of both parties. Pursuant to the Essakane Mining Convention, Essakane S.A. is to carry out its operations in furtherance of, and in accordance with, the 2007 Essakane Feasibility Study and the Environmental Assessment. The Essakane Mining Convention is valid from the date of issuance for a period of 20 years and is renewable for the full life of the Essakane mining permit. Thereafter, the Essakane Mining Convention is renewable at the request of either of Essakane S.A. or the Government of Burkina Faso for one or more periods of ten years each, subject to the provisions of the Burkina Faso Mining Law.

The Essakane Mining Convention stabilizes and governs specific details relating to fiscal policy, taxation, employment, land and mining guarantees, customs and currency exchange regulations and environmental protection in accordance with the Burkina Faso Mining Law.

In accordance with Burkina Faso’s statutory requirements and international best practices, the Environmental Assessment had been submitted to the Burkina Faso Minister of Environment on August 8, 2007. After review and public consultations, the Environmental permit (the “Essakane Environmental Permit”) for the Essakane Gold Mine was issued by the Minister of the Environment on November 30, 2007.

The Essakane Gold Mine resulted in the displacement of approximately 11,300 people living in 2,562 households in the Essakane Gold Mine area. A resettlement action plan (the “RAP”) was developed and approved in consultation with the community to address the resettlement of these people. The RAP describes the policies, procedures, compensation rates, mitigation measures and schedule for resettlement. The approach to involuntary resettlement is consistent with the International Financial Corporation’s Performance Standards on Environmental and Social Sustainability and Essakane will adopt a collaborative approach involving the Government of Burkina Faso and the affected communities. Construction of resettlement villages commenced in October 2008 and was completed in 2009.

v)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Essakane Gold Mine area and specifically the area surrounding the EMZ deposit are characterized by relatively flat terrain sloping gently towards the Gorouol River to the north of the EMZ deposit. Vegetation consists mostly of light scrub and seasonal grasses. Access to and from the capital Ouagadougou is by paved road and then by laterite road and within the exploration permits, access is by way of local tracks and paths. The derelict heap leach pad and plant operated by Compagnie d’Exploitation des Mines d’Or du Burkina (“CEMOB”) in the 1990s is located one kilometre east of the EMZ deposit and contains approximately one million tonnes of leached material.

As discussed above under the heading “Essakane Mining Convention”, some 2,562 households totaling 11,300 individuals live within the Essakane Gold Mine footprint or are economically affected by the Essakane Gold Mine. There are no major commercial activities in the project area and economic activity is confined to subsistence farming and artisanal mining. There are no operating rail links and all transport is by road or by air using an aircraft owned and operated by Essakane S.A. The climate is typically sahelian and with the temperature ranging from 50oC to 10oC. A wet season occurs between late May and September. Surface rights in the area of the Essakane mining permit belong to the State of Burkina Faso. Utilization of the surface rights is granted by the Essakane mining permit under condition that the current users are properly compensated. Electricity to the exploration site is provided by on-site diesel generators; satellite communication is also available at the Essakane site. Water is pumped from wells (boreholes) in sufficient quantities for exploration drilling and the mining camp. A 26 megawatt power plant, fuelled with heavy fuel oil was built for the production phase. The main sources of water are the Gorouol River during the rainy season and well fields around the Essakane pit and near the Gorouol River.

Essakane S.A. has initiated local training programs for artisans. It is envisaged that unskilled labour will be sourced locally with skilled labour drawn from Burkina Faso at large. It is expected that some 90-150 expatriates from North America and Europe will be required in the initial years of production, but that number will decrease as Burkinabe workers acquire the expertise and experience to replace the expatriate employees.

The tailings storage facility is located southwest of the surface mine and processing plant. The mine waste storage facility is located mainly east of the surface mine, and a smaller waste dump will also be located west of the surface mine.

Approximately one million tonnes of material on the existing CEMOB heap leach pad from previous mining operations may be processed during the production phase. Currently, there is no plan for heap leaching at the Essakane Gold Mine in the future.

vi)	History

The EMZ deposit has been an active artisanal mining site since 1985. Heap leach processing of gravity rejects from the artisanal winnowing and washings was carried out by CEMOB in the period 1992-1999. From available records located in Burkina Faso, CEMOB placed 1.01 million tonnes of material at an average grade of 1.9 grams of gold per tonne and achieved 73 percent recovery. It is estimated that 250,000 ounces of gold has been extracted from the local area since 1992. At its peak, up to 25,000 miners worked the EMZ deposit.

A company named Société Filière Or (“SFO”) was formed in which the Government of Burkina Faso held a 10 per cent interest. SFO controlled all mining and processing. During this period, the Bureau des Mines et de la Géologie du Burkina undertook regional mapping and geochemical programs and arranged and financed the program of heap leach test work between 1989 and 1991. The plant was constructed in 1992 and produced 18,000 ounces in 1993 but averaged between 3,000 and 5,000 ounces per year. Serious efforts were also made to leach saprolite from the EMZ deposit but, based on verbal accounts, leaching failed because of high cement consumption and solution blinding in the heaps.

CEMOB was granted the Essakane mining research permit in 1991. The permit covered most of the area which is now included within the Essakane Gold Mine (excluding the Gomo permit). BHP Minerals International Exploration Inc. (“BHP”) assisted CEMOB and explored the area from 1993 to 1996 under a proposed joint venture earn-in. BHP excavated and sampled 26 trenches (for 4,903 metres) along the EMZ deposit. Scout RC drilling was completed (including on the Falagountou and Gossey prospects), followed by RC drilling (7,949 metres of vertical holes on a 100 metre by 50 metre grid) and a few DD holes (1,510 metres) in the main area of artisanal mining on the EMZ deposit.

Upon CEMOB going into liquidation in 1996, Coronation International Mining Corporation (“CIMC”) secured title and in July 2000, six new Essakane licenses were granted to CIMC. In September 2000, CIMC entered into an option agreement with Ranger Minerals (“Ranger”) pursuant to which Ranger undertook an exploration program, focusing on intensive RAB and RC drilling of an oxide resource between October 2000 and June 2001. RAB drilling (12,867 metres) was used to locate drill targets at Essakane North, Essakane South, Falagountou and Gossey. Follow up RC drilling at the EMZ deposit amounting to 22,393 metres was completed along with 1,070 metres of DD twins and extensions. Ranger mapped and sampled veins in the BHP trenches and decided to drill toward local grid east at a dip of -60 degrees.

In April 2007, Orezone Resources, Orezone Inc., Orezone Essakane Limited, Gold Fields Essakane (BVI) Limited (“GF BVI”), Orogen and Essakane (BVI) Limited entered into a members agreement which gave effect to the terms of an option agreement and also set out the terms and conditions on which the parties would form a joint venture. GF BVI earned a 50 per cent interest in Essakane (BVI) Limited by spending the requisite $8 million on exploration. It increased its ownership to 60 per cent in the Essakane Gold Mine when it gained a further ten per cent interest in Essakane (BVI) Limited after Essakane (BVI) Limited completed the Essakane Feasibility Study on September 11, 2007. In October 2007, Orezone Resources entered into an agreement with GF BVI to acquire its 60 per cent interest in the Essakane Gold Mine in consideration for $200 million, with $150 million in cash and $50 million in Orezone Resources Shares. The transaction closed on November 26, 2007 and Orezone Resources became the operator and owner of a 100 per cent interest in the Essakane Gold Mine subject to the interest of the Burkina Faso government.

After obtaining the Essakane Environmental Permit, and concluding an agreement with the local population discussed above under the heading “Essakane Mining Convention”, the Essakane mining permit was granted, which resulted in the transfer of the Essakane Gold Mine to Essakane S.A. See “General Development of the Business — Three Year History” for a description of the acquisition of Orezone Resources by IAMGOLD.

Orezone Resources was the project operator at the Essakane Gold Mine from July 2002 through December 2005. The 2006 project development exploration program on the deposit was carried out by GF BVI and focused on quality of gold assay, quality of geological modelling and quality of mineral resource estimate.

vii)	Geological Setting

The Essakane Gold Mine occurs in the Paleoproterozoic Gorouol greenstone belt in northern Burkina Faso. The local stratigraphy can be subdivided into a succession of lower-greenschist facies meta-sediments (argillites, arenites and volcaniclastics), conglomerate and subordinate felsic volcanics, and an overlying Tarkwaian-like succession comprising siliciclastic meta-sediments and conglomerate. Each succession contains intercalated mafic intrusive units that collectively comprise up to forty per cent of the total stratigraphic section.

The region preserves evidence for at least two regional deformational events. D1 structural elements such as the Essakane host anticline are refolded by a series of NNE-trending F2 folds. Later localized deformation occurs near the margin of a calc-alkaline batholith in the south of the project area. The Markoye Fault trends North North East through the western portion of the project area and separates the Paleoproterozoic rocks from an older granite-gneiss terrane to the west.

viii)	Mineralization

Essakane is an orogenic gold deposit characterized by quartz-carbonate stockwork vein arrays and is hosted within the lower meta-sedimentary sequence. The deposit occurs in an upright asymmetric anticline that plunges shallowly to the northwest. The highest concentration of quartz veins and gold mineralization occurs in the 50-70 metre thick ‘main arenite unit’, and spatially in the hinge zone and eastern fold limb of the host anticline.

There are two distinct structural controls on gold mineralization: (i) gold associated with bedding parallel deformation; and (ii) gold associated with structures formed by the anticlinal folding event. The vein arrays are complex and consist of: (i) early bedding parallel laminated quartz veins; (ii) late steeply dipping extensional quartz veins; (iii) axial planar veins and pressure solution seams in the fold axial zone.

Alteration in the host arenite unit typically consists of a sericite > carbonate > silica ± albite ± arsenopyrite ± pyrite assemblage. Arsenopyrite and pyrite occur within and adjacent to quartz veins or are disseminated throughout areas of wallrock alteration. Traces of chalcopyrite, pyrrhotite, galena and hematite can occur with the arsenopyrite. Gold occurs as free particles within the veins and also as intergrowths in arsenopyrite on vein margins or in the host rocks. The regolith profile within the deposit area consists of one to three metres of laterite, a 30 to 50 metre thick upper saprolite zone and a 10 to 30 metre thick lower saprolite zone that is underlain by competent rock. The Essakane deposit has a strike length of 2,500 metres and is open to the north, although economic mineralization follows the fold plunge to become progressively deeper.

ix)	Drilling

Orezone Resources and GF BVI drilled 20,364 metres of oriented HQ diameter core between September 2005 and June 2006 for the project development and feasibility study program. Since 2009 Essakane SA drilled 79,561 metres of DD and 12,788 metres of RC. The objectives were to infill drill to upgrade inferred resources, expand the resource inventory and better understand the geology and controls on mineralization to advance geological modelling and improve the quality of assay samples.

x)	Sampling Method

Most of the drill holes are sampled as one metre lengths of full core. The first one kilogram assay sub-sample is split out only after the sample had been crushed to 80 per cent passing 2 millimetres. The entire one kilogram sub-sample aliquot is pulverized to 90 percent passing 75 microns and assayed without further sub-sampling. RC drilling during 2006 was mainly used as a pre-collar to DD holes. Drilling changed to DD as soon as wet samples were returned generally at a depth of 45 to 50 metres. In 2010, 99 holes were drilled entirely using RC drilling to a depth of 150 metres to investigate ore shoots at Essakane South. All the 5 1/4 to 5 1/2 inch RC holes were sampled at 1 metre intervals at the drill rig. The full 20 to 40 kilogram RC samples were reduced to 3 to 5 kilograms with an 8 to 1 riffle splitter. This was subsequently changed in 2006 to use rotor splitters to split out a 1 kilogram sample which was then pulverized to 90 per cent passing 75 microns and assayed by LeachWELL rapid cyanide leach. The one kilogram splits were re-assayed at SGS Tarkwa in 2006 and 10 per cent of the splits were sent to ALS Chemex in Ouagadougou during the 2010 campaign.

GF BVI completed a range of bottle roll leach and gravity concentration tests in late 2005 and demonstrated that the previous BLEG and LeachWELL bottle roll assays were biased low because of anomalously poor dissolution of coarse gold. GF BVI introduced a comprehensive QA/QC system involving insertion of certified standard reference materials supplied by RockLabs, which is still kept in place by the Esskane Gold Mine exploration team. Coarse quartz blanks were inserted as well.

xi)	Data Verification

A significant proportion of the assay data for the Essakane Gold Mine has been generated by previous operators. However, much of this historical data was generated either with inadequate QA/QC measures in place, or uncertified reference materials were used, and thus made the quality control measures equivocal. In 2007, RSG Global completed a review of the recorded quality control data for the Essakane pre-feasibility study. The key findings of this review are summarized below:

•	The use of uncertified (unaccredited) standards should be discontinued; the use of 250 gram standards for BLEG and LeachWELL cyanide leach assays should be examined.

•	Orezone standards appear to have been mixed up during laboratory submission; much of Orezone standard data appears unusable.

•	The Abilabs QA/QC results appear to be substandard.

•	A bias between BHP FA (ITS FAA) and BLEG assays may be the result of incomplete dissolution during the BLEG process.

•

Indications exist that unaccounted gold is present within samples that report BLEG results less than 1.0 g Au/t; this suggests that tails samples should be taken for all BLEG samples greater than 0.5 g Au/t.

•	Heterogeneity test work should be undertaken to optimize the sub-sampling protocol.

xii)	Mineral Processing and Metallurgical Testing

Early on, it was determined that a conventional crushing, milling, CIL gold plant would be required and extensive leaching tests were conducted on various ore types.

xiii)	Mining Operations

Mining is carried out using a conventional drill, blast, load and haul surface mining method with an owner fleet. The annual mining rate will be 35 million tonnes per year in 2012, then climb to 50-55 million tonnes per year to 2014 and is expected to remain at that rate for six years before decreasing gradually to the end of pit life. The weathered zones will continue to be sequentially mined over the life of the operation commencing with the saprolite and benches will be on five metre heights. Grade control samples are collected using RC drills and drill rigs are used for drilling production blast holes. Loading is accomplished with hydraulic excavators and wheel loaders. The truck fleet is composed of fourteen 150-ton class and six 100-ton class trucks.

Ore to the plant is a blend of the three weathered types commencing predominantly with saprolite and transition (saprock) for the first three years. Fresh rock mill feed will gradually increase from 2012 onwards. Milling rates will be at 9 million tonnes per year, and 12.0 million tonnes per year thereafter when mill feed is entirely fresh rock. The great majority of waste material is being stored in the main overburden storage facility. Other mining infrastructure involves a mine office complex (mine offices, change house and canteen), equipment workshop with overhead cranes integrated to the main warehouse and external wash down bays, blasting and explosives compound including magazines, diesel storage and dispensing facility and a drill core storage facility. The operating costs have been determined for two ore types, namely the saprolite ore and fresh rock arenite/argillite ore. The operating cost for the transition ore type is determined by averaging the process cost for the oxide and fresh ore.

The proposed tailings storage facility has an overall base of some 450 hectares and was developed in stages concurrent with mine production using thickened tailings disposal with full capacity to suit the current life of mine. Mine haul roads are 20 metres wide and constructed by the mining department to support the 150 tonne mine haul trucks. The mine village was built from prefabricated structures and this village was initially used as the construction camp. The site has a satellite communications system. Two office complexes are located in the mine plant area, one to service mine operations and maintenance and the other reserved for construction management and administrative services. The main warehouse is attached to the mine maintenance shops and includes a sizeable storage yard.

General services are an essential component to the success of the project. Because of the remoteness and complex logistics of the mine coupled with the limited services available in Burkina Faso, the scope and extension of the general services department to support construction and, subsequently, production is very substantial. Current manpower is approximately 2,300 workers, including contractors. The capital costs for infrastructure, processing facilities, plant and equipment, construction indirects, general services and pre-production development was approximately $448 million.

Production

The 2012 production is estimated at 320,000 to 345,000 attributable ounces of gold.

The following table indicates operating information for the Essakane Gold Mine.

ESSAKANE GOLD MINE	2011	2010
Gold Production (Ounces) 100%	375,000	136,000
Tonnage milled (tonnes)	7,977,000	2,973,000
Grade milled (g Au/t)	1.5	1.5
Recovery (%)	95	96

xiv)	Exploration and Development

In 2011, over 30,000 metres of delineation and resource expansion drilling were completed in conjunction with 50,000 metres of exploration drilling by the Company’s regional exploration group (both within and outside the mine lease). Over 22,000 metres were also drilled in or near the pit area to extend or confirm the continuity of deeper zones for the purposes of an expansion feasibility study.

xv)	Mineral Resources and Mineral Reserve Estimates

As of December 2011, the Essakane Mineral Resources and Mineral Reserves include both the Essakane Main Zone (EMZ) and the satellite Falagountou deposit, located approximately 9 kilometres east of the EMZ.

The EMZ block model used for the mineral resouces estimation consists of blocks of dimensions of twenty metres east-west, twenty metres north-south and five metres vertical. The average density was determined by lithological type and alteration level by conducting density measurements on approximately 12,000 saprock and fresh arenite and argillite core samples.

The Falagountou block model is based on five metre cubic blocks in which both gold grade and rock density were interpolated using the inverse distance squared algorithm.

The open pit optimizations were performed using Whittle software based on the Lerch-Grossman algorithm. The final pit shells used for mine design correspond to the ones that maximize the net present value of both the EMZ and Falagountou Projects.

The basis of the mineral resource estimate in both deposits included geological interpretation and modeling, block modeling, drill hole compositing (five metre lengths at EMZ and one metre at Falagountou), statistical analysis of sample sets to establish a suitable domaining strategy, analysis of caps by examining the cumulative mean grade and cumulative standard deviation of the data sets and variography of the raw composite grades within each domain. The base case gold price used for pit optimization and design was $1,100 per ounce while mineral resources were defined within a $1,400 per ounce pit shell.

December 2011 Mineral Resources (1)(2)

Category	Tonnage	Grade	Contained Gold
	(Mt)	(g Au/t)	(M oz)
Indicated	139.6	1.05	4.735
Inferred	24.1	1.14	0.885

Notes:

(1)

Mineral resources are inclusive of mineral reserves. Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.

(2)	Reported within a $1,400/oz Whittle Pit Shell generated on Measured, Indicated and Inferred Resources.

December 2011 Mineral Reserve (1)

Category	Reporting Cut-off	Tonnage	Grade	Contained Gold
	(g Au/t)	(M t)	(g Au/t)	(M oz)
Probable	Oxide (0.35-0.37)	16.588	0.82	0.436
	Transition (0.39-0.42)	16.628	0.99	0.530
	Fresh (0.52-0.54)	76.029	1.18	2.892

Total Probable		109.245	1.10	3.858

Total		109.245	1.10	3.858	*

Waste (including non-reserve material)	(000t	)	260,449
Strip Ratio			2.38
*attributable: 3,472,000 oz

Notes:

(1)	Mineral Reserve based on $1,200 per ounce cutoffs inside $1,100 per ounce pit design.

xvi)	Environment

As at December 31, 2011, the recorded amount of estimated restoration and closure costs for the property was $20.2 million, representing the discounted costs. The undiscounted cost of estimated restoration and closure costs for the property was $22.7 million.

2.2	Africa: Republic of Mali - Sadiola Gold Mine

i)	Property Description and Location

The Sadiola Gold Mine consists of an open pit mining operation exploiting the Sadiola gold deposit, associated CIP processing plant, townsite and infrastructure at Sadiola, in Mali. The Sadiola area is located in the extreme west of the Republic of Mali, West Africa near the Senegal/Mali border, approximately 70 kilometres south of Kayes, the regional capital. The Sadiola Gold Mine is owned by SEMOS which holds the mining rights for gold, silver (and related substances) and platinoids for the mining permit area in Mali (the “Sadiola Mining Permit”) in which the Sadiola Gold Mine is located. The Sadiola Mining Permit covers an area of 302 square kilometres. The shareholders of SEMOS are IAMGOLD, which indirectly owns 41%, AngloGold Ashanti, which indirectly owns 41%, and the Government of Mali, which owns 18%. The IFC, a member of the World Bank Group, sold one half of its 6% interest to each of IAMGOLD and AngloGold Ashanti on December 29, 2009 and no longer has an interest in SEMOS.

The Sadiola Mining Permit is for an initial term of 30 years, expiring in 2024, and may be extended by order of the President of Mali if mining operations are ongoing. Under the Malian Mining Code, the Sadiola Mining Permit may be cancelled by a decree of the President in certain events, including: a delay of mining for longer than one year, without valid reason, in a manner prejudicial to the general interests of Mali; a default in the performance of the obligations under, or the failure to maintain proper records as required by, the concession agreement covering the Sadiola Mining Permit; the non-payment of taxes; conducting mining activities outside of the Sadiola Mining Permit; and ceasing to provide technical and financial guarantees required in order to proceed satisfactorily with mining activities.

SEMOS

SEMOS is the joint venture company which holds the Sadiola Mining Permit, owns the Sadiola Gold Mine and carries out exploration activities within the Sadiola Mining Permit. SEMOS is governed by an agreement dated September 8, 1994 (the “SEMOS Shareholders Agreement”) to which all of the shareholders of SEMOS are parties. Decisions of the directors of SEMOS are by majority vote; however, the approval of at least 75% of the directors of SEMOS is required for a number of significant decisions affecting the assets, operations or capitalization of SEMOS, including the modification of any mining plan, the encumbrance of assets, the development of another mine, a change in the nature or purpose of SEMOS and a decision to abandon the Sadiola Mining Permit, as well as for budget approvals, incurring of indebtedness and profit distributions. A shareholder (other than the Government of Mali) can be forced to relinquish its shares of SEMOS by any other shareholder for breach of the SEMOS Shareholders Agreement, in which event there is a requirement for the valuation of the terminated party’s interest and a buyout at such value.

SEMOS makes distributions of profits after taking into account repayment of capital, the forecast operating and capital expenses of SEMOS, and legal reserves required by applicable corporate law. Operating expenses include all the expenses of SEMOS incurred in connection with its activities, including mine operations, depreciation, taxation and legal provisions, but excluding investments.

IAMGOLD and AngloGold Ashanti have agreed to vote together at shareholders’ meetings with respect to any action requiring 75% shareholder approval or at meetings of directors with respect to any resolution requiring a similar level of approval. There is no requirement to vote together in the event of a conflict of interest with respect to one of the parties voting. If the two parties cannot agree, their shares of SEMOS must be voted against such resolution.

ii) Accessibility, Climate, Local Resources and Infrastructure

The Sadiola Gold Mine is located in a remote part of Mali with almost no infrastructure. Establishing the mine and process plant required upgrading of the regional gravel road linking the mine to Kayes, and access to the Sadiola Gold Mine from Kayes is now by a regional all-weather road. There is an airstrip at the Sadiola Gold Mine capable of handling light aircraft. Kayes is serviced by rail, road and air from Bamako, the capital of Mali, and from Dakar, the capital of Senegal. Bamako has an international airport with daily flights to many other West African and European destinations. There are return flights twice weekly between Bamako and Kayes. Dakar is a major port of entry to West Africa by sea and air.

A 57 kilometre pipeline from the Senegal River, the only reliable source of water in the region, was built to provide approximately eight million cubic metres per year of process water. Electrical power is provided through Sadiola’s diesel powered generating sets which are capable of meeting an average demand of 16.7 MW and a peak demand of 17.7 MW. As part of the Sadiola Sulphide Project (“SSP”), as discussed under the heading Sadiola Sulphide Project below, a connection to the Mali electrical grid is being investigated which would make available lower cost power for Sadiola.

iii) Drilling, Sampling and Analysis, and Security of Samples

QA/QC protocols are in place with respect to sampling procedures.

The collection and processing of all grade control and exploration samples prior to dispatch to the SEMOS laboratory is carried out by employees of SEMOS.

Blind quality control sample trays are given to the SEMOS laboratory containing 2.9% pulp repeats, 2.9% blanks and 2.9% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. The SEMOS laboratory processes principally all the grade control samples for the Sadiola Gold Mine.

In combination with the SEMOS laboratory, Analabs (in Kayes) processes the samples from exploration and the Deep Sulphide Project. Blind quality control sample trays are given to Analabs containing 10% pulp repeats, 3% blanks and 7% standard material.

Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. Approximately 10% of a drill project’s ore zone is submitted to an external laboratory (generally Chemex, in Canada) for check assay. More recently, certain projects have had 10% of their entire sample set sent for re-assay.

SEMOS resource drilling uses a custom designed SQL relational database. The database is marketed by Century Systems (Canada). The system has been pre-designed to check for errors so as to prevent geological overlapping and incorrect sample intervals. The system utilizes user security levels to prevent unauthorized access to data as well as data corruption by simultaneous multiple user use. The database is audited from time to time.

Resource modeling is undertaken by a dedicated team of on-site personnel. Datamine is used to construct geological and grade models, while Istatis software is used for Uniform Condition to estimate recoverable resources.

Reconciliations are carried out on grade, tonnage and contained metal between the individual anomaly resource models and grade control models on a monthly basis (for anomaly where mining has taken place). In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparisons of called mining grade and received plant grade are also undertaken.

iv)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided in Section 5 below.

v)	Mining Operations

Operator

IAMGOLD and AngloGold Ashanti are equal partners in SEMOS and AngloGold Ashanti, through its wholly-owned subsidiary AngloGold Mali S.A. (“AngloGold Mali”), is the operator of the Sadiola Gold Mine. In consideration for its services, AngloGold Mali is entitled to receive a management fee of 1% of revenue derived from operations at the Sadiola Gold Mine, an engineering fee of 4% of capital expenditures at the Sadiola Gold Mine (with some exclusions) and reimbursement for technical and consultancy services (which are to be competitive and consistent with the standard rates charged by AngloGold Ashanti to other non-operator companies). In addition, AngloGold Mali is entitled to reimbursement for all reasonable costs incurred by it in connection with its services as operator of the Sadiola Gold Mine.

Production

The oxide and sulphidic saprolite ores are being exploited by open pit mining techniques. Ore extraction is being conducted at the Sadiola main pit and four smaller satellite pits.

The pit slopes have been engineered to industry standards of stability for the range of lithologies present at Sadiola, following risk management principles. There are regular reviews of the slope designs and conditions by external geotechnical consultants.

Mining operations are carried out by Moolmans, a mining contractor from South Africa with extensive open pit experience. Grade control is effected by drilling 10 metre long vertical (or inclined) holes on a 10 metre by five metre grid. Ore is transported to the main run-of-mine stockpile, located between one kilometre and seven kilometres from the respective pits. Waste material is disposed of in dumps adjacent to the pits with minimal haul distances, usually less than 0.5 kilometres.

Approximately 90 per cent of ore is stockpiled before processing. The ore stockpiling facility is located between the pit and the process plant, and its purpose is two-fold. Primarily, the area allows stockpiles of ore with differing oxide and sulphide mineralogy, gold grades, hardness, viscosity levels (resulting not only from variable clay contents but also from differing clay minerals) and grit contents to be laid down. Ore is reclaimed from the stockpiles and fed into the process plant on a blended basis, thereby reducing feed variability and contributing to the efficiency of the process plant and maximizing the recovery of gold. The second function of the stockpile is to provide a reserve of ore to feed the process plant at times when pit operations are temporarily affected by external factors such as heavy rains.

Processing

The processing plant consists of two identical parallel leach circuits, collectively capable of treating approximately 4.6 million tonnes of saprolite ores per year.

As described above, most of the ore is delivered from the pit to a stockpile/reclaim area, adjacent to the processing plant site. The ore blend is reclaimed from the stockpile using front-end loaders and trucks and, with the ore sourced directly from the pit, is fed to two parallel mineral sizers, a type of crusher designed to handle the softer ores which are found at the Sadiola Gold Mine. The ore passes to surge bins located ahead of the two ball mills. A single regrind mill is incorporated, serving both circuits, to further grind the coarse fraction contained in the output from the ball mills and into a conventional grinding and leaching circuit.

The discharge from the ball mills is fed to cyclones, the overflow from which goes to the leach circuit where the pulp is subject to cyanide leaching, while the underflow goes to the regrind mill. A second gravity concentrator was added to the circuit during 2010.

The barren slurry, after removal of the gold, is pumped to the tailings dam, located approximately three kilometres to the southeast of the process plant, for final disposal.

Sadiola Sulphide Project (“SSP”)

In December 2010, a feasibility study on the mining and processing of the hard sulphide ore at Sadiola was completed. The current Sadiola Gold Mine life of mine plan indicates declining gold production over time going forward until end of mine life in 2017. The feasibility study projects an increase in production at the Sadiola Gold Mine to between 350,000 and 500,000 ounces per year (on a 100% basis running from 2013 through 2018) with an end of mine life in 2025, increasing the total gold production at the Sadiola Gold Mine by approximately 2.2 million ounces beyond the current mine plan.

The feasibility study calls for mining to continue on an open pit basis and incorporate larger mining equipment. This study is based on construction of a new crushing, grinding and CIL plant for treatment of the deep sulphide ores and existing hard ore stockpiles while the existing mill would continue to treat soft oxide ores in parallel, or treat additional sulphide ore once oxide ore is exhausted. The total nominal treatment capacity of the proposed operation would be 8.5 million tonnes per year on the combined feeds versus 5 million tonnes per year nominal capacity with the current plant treating primarily softer oxide ores.

Evaluating the differential economics between the current plan and the new plan, the feasibility study demonstrates an after-tax project internal rate of return of 17%, at a gold price of $1,000 per ounce based on an initial investment of $384 million for the treatment plant, mining fleet, waste pre-stripping, and various infrastructure elements. Average cash costs are projected to be $685 per ounce on a life of mine basis (including royalties).

The economics are dependent on successful conclusion of ongoing negotiations with the Malian government for access to grid power at appropriate rates, as well as agreement with the government that the SSP is subject to a tax treatment equivalent to new projects.

vi)	Production

A construction decision on the SSP is expected in 2012. The feasibility study on the SSP to expand the processing facility to process hard rock in conjunction with soft rock was completed in 2010 and is currently being updated. Final approval by both joint venture parties is expected in 2012.

The following table indicates operating information for the Sadiola Gold Mine for the last two years:

SADIOLA GOLD MINE	2011	2010
Gold Production (Ounces) (1)	295,000	287,000
Tonnage milled (tonnes)	4,827,000	4,371,000
Grade milled (g Au/t)	1.9	2.1
Recovery (%)	94	93

(1)	The Company’s 41% interest in Sadiola represents 121,000 ounces in 2011 and 118,000 in 2010.

vii)	Environment

Under the concession agreement with the Republic of Mali, SEMOS is obligated to minimize the environmental and social impact of mining activities and is required to rehabilitate the mine site once the mine permanently ceases operation. A baseline program monitors environmental parameters, including seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. There is also an integrated EMS for the Sadiola Gold Mine. The EMS ensures that the environment is protected and that environmental policies are adhered to. An annual independent environmental audit of the Sadiola Gold Mine is conducted, focusing in particular on the EMS, community relations and closure and rehabilitation. The Sadiola Gold Mine is ISO 14001 certified.

The two principal environmental concerns are the potential for the contamination of surface and ground water resources, particularly with cyanide, arsenic and antimony, and the rehabilitation of the tailings dam and waste rock dumps. IAMGOLD believes that these issues are currently being adequately addressed. The gold plant and tailings dam are managed as a closed system, with water flow being strictly controlled and recycled. Spillage of contaminated process water inside the plant is contained in a concrete bunded area, from where the water is pumped back into the treatment plant process. The tailings dam is fenced and access to the area is controlled.

Two issues that continue to receive attention are the closure plan and environmental issues associated with the processing for SSP. The conceptual closure plan will be updated in the following months and will include the SSP. An environmental and social impact assessment (“ESIA”) was prepared in 2011 and approved by the Government of Mali on August 22nd, 2011 for the SPP. The recommendations and mitigation measures of the ESIA have been adopted and the EMS is being revised as appropriate to address all SSP impacts.

There are adequate facilities for all mineral processing requirements, including waste disposal, on site. As at December 31, 2011, the recorded amount of estimated restoration and closure costs for the property was $57.8 million, representing the discounted amount (proportionate share: $23.7 million). The undiscounted amount of the restoration and closure costs for the property was $62.4 million (proportionate share: $25.6 million).

viii)	Exploration and Development

Exploration for both the Sadiola Gold Mine and Yatela gold mine (the “Yatela Gold Mine”), which is owned by La Société d’Exploitation des Mines d’Or de Yatela S.A. (“YATELA”) is carried out by SEMOS. A combined SADIOLA-YATELA 2009-2010 exploration budget of $14.9 million (100 per cent basis) was completed at the end of 2010. The program was designed to carry out further evaluation of the remaining oxide potential of the joint venture lands, and undertake investigation of potential sulphide mineralization. A total of 67,912 metres of RC drilling and 3,513 metres of DD was completed during 2010. Exploration in 2011 continued with that work, and a total of $14.2 million (100 per cent basis) in both capital and expensed exploration expenditures was recorded. Seventeen targets had been identified on the Sadiola concession at the start of the 2011 program ranging from geophysical anomalies to drill-offsets of known economic grade mineralization. Resource delineation continued in the vicinity of the

Sadiola, FE3 and FE4 pits, and a further phase of drilling was carried out on the SSP. At the Yatela Gold Mine, numerous targets had been identified on the Yatela concession ranging from geophysical anomalies to exploration of satellite zones such as KW-18, and resource evaluation drilling in the vicinity of the Yatela and Alamoutala pits. Combined RC and DD at the Sadiola and Yatela Gold Mines totaled 81,066 metres for the year.

For 2012, an approved budget of US$12.0 million (100 per cent basis) will cover over 100,000 metres of RC and DD on the Sadiola-Yatela lands. The Yatela Gold Mine operation is in its final stages of operation and a priority of the 2012 exploration program will be exploration of remaining oxide targets on the Yatela land package. The priority on the Sadiola concessions will be extensions to the sulphide resource on the SSP, exploration for potential oxide resources north of the Sadiola pit and between the FE3 and FE4 pits (the FE4 Gap) and their northern extensions, geophysical targets at Tambali, and oxide targets at Manndakoto. Portions of the 2012 program and budget will also be directed to sulphide exploration as the program transitions from oxide exploration.

ix)	Mining Taxation

Net mining profits, as calculated under the Malian Mining Code, are taxable at the rate of 35%. All operating costs, depreciation and financing charges are deducted in calculating net profits.

A royalty (Contribution pour prestation de services) of 3% based on the export value of gold production, and an ad valorem tax of 3% payable on the value of products sold to refineries or any other buyer less any refining expenses and selling costs, are paid to the Government of Mali.

2.3	Africa: Republic of Mali - Yatela Gold Mine

i)	Property Description and Location

The mining permit area in Mali in which the Yatela Gold Mine is situated (the “Yatela Mining Permit”) is located immediately north of the Sadiola Mining Permit. The Yatela Mining Permit is owned by YATELA, and covers 195 square kilometres. The shareholders of YATELA are Sadiola Exploration Limited (“SADEX”) (which is indirectly owned 50% by IAMGOLD and 50% by AngloGold Ashanti) which holds an 80% interest and the Government of Mali which holds a 20% interest.

YATELA is governed by a shareholders’ agreement dated May 27, 2000. Decisions of the directors of YATELA are by a majority vote. The board of directors of YATELA currently consists of eight directors. SADEX is entitled to appoint six directors and the Government of Mali is entitled to appoint two directors.

Each shareholder of YATELA is entitled to receive dividends, which may be distributed after payment of the financial obligations of YATELA, including the shareholder loan advanced by SADEX for the development and construction of the Yatela Gold Mine.

Dividend distributions by YATELA also take into account the projected operating and capital expenses of YATELA and legal reserves required by applicable corporate law.

SADEX received the Yatela Mining Permit from the Government of Mali in February 2000. The Yatela Mining Permit is for an initial term of 30 years, expiring in 2031, and may be extended by order of the President of Mali if mining operations are ongoing. The Yatela Mining Permit may be cancelled on the same bases as the Sadiola Mining Permit (see “Sadiola Gold Mine — Property Description and Location” above).

ii)	Accessibility, Climate, Local Resources and Infrastructure

The Yatela Gold Mine adjoins the Sadiola Gold Mine to the north and its location and access are the same as for the Sadiola Gold Mine. Information thereon is provided in subsection 2.2 of Item III above.

The Yatela Gold Mine is located approximately 25 kilometres north of the Sadiola Gold Mine and is situated close to the main gravel road to Kayes, the regional capital, which is approximately 60 kilometres from the Yatela Gold Mine. In 2005, a new access road was constructed between Yatela and Sadiola to facilitate movement between the two operations.

The water needed by the Yatela Gold Mine is sourced from a well field and from boreholes established to dewater the pit in advance of mining. Potable water for both the Yatela Gold Mine operation and the mine townsite is supplied from the well field and treated prior to distribution.

Electrical power is provided through six diesel powered generating sets located at the Yatela Gold Mine.

iii)	History and Exploration

SADEX, through a predecessor wholly-owned subsidiary, had the right to explore an exploration permit adjacent to the northern boundary of the Sadiola Mining Permit. The northern part of the Yatela property was acquired by SADEX on February 6, 1998 from Eltin Limited (“Eltin”) of Australia.

SADEX commissioned a feasibility study, which was carried out by AngloGold Ashanti and presented in June 1999. The feasibility study concluded that an open pit mine feeding a 2.5 Mtpa heap leach operation was the most financially attractive of the alternatives studied.

The final feasibility study prepared by AngloGold Ashanti in November 1999 advanced the heap leach option to a fully tendered capital cost status. The final feasibility study reported that an open pit 2.5 Mtpa heap leach operation should be capable of producing 1.2 million ounces from the Yatela deposit over a six year period.

iv)	Drilling, Sampling and Analysis, and Security of Samples

The collection and processing of all grade control and exploration samples prior to dispatch to the SEMOS laboratory is carried out by employees of YATELA.

Blind quality control sample trays are given to the SEMOS laboratory containing 2.9% pulp repeats, 2.9% blanks and 2.9% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. The SEMOS laboratory processes principally all the grade control samples for the Yatela Gold Mine.

In combination with the SEMOS laboratory, Analabs (in Kayes) processes the exploration samples. Blind quality control sample trays are given to Analabs containing 10% pulp repeats, 3% blanks and 7% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. Approximately 10% of mineralized intervals are submitted to an external laboratory for check assay.

The resource drilling database system is the same as for the Sadiola Gold Mine. Information thereon is provided in subsection 2.2 iii) of Item III above.

Reconciliations are carried out on grade, tonnage and contained metal between the individual anomaly resource models and grade control models on a monthly basis (for anomaly where mining has taken place). In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparisons of called mining grade and received plant grade are also undertaken.

QA/QC protocols are in place with respect to sampling procedures.

v)	Mineral Resources and Ore Reserves

Information on mineral resources and reserves is provided in Section 5 below.

vi)	Mining Operations

Operator

IAMGOLD and AngloGold Ashanti are equal partners and AngloGold Mali is the operator of the Yatela Gold Mine on the same terms as those for the Sadiola Gold Mine.

Mining operations are now carried out by African Mine Services which, in 2008, replaced the previous contractor, Moolmans. The Yatela deposit is being exploited by open pit mining techniques. In addition to mining of the Yatela main pit, from time to time a number of satellite pits have provided ore feed to the Yatela processing plant.

Processing

The process plant consists of a standard heap leaching facility. It consists of a two stage crusher circuit feeding an agglomeration drum to produce a pelletized product.

The discharge from the agglomeration drum is transported by an overland conveyor to the “grasshopper” conveyor and radial stackers which build each heap leach pad in up to three lifts. Cyanide solution is fed through drip irrigation piping on the pads. The pregnant solution is collected after it has percolated through the pad and is eventually pumped through carbon filled columns which strip out the gold. The gold loaded carbon is later treated at the Sadiola Gold Mine elution plant to produce gold doré bars.

The average life of mine gold recovery rate incorporated in the feasibility study was 85 per cent. The leach cycle of the Yatela Gold Mine is longer than originally anticipated, however, the ultimate recovery rate for the contained gold is still expected to be 85 per cent.

Production

The Yatela Gold Mine life of mine contemplates operations continuing only through to the end of 2013.

The following table indicates operating information for the Yatela Gold Mine for the last two years:

YATELA GOLD MINE	2011	2010
Gold Production (Ounces)(1)	72,000	150,000
Tonnage crushed (tonnes)	2,815,000	2,933,000
Grade crushed (g Au/t)	1.0	1.2

(1)	The Company holds a 40% interest in Yatela representing 29,000 ounces in 2011 and 60,000 ounces in 2010.

vii)	Environment

Under the concession agreement with the Government of Mali, YATELA is obligated to minimize the environmental and social impact of mining activities, and is required to rehabilitate the mine site once the Yatela Gold Mine permanently ceases operation. An environmental impact assessment report prepared in accordance with Malian and international standards was approved by the Malian authorities and resulted in the Malian authorities issuing the necessary environmental permits.

A baseline program monitors seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. An integrated and comprehensive EMS has been implemented for the Yatela Gold Mine. The EMS ensures that disturbance to the environment is maintained within acceptable limits and that environmental policies are adhered to. An independent environmental audit of YATELA is conducted annually. The Yatela Gold Mine is ISO 14001 certified.

There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

The Yatela Gold Mine started a strong stakeholder engagement on the closure plan and many specialist studies on geochemistry, geotechnics, environment and social aspects are ongoing.

As at December 31, 2011, the recorded amount of estimated restoration and closure costs for the property was $36.0 million, representing the discounted cost (proportionate share: $14.4 million). The undiscounted amount of estimated restoration and closure costs for the property was $36.3 million (proportionate share: $14.5 million).

viii)	Exploration and Development

See Item II Section 2.2 (viii) for the Exploration and Development of the Yatela Gold Mine.

ix)	Mining Taxation

YATELA was exempt from taxation of net mining profits, as calculated under the Malian Mining Code, until July 5, 2006. Since that date, the mining taxation applicable to YATELA is the same as that applicable to SEMOS. Information thereon is provided in subsection 2.2 (ix) of Item III above.

2.4	South America: Suriname - Rosebel Gold Mine

Unless stated otherwise, the information in the sections below (other than information subsequent to the date of the Rosebel Report (defined below)) is based upon the technical report (the “Rosebel Report”) entitled “IAMGOLD – Rosebel Mine, Suriname – Technical Report” dated March 29, 2010, prepared by the IAMGOLD Technical Group under the supervision of Gabriel Voicu, a qualified person for the purposes of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Rosebel Report which is available for review on SEDAR at www.sedar.com.

i)	Property Description and Location

The Rosebel property is located in Suriname, South America, approximately 100 kilometres south of the city of Paramaribo, the capital of Suriname. Suriname is a former Dutch colony located on the northeastern coast of South America. The Rosebel mining concession covers 17,000 hectares in the District of Brokopondo, between the Suriname River to the East and the Saramacca River to the West, and is surrounded by exploration concessions covering an additional surface area of 62,355 hectares. The property is held by Rosebel Gold Mine N.V. (“RGM”), a 95%-owned subsidiary of IAMGOLD.

The relationship between the Company, RGM and the Republic of Suriname is governed by a mineral agreement executed on April 7th, 1994, as amended and supplemented by an agreement dated March 13th, 2003 (the “Mineral Agreement”). The Mineral Agreement provides, in particular, for the Republic of Suriname holding a 5% carried participation in the share capital of RGM (the Class A shares) and 2 million redeemable shares (the Class B shares). The capital structure of RGM had provided for the redemption of Class B shares in accordance with the Commercial Code of Suriname prior to distribution of dividends to its shareholders. In October 2009, the remaining Class B shares held by the Republic of Suriname were redeemed such that as at December 31, 2009, the Republic of Suriname only held 50 Class A shares and the Company held 950 Class A shares and 7,999,000 Class B shares in RGM. Through a unanimous resolution of the shareholders of RGM passed in December 2009, only holders of Class A shares are now entitled to receive dividends as and when declared by RGM.

The Mineral Agreement outlines various business conditions, including the right to export gold, to hold funds in foreign bank accounts, to access local currency at market rates and to import goods, with few exceptions, on a duty-free basis. The Mineral Agreement provides for an income tax rate being the lesser of the statutory rate in effect (currently 36 per cent) and 45 per cent, an international dispute resolution mechanism and a debt-to-equity capital structure of 4 to 1.

On December 16, 2002, RGM was granted a 25-year renewable Right of Exploitation for the Rosebel mine from the Government of Suriname, following the Government’s approval of the updated feasibility study and environmental impact assessment.

Production from the Rosebel mine is subject to a fixed royalty of 2 per cent of production, paid in-kind, and, a price participation royalty of 6.5 per cent on the amount exceeding a market price of $425 per ounce of gold, when applicable, payable to the Government of Suriname, and a fixed royalty of 0.25 per cent of production payable in kind to a foundation established by RGM, Grassalco and the Government of Suriname to promote the local development of natural resources as stipulated in the Mineral Agreement. The Suriname Environmental and Mining Foundation’s board is composed of two representatives from RGM, two from Grassalco and one from the Government of Suriname.

All of the Company’s shares of RGM were pledged in favor of the 2010 Financial Creditors under the 2010 Amended and Restated Credit Facility subject, until March 24, 2013, to a first ranking pledge and security agreement in respect of 50 per cent of RGM shares, which was assigned to EURO, a subsidiary of the Company. Subsequently, the pledge of shares were released and are no longer pledged to the bank syndicate.

ii)	Accessibility, Local Resources and Infrastructure

The Rosebel Gold Mine began commercial production on February 11, 2004. The property is accessible by plane or by road from Paramaribo. Its facilities and equipment include a processing plant, maintenance and warehouse facilities, a transmission line to tap into the Afobaka power generating station owned by a major bauxite producer, and related support infrastructure. RGM concluded two power supply agreements, one with the Government being indexed to the price of gold, and one with a state-owned entity, EBS NV, which is fully effective for a period of 10 years, being indexed to the oil price, both of which provide for the supply of 21 MW of average power and 27 MW for peak power to the mine and mill facilities.

iii)	History

The Rosebel property was optioned in 1992 by Golden Star Resources Ltd. (“Golden Star”) from Grasshopper Aluminum Company N.V. (“Grassalco”), a state-owned mining company. Cambior held a 50 per cent interest in the property from June 1994 to May 2002 when it acquired Golden Star’s 50 per cent interest (the “Rosebel Transaction”). Pursuant to the Rosebel Transaction, Golden Star received a gold price participation right (the “Rosebel Royalty”) equal to 10 per cent of the excess gold market price above $300 per ounce for soft and transitional ore and above $350 per ounce for hard rock ore, and in each case, after deducting a fixed royalty of 2 per cent of production paid in-kind to the Government of Suriname, up to a maximum of 7 million ounces produced. Golden Star subsequently sold the Rosebel Royalty to EURO. Cambior, which held a 95 per cent interest in RGM, was acquired by the Company on November 8, 2006, pursuant to the Cambior Arrangement and an 84.55 per cent interest in EURO was acquired by the Company pursuant to a public offer on December 23, 2008. Subsequent to the public offer for EURO, the Company acquired additional shares and now holds approximately 86% of EURO.

Further to the acquisition of Cambior, the Company assumed the obligation to pay the Rosebel Royalty to EURO. With the acquisition of a controlling interest in EURO, the Company was able to effectively decrease its reported cash cost for gold produced at RGM. A feasibility study and an environmental impact assessment were filed with the Government of Suriname in May 1997. Following additional drilling on the property, a revised feasibility study was submitted to the Government in December 1997. An updated feasibility study for the project was completed in August 2002 and submitted shortly thereafter to the Government of Suriname, with an environmental impact assessment, for approval.

Following the acceptance of the 2002 updated feasibility study and environmental impact assessment, the granting of the 25-year renewable Right of Exploitation, the securing of satisfactory business conditions, the completion of financing and implementation of political risk insurance coverage, Cambior, through its subsidiary RGM, officially commenced construction of the Rosebel mine in December 2002 and commercial production began on February 11, 2004.

iv)	Geological Setting and Mineralization

The Rosebel concession lies within the Paleoproterozoic Guiana Shield. The Suriname portion of the shield is characterized by discrete corridors of low grade metamorphic rocks (greenstone belts) separated by large granite-gneiss terranes.

Rosebel deposits are hosted by a volcano-sedimentary sequence of the Marowijne Supergroup and by the overlying detrital sedimentary sequence of the Rosebel Formation. Five types of rocks occurring there are distinguishable: felsic to mafic volcanic rocks, deep-water sediments, shallow-water sediments, felsic intrusion and late diabase dikes. Economical gold mineralization has been recognized in sedimentary and volcanic rocks while the intrusion only shows rare gold occurrences and the dykes are totally devoid of any mineralization. The regional metamorphism is restricted from low-

greenschist to greenschist facies. The main regional fabric varies from east-west in the Southern part of the property to west north-west-east south-east to the North and follows the regional tectonic grain as seen on an aeromagnetic survey. Two phases of deformation differing in style are recognized on the property. The first phase (D1) has affected deep-water sediments and volcanic rocks only and the second phase (D2) has affected all rock units (except diabase dykes). Gold mineralization is late regarding this second phase of deformation; shear veins are emplaced within faults and tension veins in the nearby of those, but none of the two show signs of subsequent deformation.

Three domains of mineralization are found on the property; North, Central and South. The northern domain includes J Zone and Koolhoven pits along a trend to the north of volcanic rocks and Pay Caro-East Pay Caro pits along a trend at the southern contact between volcanic rocks and detrital sedimentary rocks. The two trends follow a West Northwest-East Southeast orientation. The central domain only includes one pit, Rosebel, which is striking east-west. The southern domain is made of one structural trend roughly oriented east-west along which Mayo, Roma and Royal Hill pits are laying.

Mineralization is hosted in both shear and tension veins which are tightly associated in space and time. The association of those two vein systems at the Rosebel Gold Mine is in fact a common aspect of orogenic gold deposits where tension veins are formed into extensional fractures that have accommodated deformation. In term of volume of gold and quartz, tension veins are more important at the Rosebel Gold Mine, although shear veins also carry a considerable amount of gold (i.e. Pay Caro Deposit) and play a primordial role for fluid circulation. The North and the South domains shows disparity in veining style: one type of shear vein and three types of tension veins have been recognized in each domain.

In the South domain the shear veins are developed parallel to main shear zone and are in general confined to the footwall of this main structure. Texture of shear veins is usually banded with most of the time tourmaline alternating with quartz near the border of the vein. Thickness of those veins varies from few decimetres to more than 3 metres. Disposition of shear veins systematically follows the bedding; in Royal Hill area where rocks have been folded, the shear veins will be emplaced along the northern flank of anticline and they are dipping around 60 degrees north. Going west in Mayo, where the bedding is dipping around 40 degrees north, shear veins are flattened and follow this orientation. The more important shear veins are emplaced along the contact between volcanic and sedimentary rocks or along conglomeratic levels within the arenitic sequence.

Shear veins in the North domain are sub-vertical to steeply dipping south and are oriented west north-west-east south-east. They are showing variability in structural style and intensity depending on their localization from the main shear zone. In Pay Caro, shear veins can be several meters thick with a typical brecciated texture. They are associated to a strong fabric and an intense alteration envelop developed in host rocks. In the Koolhoven and J Zone pits where shears are more discrete, shear veins are usually centimetric to decimetric and are not associated to any well developed fabric, neither to strong alteration aureoles. North-south tension veins are dipping between 60 degrees and 75 degrees west and are present throughout the property. Their chronological relation with other sets of veins has not been well established in the South domain, but clear crosscutting relations found in the Koolhoven pit show that they are generally slightly earlier than stacks of north-dipping veins. Analysis of their gold content demonstrates as well that they have the same gold distribution in term of grade than any other sets of vein, and so, probably originate from the same mineralized fluids.

Two other sets of tension vein spatially associated to shear veins are present in the South domain; flat veins and north-dipping veins. Flat veins are present in the northernmost part of Royal Hill deposit and are developed into or near conglomerate levels in the hinge of the anticline. Their emplacement is attributed to the presence of the anticline that has acted as a structural trap for fluids. The north-dipping veins are systematically associated in space with shear veins and form stacks in the footwall or the hanging wall of shear veins. In Royal Hill they are dipping around 30 degrees to 45 degrees north, but going west into Mayo Pit, those stacks of vein are mostly sub-horizontal to slightly north-dipping since the shears are less steep than in the Royal Hill area.

Two more sets of tension veins are identified in the North domain as well: east-west sub-vertical veins and stacks of north-dipping veins. East-west veins are sub-vertical to steeply dipping to the north and are only found in the Pay Caro deposit near the main shear zone. These veins are interpreted to have utilized pre-existing weakness planes along the northern flanks of east-west orientated parasitic folds. North-dipping tension veins form west north-west-east south-east trending stacks dipping around 45 degrees to the north north-east in the nearby of shear veins and are related to the latest normal movement undergone by the fault zone.

v)	Drilling, Sampling and Analysis and Security of Samples

The core is HQ size in soft rock and reduced to NQ size in solid rock. Most of the holes are sampled continuously from top to bottom of the hole and sample intervals are normally one metre in length. The core is split. All drill collars are surveyed and downhole surveys conducted in exploration holes. The logging and sampling of drill holes is done in accordance with industry standards. Assays are performed on site at the Rosebel Gold Mine laboratory and in the Suriname capital of Paramaribo at the Filab laboratory. All samples are assayed by fire assay method.

Industry standard quality assurance and quality control procedures, including standards, blanks, duplicates and check assays in external laboratories, are employed.

vi)	Mineral Resources and Reserves

Information on mineral resources and reserves is provided below in Section 5.

vii)	Mining Operations

Processing involves crushing and grinding using two-stage SAG and ball milling, gravity separation which recovers in the range of 30% of the gold, a cyanidation circuit and a

CIL plant. The flowsheet reflects the need to handle soft and sticky ore from the laterite and saprolite layers during the initial mining phase before treating harder material from the transition and hard rock zones.

The 2012 production is estimated at 370,000 to 395,000 attributable ounces of gold.

The following table indicates operating information for the Rosebel Gold Mine for the last two years.

ROSEBEL GOLD MINE	2011	2010
Gold Production (Ounces) 100% (1)	406,000	416,000
Tonnage milled (tonnes)	12,862,000	12,832,000
Grade milled (g Au/t)	1.0	1.1
Recovery (%)	94	93

(1)	The production attributable to the Company in 2011 is 385,000 ounces of gold and the production attributable to the Company in 2010 is 395,000 ounces of gold.

At the end of 2011, Rosebel employed approximately 1,836 individuals and contractors, including those employed by outside contractors. In April, 2007, a three-year collective labour agreement (“CLA”) was concluded and a one-year extension of this contract was negotiated in 2008 and amended in 2009. In 2011, a new CLA was negotiated and concluded for a period of 2 years, valid from January 1, 2011 to December 31, 2012.

viii)	Environment

The EMS for the Rosebel Gold Mine is certified under ISO 14001, effective December 2005, and remains in compliance with certification. The Rosebel Gold Mine successfully passed the ISO 14001 recertification audit in 2008 and 2011. Rosebel maintains active community consultation with nearby communities and works in partnership with the communities on community development projects.

As at December 31, 2011, the recorded amount of estimated restoration and closure costs for the property was $40.1 million, representing the discounted amount. The undiscounted amount of estimated restoration and closure costs for the property was $48.6 million.

ix)	Exploration and Development

A total of 88,706 metres of DD were completed in 2011 on various near-mine drilling programs that were developed in nine different deposits as presented in the following table.

Deposits	Infill	Exploration	Condemnation	Total
	(metres)	(metres)	(metres)	(metres)
Koolhoven	0	0	0	0
Royal Hill	11,961	3,606	0	15,567
Pay Caro	1,657	8,202	0	9,859
Rosebel	4,548	10,182	3,519	18,249
“J” Zone	1,880	512	0	2,391
Mayo	13,693	7,920	4,742	26,355
Roma	1,649	0	0	1,649
Overman	9,844	449	0	10,293
East Tailings	0	4,343	0	4,343

Total	45,232	35,213	8,261	88,706

Additionally, a regional exploration effort was carried out on the Rosebel concession and adjacent exploration concessions as described in Section 4.3.8 below.

For 2012, the Company plans to include a $15.6 million resource delineation and near-mine exploration program. The 95,000 metre near-mine drill program is designed to upgrade additional resources to reserves and pursue targets in close proximity to exisiting resources.

x)	Taxation

Under the 1994 Mineral Agreement in effect for the Rosebel Gold Mine, as amended and referred to above, it is provided that the corporate income tax rate applicable during the first 25 years of operation is the lesser of the year-to-year applicable corporate tax rate (currently 36 per cent) and 45 per cent. Operating expenses, including interest expenses, are generally deductible from taxable income, and losses may be carried forward indefinitely. Capital expenditures are generally depreciated over a four-year period for plant and equipment during the pre-production period and the production phase. Dividends and interest may be paid without any withholding taxes. Legislative stability of taxation rules and rates is guaranteed by the 1994 Mineral Agreement, as amended.

2.5	South America: Ecuador - Quimsacocha Project

Unless stated otherwise, the information in the sections below are based upon the technical report (the “Quimsacocha Report”) entitled “Quimsacocha Gold Project, Ecuador: Technical Report NI 43-101” dated February 2009, prepared by Pierre Pelletier (Vice-President Metallurgy, IAMGOLD Corporation), Daniel Vallières (Manager, Underground Projects, IAMGOLD Corporation) and Francis Clouston (Manager, Project Evaluation, IAMGOLD Corporation). The Quimsacocha Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Quimsacocha Report which is available for review on SEDAR at www.sedar.com.

i)	Property Description and Location

The Quimsacocha Project is 100 per cent owned by the Company and is located approximately 30 kilometres southwest of the city of Cuenca, Azuay Province, Ecuador. The property consists of three mining concessions covering an aggregate area of approximately 8,030 hectares.

ii)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the property from Cuenca is by 40 kilometres of paved road to the town of San Gerardo, 8 kilometres of winding gravel road to the exploration base camp and 10 kilometres of winding gravel road to the project. The project is located at an elevation ranging from 3,500 metres to 3,900 metres.

The mean daily temperature is 8.4ºC and ranges from 1.2ºC in July-September to 9.3ºC in November-December. Total annual precipitation averages 1,281 millimetres. The wettest months are November, March and April which average 270 millimetres per month and the driest months are August and December, averaging 22 millimetres per month. Vegetation is sparse and typical of Andean vegetation above the tree line. Much of the property is covered by Andean “páramo”, a type of moorland vegetation consisting of mainly coarse grasses. Stands of small pine occur on hillsides adjacent to the property.

iii)	History

Initial exploration work was carried out by the United Nations in the 1970s. A stream sediment geochemical survey identified base metal anomalies that were further investigated by geological mapping and DD. COGEMA then acquired the property and carried out an exploration program in the 1990s. Stream sediment geochemical surveys identified gold anomalies and subsequently a ten-hole, 1,869 metres DD program was completed from 1992 to 1993.

In 1994, COGEMA, Newmont Mining Corp., and TVX Gold formed a joint venture to further explore the Quimsacocha targets. During 1994 to 1996, the exploration program comprised geological mapping as well as geochemical and geophysical surveys over the main areas of hydrothermal alteration. The joint venture identified nine targets by geochemical and geophysical surveys. The targets were further investigated with a two-phase, 82-hole, DD program for a total of 7,581 metres.

In March 1999, IAMGOLD acquired the Cerro Casco, Cristal, and Rio Falso concessions from COGEMA. Upon completion of a bankable feasibility study, IAMGOLD is required to pay COGEMA $2.00 per ounce of gold in the proven and probable reserves plus the measured and indicated resources, as defined by the feasibility study, commencing on the date that a formal production decision is made. In addition, COGEMA will be entitled to a 5% net profits interest (“NPI”) in any mining operation on the property. IAMGOLD retains a first right of refusal should COGEMA elect to sell the NPI. A fourth, adjoining concession (San Martin) was not subject to the COGEMA agreement and was returned to the Government in 2008 after the application of the Mining Mandate in the spring of that year. The prefeasibility study regarding the Quimsacocha Project commenced in 2008 and was completed in February 2009.

iv)	Geological Setting and Mineralization

Ecuador can be subdivided into a number of tectonostratigraphic terranes that were accreted onto the Amazon Craton from late Jurassic to Eocene. The Quimsacocha project is located in the western Cordillera of the Andes, in the southwest part of Chaucha terrane. Quimsacocha is regionally located in the continental area of Chaucha that is bound by the Bulubulo Fault system to the north, the Girón Fault to the southeast and the Jubones Fault to the southwest.

The local Quimsacocha geology is dominated by Upper Miocene volcanics and volcaniclastics, including the Turi, Turupamba, Quimsacocha and Tarqui Formations. The property is located between two major faults: the Gañarin and Girón Faults. A caldera with a diameter of four kilometres lies along the Gañarin fault, 400 metres west of the Quimsacocha deposit. The Turi Formation is comprised of tuffaceous breccias, conglomerates and sandstones and underlies rhyolitic to dacitic tuffs and minor lapilli tuffs of the Turupamba Formation. The overlying Quimsacocha Formation comprises banded lava flows and andesite tuffs and breccias. The Quimsacocha Formation and upper parts of the Turi Formation are the principal host lithologies.

The Quimsacocha Deposit is a high sulphidation epithermal gold-copper-silver deposit. Mineralization is associated with a north north-east striking structural feature and is hosted by coarse-grained tuffs or at lithological contacts between flows and tuffs. The alteration system covers an area of approximately twelve kilometres north-south by six kilometres east-west and is typical of high sulphidation systems, with a nucleus of vuggy and massive silica, and more laterally, alunite, kaolin, dickite and pyrophyllite surrounded by a halo of argillic alteration represented by illite and smectite clays.

Mineralization zones are characterized by multiple brecciation and open-space filling events and sulphides such as pyrite, enargite, covellite, chalcopyrite and luzonite or, at lower sulphidation states, tennantite and tetrahedrite. The principal area of economic interest is a flat lying mineralized zone that strikes north-south for approximately one kilometre, extends east-west for at least 300 metres and ranges in thickness from 10 metres to 100 metres (Main Zone). Gold mineralization is found, for the most part, in one of the following mineralogical assemblages: (i) Vuggy silica plus fine grained pyrite and enargite; (ii) Massive pyrite, including a brilliant arsenical pyrite; (iii) Vuggy silica with grey silica banding, sulphide space-filling and (iv) banded pyrite.

v)	Exploration and Development

The Company has compiled all the data assembled by previous operators and has conducted an exploration program to supplement the database. Magnetometer surveys on 100 metres line spacing were conducted. In areas covered by previous owners the spacing was reduced to 25 metres. Magnetic highs in the central part of the caldera, as well as an area north of the D1 Zone, possibly correspond to a subvolcanic unit with a high magnetite content. Magnetic lows on the property are associated with shears or zones of silicification. Soil geochemical surveys were conducted to supplement rock geochemical surveys previously conducted. DD followed, and all hydrothemal alteration from drill holes was analyzed using a portable infrared mineral analyzer. Alteration vectors were plotted which led to the discovery of the main Quimsacocha mineralization. In addition to the Quimsacocha deposit, the property hosts several additional mineralized prospects including Cerro Casco, Gulag, Aguarangos and Rio Falso.

A mandate passed by the Constituent Assembly of Ecuador in April 2008 resulted in a moratorium on mining activities in the country pending the completion of new mining legislation. Following a national referendum which approved a new constitution in September 2008, a mini-congress or “Congresillo” was formed to act as Ecuador’s legislative body pending presidential and congressional elections which took place in April 2009 and resulted in the re-election of President Correa and his Alianza Pais party. President Correa has publicly supported the introduction of responsible large-scale mining in Ecuador.

On January 19, 2009, President Correa signed a new mining law passed by the Congresillo. New mining regulations were developed to support the new mining law and were approved by President Correa in November 2009. The Company anticipates resuming final feasibility work and entering into negotiations on a mining contract for the project, including fiscal terms, once greater clarity emerges from the negotiations between the Ecuadorian Government and other mining projects under development.

vi)	Drilling, Sampling and Analysis, and Security of Samples

The Quimsacocha mineralization does not outcrop and the resource estimate is based entirely on DD data. Core sample intervals were determined by Company geologists based on the type and intensity of alteration and sulphide mineralization. Most mineralized zones were sampled using a maximum interval of one metre. Intersections selected for sampling were cut in half with a diamond saw. Half the core was placed in a plastic sample bag and samples were placed in large rice bags, approximately eight per bag, secured, and shipped to the laboratory via company and public transport. Core recovery is noted in most, but not all, of the drill logs. Core recovery is generally very good and averages greater than 90 per cent in the mineralized zones. A total of 74,625 metres has been drilled to date.

Until January 2005, split core samples were prepared in Quito, Ecuador, by ALS-Chemex and assayed at the ALS-Chemex, Vancouver laboratory. Beginning in January 2005, the sample preparation and fire assays were done by BSI Inspectorate (“BSI”) in Lima, Peru. Sample pulps were shipped to BSI in Sparks, Nevada for inductively coupled plasma (“ICP”) analyses, until July 2005 when BSI installed ICP analyses capability in Lima. Most of the assays used in the resource estimate were conducted at the BSI facility and all samples are analyzed for gold by fire assay and a multi-element package using aqua regia digestion with an ICP finish. BSI’s Quality Control program requires including one duplicate sample, standard reference sample, and blank sample per batch of ten samples.

The Company’s QA/QC program included the submission of standard reference samples and blank samples with the pulverized samples of core. Reference material and blanks are inserted at a frequency of one per fifteen samples. Check samples are also analyzed at a second laboratory.

A prefeasibility study completed in late 2008 investigated the economic and technical potential for an underground mining operation using conventional milling, and incorporating a flotation circuit to produce a sulfide concentrate containing the copper, gold and silver. The refractory characteristics of the gold require applied sulfides oxidation technology to liberate the gold and silver. The sulfide will be oxidized using autoclave technology. The oxidation product will be leached in a conventional CIL circuit for gold and silver technology. Copper from the leach solution would be recovered by copper cementation. The study was based on concentrator throughput of 3,000 tonnes per day. Average yearly production over an eight year mine life would be approximately 200,000 ounces of gold, 990,000 ounces of silver and 9.3 million pounds of copper. The pre-feasibility preparations included metallurgical testing, environmental and social baseline studies, a geotechnical assessment and mine planning and processing design.

vii)	Mineral Processing and Metallurgical Testing

The following is a summary of the mineral processing and metallurgical testing conducted at Quimsacocha:

•	A flotation process followed by an off-site pressure oxidation (“POX”) of the concentrate process has been selected as the most environmentally and economically favorable ore treatment option.

•	Design is based on a 3,000 tonnes per day ore production during an 8-year mine life (1,095,000 tonnes per year).

•

The chosen processes should ensure optimal recovery of several economic elements: 90 per cent Au, 92 per cent Cu and 77 per cent Ag. Flotation of the sulfides will ensure removal of approximately 95 per cent of the sulphur from the ore treated on-site.

•

78 per cent of the total planned ore to be milled at the mine site and the resulting tailings will remain there. This stream theoretically represents the less reactive material and should result in less reactive waste. 58 per cent will be used as paste backfill underground and the remaining 20 per cent will be deposited on surface in the form of thickened tails or paste tails in a secured containment facility.

•	For economic reasons, the POX plant will be located in the Guayagil area at sea level near limestone sources.

•

Enough flotation concentrate has been produced from the samples available to proceed to a pilot plant run using POX. The results have been used for the flotation, autoclave, gold and copper recovery circuit design.

•

Testwork confirms that the ore is moderately hard but that its abrasion index is exceptionally high. A technical review of the grinding and milling circuit alternatives resulted in the selection of a single stage SAG mill circuit for economic reasons.

viii)	Mineral Reserves and Resources

In 2008, personnel of the Company completed a mineral resource estimate. The following table sets out the indicated and inferred mineral resource of the Quimsacocha Project at a cut-off of 3.0 grams of gold per tonne.

Indicated Mineral Resource at 3.0 g Au/t grade cutoff as of August 2008(1)

Resource Status	Tonnage	Gold		Silver		Copper
	(000)	(g/t)	(000 oz)	(g/t)	(000 oz)	(%)	(lbs)
High grade	9,242.41	6.76	2,009	37.94	11,275	0.44	88,926,400
Low grade	692.93	4.40	98	26.31	586	0.47	7,182,800

Total	9,935.34	6.60	2,107	37.13	11,861	0.44	96,109,200

Inferred Mineral Resources at 3.0 g Au/t grade cutoff as of August 2008(1)

Resource Status	Tonnage	Gold		Silver		Copper
	(000)	(g/t)	(000 oz)	(g/t)	(000 oz)	(%)	(lbs)
High grade	104.60	8.94	30	41.09	138	1.18	2,728,400
Low grade	194.60	4.91	31	47.48	297	0.85	3,629,700

Total	299.20	6.32	61	45.24	435	0.96	6,538,100

Note:

(1)

Mineral resources are inclusive of mineral reserves. Tonnes and ounces have been rounded and this may result in minor discrepancies. Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.

The following table sets out the diluted probable mineral reserve after factoring in mining recovery and development. Currently there are no proven mineral reserves at the Quimsacocha Project.

Mineral Reserves

Resource Status	Tonnage	Gold		Silver		Copper
	(000)	(g/t)	(000 oz)	(g/t)	(000 oz)	(%)	(lbs)
Development	135	6.46	28	34.45	150	0.42	1,250,021
Mining Recovery (95%)	7,963	6.46	1,654	36.45	9,332	0.42	73,732,717

Probable Mineral Reserve	8,098	6.46	1,682	36.44	9,482	0.42	74,982,738

ix)	Environment

In the past, Environmental Impact Assessments were submitted for drilling programs and the environmental management plans and field activities were audited by relevant government agencies. All activities to date have been in conformance with laws, regulations and related agreements.

The Company is awaiting the issuance of environmental regulations which would enable the water authority to issue the necessary approvals required for mining activity to resume. A water use permit was received in July 2010 and a letter authorizing the resumption of activity at the site was received on February 15, 2011.

Community consultation and development programs are well advanced in support of the exploration and development activities.

2.6	South America: French Guiana - Camp Caiman Project

Unless stated otherwise, the information in the sections below (other than information subsequent to the date of the Camp Caiman Report (defined below)) are based upon the technical report (the “Camp Caiman Report”) entitled “Cambior – Rapport Technique – Projet Camp Caiman – Norme Canadienne 43-101” (the “Camp Caiman Report”), dated August 2005 and prepared under the supervision of Patrick Godin, then General Manager, Camp Caiman Project, “a qualified person” for the purposes of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Camp Caiman Report which is available for review on SEDAR at www.sedar.com.

i)	Property Description and Location

The Camp Caiman Project is located about 45 kilometres (directly by air) southeast of Cayenne, the capital city of French Guiana, an overseas department of France located on the northeastern coast of South America between Brazil and Suriname. French Guiana covers an area of 91,000 square kilometres and hosts a population of approximately 200,000 people.

The property is held by IAMGOLD Guyane S.A.S., an indirect wholly-owned subsidiary of the Company, and was acquired in November 2003 as a result of a merger transaction with Ariane Gold Corp (“Ariane”). The Camp Caiman Project is comprised of a 30 square kilometres mining concession obtained in November 2004 for a period of 25 years and two adjacent exploration permits: Trésor (20 square kilometres) to the West and Patawa (21 square kilometres) to the East. The two exploration permits expired on July 31, 2009 but extension applications were filed. The mineral rights held by the Company are subject to the French mining laws applicable in French Guiana.

All of the Company’s equity securities of IAMGOLD Guyane are pledged in favor of ASARCO Incorporated as guarantee for payment of the balance of the purchase price.

ii)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

Over 95 per cent of French Guiana is covered by rainforest with no infrastructure. Access to the Camp Caiman Project area from Cayenne is by road, with approximately 65 kilometres of paved highway and 8 kilometres of all-weather unpaved road. There is presently no major infrastructure at Camp Caiman.

iii)	Exploration

Gold mining has been carried out in French Guiana since 1857 and a total of approximately 6.5 million ounces of gold has been declared, essentially from alluvial and eluvial deposits. Systematic regional exploration funded by the French government and carried out by the Bureau de Recherches Géologiques et Minières (“BRGM”) between 1975 and 1995, led to the identification of a number of primary gold targets that were auctioned to the private industry. BRGM identified a 7-kilometres long gold-in-soil geochemical anomaly at Camp Caiman and the project was auctioned in 1994 to Asarco Guyane Française S.A.R.L.

The initial drill program discovered the Scout Zone in 1996, which led to an expanded DD program in 1997 and the discovery of the CC-88 Zone. A pre-feasibility study of both deposits was carried out in April 1999. Further delineation drilling took place in 2000 and 2001 after the publication of the study. Intensive exploration drilling resumed in September 2002 when Ariane took over Camp Caiman.

A significant amount of exploration drilling has been carried out at Camp Caiman since 1996, with a total of 135,545 metres of drilling in 1,790 holes as at December 31, 2005: 82,530 metres of DD in 713 holes and 53,015 metres of RC drilling in 1,077 holes.

The geological model was updated with an estimated measured and indicated resource base of 20.4 million tonnes at an average grade of 2.46 g Au/t, representing 1.615 million ounces of gold contained, of which 59 per cent are in saprolite material.

iv)	Drilling, Sampling and Analysis and Security of Samples

The core is HQ size in soft rock and reduced to NQ size in solid rock. The majority of holes are sampled continuously from top to bottom (normally 1.0 metre in length) and the core is split. Sample lengths are 1.5 metres for RC drilling. All drill collars are surveyed and downhole surveys are conducted in exploration holes and average recovery is approximately 90 per cent. The logging and sampling of drill holes is done in accordance with industry standards. Assays are performed in Cayenne by SGS-Cayenne (Filab) laboratory. All samples are assayed by fire assay method.

The quality assurance procedures and assay protocols followed for the Camp Caiman Project conform to industry-accepted quality control methods. The QA/QC program includes assaying of field duplicates, re-numbered pulps and rejects, addition of standards and blanks by the geology department and pulps and rejects are routinely submitted to a second commercial laboratory for external check assays.

v)	Exploration and Development

In August 2005, Cambior released a Feasibility Study for the Camp Caiman Project which estimated probable ore reserves at 12.3 million tonnes at an average grade of 2.8 g Au/t representing some 1.1 million ounces of gold in situ. A gold price of $425/oz was used to calculate the cut off grades and pit design. The Camp Caiman ore body, located in a 30 square kilometres mining concession, was to have two open pits. The Scout pit, comprised primarily of saprolite, represents 35 per cent of the project’s probable reserves. Adjacent, to the east of the Scout pit, Pit 88 is composed of saprolite and fresh rock in equal proportions, and represents 65 per cent of the project’s probable reserves. The deposits identified are open at depth in the north extension of Pit 88 and the western extension of the Scout pit.

Please refer to “Operational Risks” in Section 3 of Item II above for a detailed discussion on the likelihood of the Company obtaining a mining permit for the Camp Caiman Project in light of legal actions that the Company has taken in this respect and the impact of the French government’s new mining framework for French Guiana.

vi)	Environment

For another project to be developed, a new environmental impact study will need to be prepared for the Camp Caiman Project pursuant to regulatory requirements together with the identification of a new site. The Company will then file the necessary applications to obtain a mining permit.

vii)	Taxation

French Guiana being an overseas department of France, the general French system of tax applies, subject to some particularities such as the possibility of: (a) practicing tax allowance of 1/3 which applies just as well on taxable income as on losses; (b) obtaining a tax exemption; and (c) reducing capital expenditures through tax credits (Loi Girardin). The Camp Caiman Project benefits from a ten-year income tax exemption once mining operations begin and the Company expects the construction of the mine to qualify under the Loi Girardin by virtue of the project being situated in an overseas French department and because its activities relate to mining. The Company also benefits from a 17-year exemption on property tax. A royalty tax applies on gold production and there are significant indirect taxes, such as l’Octroi de mer and the fuel tax.

The France-Canada tax treaty provides for a withholding tax rate of 10% on interest payments from France to Canada and 5% on dividend payments to shareholders holding 10% or more of a local entity.

3.	Non-Gold

3.1	Ferroniobium Production - Niobec Mine

Unless stated otherwise, the information in the sections below are based upon the following technical reports (the “Niobec Reports”);

1.	In respect of the Niobec Mine:

The technical report entitled “Technical Report for Niobec Mine” dated February 18, 2009, prepared by Elzéar Belzile (Belzile Solutions Inc.)

2.	In respect of the Expansion Options at the Niobec Mine:

The technical report entitled “Technical Report on Expansion Options at the Niobec Mine, Québec, Canada” dated June 17, 2011, prepared by Graham G. Clow (Principal Mining Engineer, Roscoe Postle Associates Inc.), Bernard Salmon (Principal Consulting Geological Engineer, Roscoe Postle Associates Inc.), Marc Lavigne (Senior Mining Engineer, Roscoe Postle Associates Inc.), Barry McDonough (Senior Geologist, Roscoe Postle Associates Inc.), Pierre Pelletier (Vice President, Metallurgy, IAMGOLD Corporation) and Daniel Vallières (Manager, Underground Projects, IAMGOLD Corporation).

The Niobec Reports have been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Niobec Reports which are available for review on SEDAR at www.sedar.com.

i)	Property Description and Location

The Niobec Mine is an underground mine and is located on a 2,422.6 hectare property, comprised of two mining leases which have been renewed until 2015 and 66 claims, 25 kilometres north of Chicoutimi, Québec. The Niobec property is held 100 per cent by the Company through its wholly-owned subsidiary Niobec Inc.

The Niobec Mine is the only North American source of pyrochlore (the primary niobium ore) in operation and one of three major producers of niobium worldwide. Niobium is a greyish white metal which tarnishes bluish when exposed to air for a long period of time. When polished, niobium resembles steel. Niobium is noted for its malleability, ductility and electrical conductivity. Niobium is characterized by its resistance to impacts, corrosion and high temperatures.

Niobium is mainly used in special alloys for steel used in pipelines, the automobile industry and structures, as it enhances impact strength as well as wear and corrosion resistance. It is also used in the manufacturing of superconducting magnets, and in medical applications such as the design of artificial joints and pacemakers.

Discovered in 1801, it was not until 1874 that a Swedish scientist succeeded in isolating the niobium element for the first time. Although the International Union of Pure and Applied Chemistry adopted and confirmed the name “niobium” in 1950, this metal is sometimes called “columbium”. The Niobec Mine first produces a niobium pentoxide (Nb2O 5) concentrate which is thereafter converted on-site into standard grade ferroniobium (FeNb).

ii)	Accessibility, Local Resources and Infrastructure

The Niobec Mine is readily accessible by existing paved roads and benefits from available water supply and electric power supply sources.

The Niobec Mine facilities include a headframe, a niobium pentoxide (Nb2O5) concentrator, a concentrate-to-ferroniobium converter and ancillary surface installations. The Niobec Mine has year-round operation.

The topography is relatively flat at an average elevation of 144 metres. The Niobec Mine is surrounded by a mixture of forest and farms.

iii)	History

Prior to July 2, 2004, Cambior held a 50 per cent interest in the mine on a joint venture basis with Sequoia Minerals Inc. (“Sequoia”), which held the other 50 per cent. Mazarin Inc., Sequoia’s predecessor in interest, had purchased its 50 per cent interest in the Niobec Mine from Teck Corporation in March 2001. On July 2, 2004, Cambior acquired Sequoia through a merger transaction, thereby consolidating the ownership of the Niobec Mine. On November 8, 2006, the Company acquired Cambior pursuant to the Cambior Arrangement. The Niobec Mine was transferred to a wholly-owned subsidiary of the Company called Niobec Inc. on August 31, 2011.

Commercial production of concentrates at the Niobec Mine began in 1976 and ferroniobium production followed from December 1994 onwards. The Niobec Mine has had an excellent history of mineral reserve renewal over 46 years of operation. It is currently producing approximately 9 per cent of world consumption.

iv)	Geological Setting and Mineralization

The Niobec deposit lies within the southern portion of the Saint-Honoré carbonatite, within the Grenville structural province of the Canadian shield . The Grenville province is subdivided into three distinct litho-structural units; a gneiss complex, the anorthosite and charnockite-mangerite batholiths, and the calc-alkaline intrusions. The development of the early Paleozoic St-Lawrence River rift system was associated with extensive alkaline igneous activity, including the emplacement of the Saint-Honoré carbonatite.

A carbonatite is an igneous rock comprising at least 50 per cent carbonate minerals. Occurrences on a global scale are sparse and widely distributed. Dominant carbonate minerals, in order of decreasing abundance, include calcite, dolomite, ankerite, and rarely siderite and magnesite.

The St-Honoré alkaline complex is almost completely covered by Trenton limestone of Palaeozoic age and is elliptical in plan view, with a major axial length of approximately four kilometres. It consists of a series of crescent shaped lenses of carbonatite with compositions becoming younger progressively inwards from calcitite through dolomitite to ferrocarbonatite. Rocks immediately surrounding the complex are composed of magnetite diorite as well as hypersthene syenite.

Niobium-bearing minerals of bi-pyramidal form are disseminated throughout the carbonatite. The economic mineralization is comprised of ferrian and sodic pyrochlore, generally in association with geological units rich in magnetite, biotite and apatite. The niobium-bearing minerals dispersed in the rock are fine-grained (0.2 to 0.8 mm in diameter) and rarely visible to the naked eye such that DD is the only way to evaluate the economic content of mineralized zones.

Mineralized envelopes vary between 45 and 180 meters in width (north-south direction) while their length can reach almost 750 meters. The zones have a known vertical extent of approximately 750 meters, although they remain open at depth. The deepest completed drill holes are mineralized at grades equivalent to those of current ore production. Dips are generally vertical or steeply dipping (>70 degrees) to the north-west or north-east.

Average grades of the large mineralized envelopes are between 0.44 and 0.51 per cent Nb2O5 . The majority of the mineral reserves and resources are located in the six first mining blocks between 90 and 750 meters in depth.

v)	Drilling, Sampling and Analysis and Security of Samples

All drill collars are surveyed, and logging and sampling of drill holes is carried out in accordance with industry standards. The majority of the holes are sampled continuously from top to bottom, and samples are normally 3 metres in length. All assays are performed on site at the Niobec Mine laboratory and are assayed by X-ray fluorescence spectrometry. Procedures and quality control at the laboratory are integrated with the mine’s ISO system. External assay checks are performed every year even if not at the same level as for gold mines. Grade is very regular at Niobec and the results from external labs confirm that the assays are highly reproducible.

vi)	Mineral Resources and Reserves

The following table sets out the estimated mineral resources and mineral reserves at the Niobec Mine as of December 31, 2011:

Niobec Mine

Mineral Reserves and Resources as of December 31, 2011(1)(2)(3)(4)(5)(6)(7)

	Tonnes	Grade	Tonnes
	(000)	(% Nb2O5)	(Nb2O5)
Probable	419,208	0.42	1,746
Total Probable Reserves	419,208	0.42	1,746

Measured	235,269	0.44	1,028
Indicated	250,233	0.39	986
Total Measured and Indicated Resources	485,502	0.41	2,014

Inferred	155,376	0.35	547

Note:

(1)

Numbers have been rounded and this may result in minor discrepancies. Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.

(2)

Measured and indicated resources are 98% inclusive of probable reserves. Under the block caving scenario around 2% of the measured and indicated resources include in the probable reserves are slightly below the cutoff of 0.20% Nb2O5 per tonne (before recovery) used for resource reporting. This material represents only 5.8 million tonnes averaging 0.18% Nb2O 5 for 10 million kilograms of Nb2O5 contained.

(3)

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations but are deemed to have a reasonable prospect of economic extraction.

(4)

Mineral reserves have been estimated as at December 31, 2011 using the block caving scenario from the pre-feasibility study using $45 per kg of Niobium and include dilution material. Mineral resources have been estimated using a cutoff of 0.20% Nb2O5 per tonne (before recovery) under the block caving scenario.

(5)

There is a large volume of the material within the planned block caving that has a Measured Resource classification. However, due to the uncertainty associated with estimating material movement within the cave, a Probable classification has been applied to the reserve because of the uncertainty.

(6)

Inferred and unclassified mineral resource material will be mined from the block caving scenario and segregation of the material is not possible. The inferred and unclassified material is considered to carry similar grade as the measured and indicated resources, though the material has insufficient certainty to be classified as Measured or Indicated Resource. For the purpose of estimating the Mineral Reserves, which by CIM definitions include diluting materials, tonnage of this inferred and unclassified material have been included. This material is considered to be mineralized dilution, which will be included in the Mineral Reserve estimate and within the production plan.

(7)	Mineral reserves and mineral resources have been estimated in accordance with NI 43-101.

Subsequent to the preliminary economic assessment in respect of the Niobec Mine expansion announced in May 2011 and filed in June 2011, the Company conducted a pre-feasibility study (the “Pre-feasibility Study”) to better evaluate the potential of alternate bulk mining methods and to select the optimal method to proceed with at the feasibility stage. The study took into consideration a number of factors, including health and safety, technical feasibility, and the environmental, social and financial aspects. The outcome of the study is that the Company has chosen to use a block caving mining method to expand the Niobec Mine. Based on the block caving scenario, Measured & Indicated Resources at the Niobec Mine are estimated at more than 2.0 billion kilograms of contained niobium pentoxide at an average grade of 0.41% Nb2O5.

As of December 31, 2011, based on the block caving scenario, the niobium probable mineral reserves have increased substantially by 616% to 1.7 billion kilograms of contained Nb2O5.

The Pre-feasibility Study includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the assessment will be realized. Additionally, while preparing the Pre-feasibility Study, sparse drilling information, particularly in the lower west section of the deposit, obliged modellers to fill the voids by increasing the area of influence of DD holes beyond normal practice at the Niobec Mine for definition of inferred resources. This resulted in the addition of 21 million tonnes at 0.43% Nb2O5 for 89 million kilograms Nb2O5 for the purposes of the mine plan, which equates to 5% of the expected tonnage processed. To reflect the selected mining method, 11 million tonnes of barren material from the development and the Trenton limestone overlaying the deposit were also introduced as dilution. For the purposes of the evaluation, the cave angle of the walls was assumed to be vertical. Approximately 34 million tonnes at 0.32% for 107 million kilograms of Nb2O5 were included as dilution in the mineral reserves.

The deposit is open laterally to the east and west and at depth. In 2011, the Company initiated steps to determine the full extent of the niobium mineralization, and as part of that work carried out drilling to depths of almost 1,000 metres. Results show that niobium mineralization persists at depth below the known deposit at similar grades. Metallurgical tests are in progress to confirm the recoverable content of the mineralization intersected. An underground drilling program of 34,000 metres has been planned for 2012 as part of a multi-year plan to convert 100% of the Inferred resources in Blocks 4, 5 and 6 into measured and indicated resources by 2015.

Additional information on mineral resources and reserves is provided in Section 5 below.

vii)	Mining Operations

The initial tailing ponds closed in 2005 and the second started operating in 2003. Both ponds are located close to infrastructure and cover 1.2 square kilometres. An ore stockpile is also located on the plant site covering between 7 and 20 operating days. The mining method currently used is blasthole open stoping without backfill.

The Niobec processing facilities use conventional crushing, rod and ball mill grinding, followed by many flotation steps to obtain pyrochlore concentrate.

The pyrochlore concentrate produced at Niobec is transformed into ferroniobium grading 66 per cent niobium using an aluminothermic process. Sales and production in 2011 were equivalent to that of 2008.

Management and the union at the Niobec Mine negotiated new collective agreements in 2011 which will terminate on April 30, 2014. At year-end, 2011, the Niobec Mine employed approximately 409 individuals, excluding those employed by outside contractors.

viii)	Exploration and Development

In 2011, 25,908 metres of DD were completed at the Niobec Mine. From this total, exploration and reserve development drilling represented 16,764 metres and definition drilling totaled 9,144 metres. From 2009 to 2011, drilling below the 730-metre level has demonstrated the continuity of the different lenses of the Niobec deposit. Definition drilling was carried out for the preparation of the mining areas for 2011 and 2012. All drilling is from underground drifts.

Since the acquisition of the Niobec Mine, the Company invested $198 million on capital expenditures, mainly for a new hoist and headframe extension, shaft sinking and underground infrastructure, mill expansion, paste backfill plant, water supplying, equipment and deferred development.

For 2012, niobium production is expected to be between 4.6 million kilograms and 5.1 million kilograms. In 2012, capital expenditures are estimated at $90 million, mainly related to advancing the feasibility study, underground development, recovery improvement project, service hoist, mining equipment and pumping station.

ix)	Environment

The EMS for the Niobec mine is certified under the 2004 revision of the ISO 14001 standard. The Niobec Mine successfully passed the ISO 14001 recertification audit in November 2010. The Niobec Mine’s quality management system is certified ISO 9001: 2000 since 1995; it was last recertified in 2009.

On October 28th, 2010, the Company received a direction, in accordance with the Fisheries Act, from the enforcement branch of Environment Canada regarding the Company’s intermittent exceedances of Total Suspended Solids (“TSS”). To ensure compliance, sedimentation fences were installed and additional treatment equipment has been in operation since the beginning of 2011 to reduce TSS concentrations. The detailed management plan was submitted to Environment Canada outlining the work completed to date, and the actions to be taken to achieve compliance with the Metal Mining Effluent Regulations and Environmental Effects (“MMER”).

A closure plan has been prepared and approved by the Government of Québec. Reclamation of a tailings facility was completed in 2006. As at December 31, 2011, the recorded amount of estimated restoration and closure costs for the property was $8.0 million, representing the discounted amount. The undiscounted amount of estimated restoration and closure costs for the property was $8.5 million.

x)	Taxation

The Company’s Canadian operations are subject to federal and provincial income taxes. In March 2010, the Government of Québec passed amendments to the Québec mining duty regime which increased the statutory rate from 12 per cent to 16 per cent. Additional tax information is provided in Section 6.5 below.

3.2	Diamond Royalty – Diavik Project

IAMGOLD holds a 1 per cent royalty (the “Lac de Gras Royalty”) in respect of diamond production from any claims staked by Dr. Christopher Jennings on his own behalf or on behalf of any person for whom Dr. Jennings acted as a consultant during the period from November 15, 1991 to November 15, 1992 in the Lac de Gras area of the Northwest Territories, Canada, between longitude 108 degrees and 112 degrees west and between latitude 64 degrees and 65 degrees north. During the relevant time period, Dr. Jennings was involved in staking certain claims (the “Lac de Gras Claims”) in the Mackenzie Mining District of the Northwest Territories and Nunavut which are subject to the Lac de Gras Royalty. The Lac de Gras Claims include the Diavik diamond property (the “Diavik Project”) in which Harry Winston Diamond Corporation (formerly Aber Diamond Corporation) (“HWDC”) owns a 40 per cent interest and Diavik Diamond Mines Inc. (“DDM”), a wholly owned subsidiary of Rio Tinto plc, owns a 60 per cent interest. Effective September 2003, Repadre (which subsequently merged with IAMGOLD) entered into a royalty agreement with HWDC and DDM formalizing the foregoing 1 per cent royalty in respect of the Diavik Project.

4.	Exploration and Development

4.1	General

IAMGOLD’s exploration efforts remain focused in West Africa, select countries of South America, and the province of Québec in Canada. With a strategic mandate for organic growth, the Company has numerous projects already underway and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In 2011, IAMGOLD incurred $108.6 million on exploration projects, a 26 per cent increase from $86.2 million in 2010. The 2011 expenditures included:

•

Near-mine exploration and resource development expenditures of $53.3 million involving the completion of more than 335,000 metres of drilling directed at on-going resource expansion and delineation drilling programs including Rosebel in Suriname for $14.0 million, an underground exploration and resource delineation drilling program at the Westwood development project in Québec for $9.6 million and a resource delineation program at Essakane in Burkina Faso for $14.2 million; and

•

Greenfield exploration of $55.3 million conducted at 17 projects, including two advanced exploration sites and exploration of a Rare Earth zone in proximity to the Niobec mine, in 8 countries in Africa and the Americas as part of IAMGOLD’s long-term commitment to reserves replenishment and organic growth.

Exploration expenditures are summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
	$	$	$
2011
Near-mine exploration and resource development(a)	36.7	40.4	77.1
Greenfield exploration projects	1.3	52.2	53.5

	38.0	92.6	130.6

	$	$	$
2010
Near-mine exploration and resource development(a)	41.4	7.3	48.7
Greenfield exploration projects	1.0	36.6	37.6

	42.4	43.9	86.3

2009
Near-mine exploration and resource development(a)	26.1	6.8	32.9
Greenfield exploration projects	0.7	30.2	30.9

	26.8	37.0	63.8

(a)

Capitalized and expensed exploration related to activities within a mine area are included in Mining assets on the consolidated balance sheet and within the segmented information found in note 32 of the Company’s annual consolidated financial statements.

The Company’s exploration expenditures were as follows:

(in $ millions)	2011	2010	2009
	$	$	$
Capitalized near-mine exploration and resource development
Suriname	13.6	14.4	12.0
Canada	9.6	8.7	9.8
Mali	1.0	4.9	1.4
Burkina Faso	9.8	13.4	2.9

	34.0	41.4	26.1

Capitalized greenfield exploration
South America	—	—	0.2
Africa	1.3	1.0	0.5

	1.3	1.0	0.7

Total capitalized	35.3	42.4	26.8

Expensed near-mine exploration and resource development
Canada	9.7	4.5	3.8
Mali	4.8	2.4	2.3
Burkina Faso	4.4	—	—
Other	0.4	0.3	0.7

	19.3	7.2	6.8

Expensed greenfield exploration
South America	18.1	19.3	15.3
Africa	33.4	16.2	13.8
Canada	2.5	1.1	1.1

	54.0	36.6	30.2

Total expensed	73.3	43.8	37.0

Total	108.6	86.2	63.8

4.2	Capitalized Exploration and Development Projects

4.2.1	Africa – Botswana

The Company’s exploration efforts near the Mupane Mine were suspended in 2010. As described previously in Section 1 of Item II above, this operation was sold in 2011, and no further exploration is contemplated for Botswana at this time.

4.2.2	Africa – Tanzania

Earlier in 2009, the Company terminated the three commercial agreements that comprised the Buckreef Project. The Company’s Kitongo Project was sold in 2010, and the Company does not contemplate any further exploration in Tanzania at this time.

4.2.3	South America – Ecuador

The Company’s exploration and development activities are confined to the Quimsacocha project. Following the mandate passed by the Constituent Assembly in April 2008, resulting in a moratorium on mining activities, exploration activities on the Company’s Quimsacocha Project were suspended. Exploration on the project has remained inactive since that time. The status of the Quimsacocha Project is discussed in further detail in Section 2.5 of Item III above.

4.2.4	South America – Peru

In June 2009, an option and earn-in agreement was entered into for the sale of the La Arena Project in Peru. Rio Alto purchased all of the outstanding shares of La Arena S.A. for a cash payment of $49 million as announced February 9, 2011. Details of the option are contained in Section 1 of Item II above.

4.3	Greenfields Exploration and Development Expensed

In addition to the capitalized mine site and development programs described above, the greenfields exploration portfolio consists of near-mine exploration programs on large land positions adjoining the Company’s Essakane and Rosebel Gold Mines, two advanced exploration projects in Mali, and fourteen early stage gold projects in Peru, Colombia, Brazil, Suriname, Québec and Senegal. The Company’s exploration team had an on-site presence in eight countries within North and South America and Africa in 2011.

4.3.1	Africa – Senegal

IAMGOLD maintains an office in Dakar that serves as a base for West African regional exploration and African mine operations. Between 2007 and 2009, the Company completed 10,239 metres of DD and 18,353 metres of RC drilling on the Daorala-Boto concession, located near the border with Mali. Within the Boto part of the concession, multiple zones of gold mineralization have been intersected in earlier drill campaigns, and two important gold trends identified. A 5,000 metre core drilling program is planned for 2012.

On the Daorala sector of the concession, pitting, trenching and shallow auger drilling was performed over a target identified in 2010. In 2011, RC drilling was initiated on an 800-metre long gold anomalous trend that lies on trend with the Loulo mining complex in neighbouring Mali. A total of 6,908 metres of drilling was completed in 2011, principally at Daorala, but results to date have not, as yet, defined significant mineralization on this northern target. Limited follow up RC drilling and auger drilling is planned for 2012 at Daorala.

The Bambadji Project, a contiguous concession block located between Boto and Daorala, was joint-ventured with Randgold Resources (“Randgold”) in 2007, providing Randgold the ability to earn a 65 per cent interest in the property. Randgold operates the joint venture, and continues to explore the property.

4.3.2	Africa – Mali

The Siribaya advanced exploration gold project in Mali is held under an Option to Joint Venture with Merrex Gold Inc. (“Merrex”). IAMGOLD can earn a 50 per cent interest in the project by incurring C$10.5 million in exploration expenses. In the fourth quarter of 2011, the Company informed Merrex that the earn-in expenditure obligations of C$10.5 million had been satisfied, and IAMGOLD had vested a 50 per cent interest in the project, subject to confirmation of project expenditures by Merrex. Formal vesting is expected to take place in the first quarter of 2012. In 2011, drilling on the Siribaya trend focused on four kilometres of an eight to nine-kilometre long gold mineralized structural corridor defined by geochemistry and geophysics. A total of 49,293 metres of RC and core drilling was completed in 2011, and focused chiefly on the Siribaya trend. The program was designed to determine the extent of gold mineralization utilizing wide spaced fences of holes, and provide more close spaced DD where better results were encountered. Initial drill results from the parallel Bambadinka zone, a priority satellite target located two kilometres west of the Siribaya trend, returned mixed results but only a small sector of the eight-kilometre long zone was tested; additional drilling is planned for 2012. The 2012 exploration budget is $11.9 million (100 per cent basis), of which the Company’s proportionate share will be $5.9 million prior to administrative overhead fees paid by Merrex.

Subject to the terms of an agreement with Avnel, the Company has the right to earn a 51 per cent interest in the Kalana joint venture by spending $11 million over three years, making two cash payments of $1 million to Avnel, and demonstrating a 2 million ounce gold resource. The Company may also increase its share of the available interest in the project up to 70 per cent upon delivery of a feasibility study, or up to 65 per cent if Avnel elects to participate in the study. In December 2011, the prescribed earn-in exploration expenditures and cash payments to Avnel had been satisfied. The remaining condition for completing the earn-in is establishing a resource estimate of no less than 2 million ounces gold.

Drilling continued through 2011 with two machines, with 61,141 metres of RC drilling and DD completed during the year. The Company plans to move aggressively with exploration at Kalana in 2012 with an approved budget of $12.5 million that will include a 60,000 metres drilling program. The principal objective is to develop a 2 million ounce resource estimate by the third quarter of 2012. Preliminary metallurgical testing by SGS Mineral Services Lakefield laboratory in Ontario indicates recoveries in the range of 95 per cent to 97 per cent with relative low cyanide consumption. Further metallurgical work is required and will be carried out as the Company’s understanding of the gold mineralization is further refined. Because of the high nugget effect characterizing Kalana’s gold mineralization, additional technical studies will also be conducted to provide confidence for resource grade estimation.

4.3.3	Africa – Burkina Faso

In 2011, a total of 22,420 metres of RC drilling and 11,348 metres of DD had been completed on exploration targets within the 100.2 square kilometre mine permit, independent of the 52,569 metre resource expansion program carried out within and immediately adjacent to the Essakane Main Zone resource. Additionally, 4,527 metres of AC drilling was achieved in 2011 on the mine permit, testing large expanses of the 100 square kilometre permit that are covered with a thin veneer of windblown sands which mask underlying bedrock and limit the effectiveness of surface geochemical surveys. Encouraging drill results were received from a zone south of the Falagountou resource, and drilling will resume in 2012.

Outside of the mine permit, exploration work continued throughout 2011 on the Company’s 1,266.39 square kilometre block of exploration concessions surrounding the mine permit as part of a multi-year exploration effort. The program was initiated in 2010, and focused on established gold mineralized trends in closest proximity to the Essakane infrastructure, most notably the more than 10 kilometre long gold anomalous Gossey-Korizena trend and the Tassiri prospect. A total of 20,263 metres of AC drilling conducted during 2011 (12,432 metres in 2010) confirmed the continuity of the target anomaly beneath large tracts of transported sand cover. The Company will return to these areas for further work later in 2012 with aggressive RC and follow-up AC drilling programs. The Gossey-Korizena prospect shows excellent promise; however, oxide potential is limited by the shallow weathering profile encountered to date.

In 2012, the exploration group plans to carry out more than 200,000 metres of RC drilling and DD, and a further 35,000 metres of AC drilling. This includes a 45,000 metres program directed at resource evaluation and infill drilling on the Essakane Main Zone and the Falagountou deposit.

4.3.4	South America – Peru

The Company maintains an exploration office in Lima, Peru. In 2011, additional core drilling totalling 2,887 metres was completed on the Company’s wholly-owned Candelaria project. The Company is examining alternatives for the project, but no work is planned for 2012. In 2012, the Company will proceed with plans to drill test two early stage projects, in addition to regional surveys and examination of acquisition opportunities.

4.3.5	South America – Brazil

Exploration in Brazil is carried out from an exploration office in Belo Horizonte, Brazil. The Company holds a thirty kilometer long property package in Minas Gerais State. A mineralized trend on the Congonhas property had been explored with several drill campaigns by the Company between 2007 and 2010. The project was inactive in 2011, and the Company is examining various alternatives for continued exploration on the project. The Company was active on the approximately 1,050 square kilometres of exploration lands that are also held elsewhere in the Minas Gerais district. This work included a 3,147 metres core drilling program on the Pitangui project near the Turmalina mine held by Jaguar Mining Inc. The drilling was conducted to test a broad and coherent soil geochemistry anomaly. The program encountered favorable intercepts of gold mineralization that will be the focus of a minimum 3,000 metre drill program in 2012.

In Para State, a 3,019 metre DD campaign together with project scale mapping and sampling was carried out in 2011 based on encouraging exploration and drill results obtained in 2010. The 2011 exploration program advanced the understanding of a hosted gold mineralization system encountered on the property, and expanded the regional exploration coverage over the Company’s 1,200 square kilometer land package. A 2,500 metre drill program is planned for 2012.

4.3.6	South America – French Guiana

No exploration activities have been undertaken on the Company’s exploration concessions located about 20 to 25 kilometres southwest of the Camp Caiman Project, also known as Project Harmonie. A planned 5,000 metre drill program first designed in 2008 was suspended due to the uncertainty surrounding the Camp Caiman Project and the impactof the new mining framework for French Guiana. The Company continues to monitor the situation. Applications were submitted in order to maintain the Company’s exploration rights in the area, but the approvals are pending.

4.3.7	South America – Guyana

In September 2010, Strongholds Metals Inc. (“Stronghold”) entered into a definitive Earn-In and Joint Venture Agreement with IAMGOLD on the Company’s Eagle Mountain gold project in Guyana. Stronghold has the option to acquire 100 per cent of the property under certain circumstances and upon completion of milestones that include minimum exploration expenditures of $3.5 million. If Stronghold completes the requirements under the option, Stronghold will acquire 100 per cent of the property. If a mining permit is issued, the total consideration to be paid to the Company is up to $11 million and the issuance of 6 million Stronghold shares.

4.3.8	South America – Suriname

The 2011 exploration program within the Rosebel district included a total of 9,975 metres of core and RC drilling. Exploration activities were focused principally on the Koemboe and Kraboe Doin prospects, located 10 and 16 kilometres south of the Rosebel infrastructure, respectively.

At the Charmagne project, located 15 kilometres north of Rosebel, 1,774 metres of core drilling was achieved to test the strike continuation of the Overman deposit (main shear) and the southern offset (southern shear). The program had limited success. A concept study was also contemplated in 2011 that provided the basis for a contrained in-pit inferred resources and economic justification for further work. Drilling resumed in January 2012, and a reconnaissance stream sediment survey and regional mapping will be initiated on a permit granted early in 2012 that is located immediately west of Charmagne.

A follow-up drilling program of 3,606 metres was completed on the Kraboe Doin prospect, located 18 kilomtres south of the Rosebel mine complex. The program provided further evaluation of a large cluster of gold anomalous zones extending over more than eight kilometres. Results were mixed, and the project area will be inactive in 2012.

A 4,596 metre DD and RC drill program was completed in 2011 on the Koemboe prospect to trace east-west trending mineralized quartz veins encountered in trenching and an earlier DD campaign. Significant intersections were made, and drilling extended the known strike of veining and mineralization to 400 metres and to a depth of 120 metres. In 2012, a planned 3,000 metre core drilling campaign will assess possible extensions of the two gold-bearing structures defined to date.

The Sarakreek and Tapanahony projects are located in the Brokopondo province about 100 kilometres south of the Rosebel Gold Mine and 170 kilometres south of the capital of Paramaribo. The project covers an area of 1,281 square kilometres in two concession blocks. IAMGOLD holds an 87.5 per cent interest in the entire project. The Sarakreek sector of the property package was inactive in 2011. At Tapanahony, DD (1,055 metres) was initiated in 2011 on a 1.2 kilometre long geochemical anomaly. The drilling program will continue into 2012 with 3,000 metres planned.

In 2012, the Company plans 13,000 metres of DD on grassroots and near-mine exploration in addition to a 95,000 metre resource evaluation program planned for the Rosebel mine area. In addition, a comprehensive mechanized auger drill program is also planned to develop new target areas beneath transported sand cover that overlies significant portions of the Company’s land package.

4.3.9	North America – Québec, Canada

IAMGOLD re-opened an exploration office in Val d’Or in 2010 to reactivate several exploration programs in the Abitibi area and strengthen the Company’s exploration presence in Québec. Collectively, the Company controls approximately seven kilometres of the Cadillac Break, and 28 kilometres of the Destor-Porcupine Fault, two major structural zones in the camp that host most of the gold deposits in the Abitibi gold district. A second phase of DD on the Company’s Bousquet-Odyno property was completed in 2011 with a total of 6,409 metres. The project is located only eight kilometres from the Westwood Project. The drill program was designed to build on positive drill results obtained in 2010. Preliminary results demonstrate a continuous gold-bearing structure that has been traced for more than 300 metres. The lateral and depth extensions remain to be tested.

In connection with the earn-in option agreement that the Company entered into on June 22, 2011 with Virginia Mines on their Lac Pau project located in the James Bay region a high-resolution heliborne magnetic survey was carried out to refine the understanding of the geological and structural framework of the project area. A synthesis of summer field work shows new areas of interest along the Lac Pau gold corridor. A 3,000 metre winter drilling program is planned for the first quarter 2012 to further evaluate the 12 kilometre long gold mineralized corridor and test extensions of positive drilling results and surface sampling.

The Company also maintains an interest in numerous joint ventures and passive royalty interests in Québec. Some of the more important ventures include several Val-d’Or camp properties being actively explored under different agreements by Alexandria Minerals, Alexis Minerals and Adventure Gold; the Cogitore Resources earn-in agreement on the Caribou-Estrees property; and Virginia Mines’ earn-in agreement in the Anatacau property located in the James Bay (Opinaca) region.

4.3.10	North America – Québec, Canada – Rare Earths Elements

In February, the Company announced the delineation of a large and potentially significant rare earth elements (“REE”) deposit located less than one kilometre north of the Niobec mine. The rare earth element zone (“REE zone”) was last explored in 1985 and work was reinitiated early in 2011 on the zone with a four-hole validation drilling campaign that successfully replicated historic drill results. A supplemental exploration program of $2.5 million was approved in 2011 to drill test the projected extensions of known niobium resources at Niobec, and to explore the REE zone. The REE zone was evaluated during the year with 13,798 metres of DD in 29 holes. The 2011 drill program conducted by the Company on the REE zone aimed to establish the three dimensional “footprint” of mineralization, provide a preliminary REE grade estimate and samples for preliminary metallurgical test work. The campaign was completed on a nominal grid spacing of 100 by 200 metres to programmed drill depths of about 450 metres. Four holes exceeded 700 metres in total length, and to a maximum length of 750 metres. The deeper holes demonstrate that the brecciated and mineralized facies of the REE zone persists uninterrupted at depth, although the resource model is reported only to a depth of 375 metres. The program confirmed that the host carbonatite complex contains significant quantities of rare earths including Ce, La, Nd, Pr, Sm, Gd, Eu, Dy and Tb. Further exploration and infill drilling is expected to extend the resource model well below the current depth parameters, and to the south and southwest. The Company initiated a 2,750 metre follow-up drill campaign in January 2012 to establish the overall limits of REE mineralization with greater certainty. Additional drilling is also planned in 2012 for resource definition and to aid in developing a scoping study.

4.4	Outlook

The Company intends to continue the search for new opportunities and pursue the discovery of new deposits in 2012. The approved capitalized and expensed exploration and development for 2012 is $130.6 million and is summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
	$	$	$
2012
Near Mine Exploration and Evaluation	36.7	40.4	77.1
Greenfields exploration projects	1.3	52.2	53.5

	38.0	92.6	130.6

Capitalized expenditure estimates include underground development and drilling at the Westwood property and near-mine exploration and resource development programs at the Rosebel, Niobec, Mouska and Essakane operations.

The Company finances exploration expenditures from internal cash resources. The Company also benefits from financial assistance from the Québec government for some Québec programs through the issuance of flow-through shares.

5.	Mineral Reserves and Resources

The following tables set out the Company’s estimate of its mineral reserves and mineral resources as of December 31, 2011. Réjean Sirois, Eng., Manager, Mining Geology, a “qualified person” for the purposes of NI 43-101, is responsible for all mineral resource and mineral reserve estimates contained herein, as at December 31, 2011. Mineral reserves and/or mineral resources at Doyon, Mouska, Rosebel, Essakane, Qiumsacocha, Westwood, Niobec and the St-Honoré deposit have been estimated in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council as required by NI 43-101. Mineral reserves and resources at the Sadiola and Yatela mines have been estimated in accordance with or reconciled to the definitions of the JORC Code. Except as otherwise indicated below, reported mineral reserves were estimated using a long-term gold price assumption of $1,200 per ounce in 2011 and mineral resources were estimated using a long-term gold price assumption of $1,400 per ounce. The Company is required by NI 43-101 to disclose its mineral reserves and mineral resources using the subcategories of proven mineral reserves, probable mineral reserves, measured mineral resources, indicated mineral resources and inferred mineral resources. Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.

Consolidated Mineral Reserves and Resources as of December 31, 2011(1)(2)(3)

Attributable Contained Ounces of Gold
(000)
Total Proven and Probable Reserves	13,300
Total Measured and Indicated Resources (Inclusive of Reserves)	18,198
Total Inferred Resources	5,789

Notes:

(1)

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are in addition to measured and indicated resources. Details of measured and indicated resources and other NI 43-101 information can be found in the relevant technical reports, all of which have been prepared by a qualified person as defined in NI 43-101 and filed with the Canadian securities regulators and which are available on SEDAR at www.sedar.com. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Although “measured resources,” “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”. Rounding differences may occur.

(2)	Measured and indicated resources are inclusive of proven and probable reserves.
(3)	Mineral resources and mineral reserves for each property are reported separately in the table below.

Mineral Reserves and Resources of Gold Operations as of December 31, 2011(1)(2)(3)(4)

Gold Operations	Tonnes	Grade	Contained Ounces of Gold	Attributable Contained Ounces of Gold
	(000)	(g Au/t)	(000)	(000)
Rosebel, (5) Suriname				(95%)
Proven Reserves	102,417	1.0	3,321	3,155
Probable Reserves	83,964	1.0	2,710	2,575
Subtotal	186,381	1.0	6,031	5,730
Measured Resources	158,043	1.0	4,849	4,607
Indicated Resources	105,072	1.0	3,276	3,112
Inferred Resources	13,876	0.7	293	278
Essakane,(6) Burkina Faso				(90%)
Probable Reserves	109,245	1.1	3,858	3,472
Subtotal	109,245	1.1	3,858	3,472
Measured Resources	—	—	—	—
Indicated Resources	139,620	1.1	4,735	4,262
Inferred Resources	24,128	1.1	855	797
Sadiola,(7) Mali				(41%)
Proven Reserves	10,382	2.1	683	280
Probable Reserves	96,727	1.6	4,922	2,018
Subtotal	107,109	1.6	5,605	2,298
Measured Resources	21,906	1.4	958	393
Indicated Resources	150,109	1.6	7,508	3,078
Inferred Resources	45,040	1.6	2,258	926
Yatela,(8) Mali				(40%)
Proven Reserves	930	0.6	19	8
Probable Reserves	2,001	1.8	113	45
Subtotal	2,931	1.4	132	53
Measured Resources	1,048	0.8	26	10
Indicated Resources	2,782	2.3	201	81
Inferred Resources	806	2.8	73	29
Doyon & Mouska,(9) Québec				(100%)
Proven Reserves	59	12.3	23	23
Probable Reserves	104	12.4	42	42
Subtotal	163	12.4	65	65
Measured Resources	375	5.4	65	65
Indicated Resources	925	5.9	175	175
Inferred Resources	1,597	5.7	291	291

Gold Operations	Tonnes	Grade	Contained Ounces of Gold	Attributable Contained Ounces of Gold
	(000)	(g Au/t)	(000)	(000)
Westwood,(10) Québec				(100%)
Indicated Resources	779	12.3	308	308
Inferred Resources	9,411	11.3	3,407	3,407
Quimsacocha,(11) Ecuador				(100%)
Probable Reserves	8,098	6.5	1,682	1,682
Indicated Resources	9,935	6.6	2,107	2,107
Inferred Resources	299	6.3	61	61
Total
Proven and Probable Reserves	413,927	1.3	17,373	13,300
Measured and Indicated Resources	590,594	1.3	24,208	18,198
Inferred Resources	95,157	2.4	7,268	5,789

Notes:

(1)	Measured and indicated resources are inclusive of proven and probable reserves.
(2)	In underground operations, mineral resources contain similar dilution and mining recovery as mineral reserves.
(3)

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.

(4)

Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.

(5)

Rosebel mineral reserves have been estimated as of December 31, 2011 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2011 using a $1,400/oz gold price and have been estimated in accordance with NI 43-101.

(6)

Essakane mineral reserves have been estimated as of December 31, 2011 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2011 using a $1,400/oz gold price and have been estimated in accordance with NI 43-101.

(7)

Mineral reserves at Sadiola have been estimated as of December 31, 2011 using a US $1,100/oz gold price and mineral resources have been estimated as of December 31, 2011 using a US $1,600/oz gold price and have been estimated in accordance with JORC code.

(8)

Mineral reserves at Yatela have been estimated as of December 31, 2011 using a US $1,300/oz gold price and mineral resources have been estimated as of December 31, 2011 using a US $1,300/oz gold price and have been estimated in accordance with JORC code.

(9)

Figures for Doyon & Mouska include mineral reserves from the Mouska Gold Mine and resources from both the Doyon and Mouska Gold Mines. Mineral reserves at Mouska have been estimated as of December 31, 2011 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2011 using $1,400/oz gold price. Resources and reserves estimates have been estimated in accordance with NI 43-101.

(10)	Westwood mineral resources have been estimated as of May 2011 using a 6.0 grams per tonne gold cutoff over a minimum width of 2 metres and have been estimated in accordance with NI 43-101.
(11)

Quimsacocha mineral resources have been estimated as at July 2008 using a 3.0 grams per tonne gold cutoff and mineral reserves have been estimated using a US $750/oz gold price and have been estimated in accordance with NI 43-101.

Mineral Reserves and Resources of Niobium Operation as of December 31, 2011(1)(2)(3)(4)(5)(6)

Niobium Operation	Tonnes	Grade	Contained Tonnes Nb2O5
	(000s)	(%Nb2O5)	(million kilograms)
Niobec, Québec			(100%)
Probable Reserves	419,208	0.42	1,746
Subtotal	419,208	0.42	1,746
Measured Resources	235,269	0.44	1,028
Indicated Resources	250,233	0.39	986
Inferred Resources	155,376	0.35	547

Notes:

(1)

Measured and indicated resources are 98% inclusive of probable reserves. Under the block caving scenario around 2% of the measured and indicated resources included in the probable reserves are slightly below the cutoff of 0.20% Nb2O5 per tonne (before recovery) used for resource reporting. This material represents only 5.8 million tonnes averaging 0.18% Nb2O 5 for 10 million kilograms of Nb2O5 contained.

(2)

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations but are deemed to have a reasonable prospect of economic extraction.

(3)

Mineral reserves have been estimated as at December 31, 2011 using the block caving scenario from the pre-feasibility study using $45 per kg of Niobium and include dilution material. Mineral resources have been estimated using a cutoff of 0.20% Nb2O5 per tonne (before recovery) under the block caving scenario.

(4)

There is a large volume of the material within the planned block caving that has a Measured Resource classification. However, due to the uncertainty associated with estimating material movement within the cave, a Probable classification has been applied to the reserve because of the uncertainty.

(5)

Inferred and unclassified mineral resource material will be mined from the block caving scenario and segregation of the material is not possible. The inferred and unclassified material is considered to carry similar grade as the measured and indicated resources, though the material has insufficient certainty to be classified as Measured or Indicated Resource. For the purpose of estimating the Mineral Reserves, which by CIM definitions include diluting materials, tonnage of this inferred and unclassified material have been included. This material is considered to be mineralized dilution, which will be included in the Mineral Reserve estimate and within the production plan.

(6)	Mineral reserves and mineral resources have been estimated in accordance with NI 43-101.

Mineral Resources of the Rare Earth Project as of December 31, 2011(1)(2)(3)

	Tonnes	Grade TREO	Contained TREO
	(000s)	(%)	(million kilograms)
St-Honoré, Québec			(100%)
Inferred Resources	466,800	1.65	7,702

Notes:

(1)

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations but are deemed to have a reasonable prospect of economic extraction.

(2)

The resource estimate was prepared by Pierre Jean Lafleur, Eng., an independent Qualified Person and principal consultant of P.J. Lafleur Géo-Conseil Inc (“PJLGC”) of Ste-Thérèse, Québec. The inferred resources are presented in situ using 0.5% TREO cutoff grade and are unconstrained by whittle shell or mining design.

(3)	Mineral resources have been estimated in accordance with NI 43-101.

The Company’s reserve estimate is comprised of in-place material, i.e. contained ounces of gold and contained kilograms of Nb2O5 and metallurgical recovery factors must be taken into account in order to assess and quantify the recoverable material.

There are numerous parameters inherent in estimating proven and probable mineral reserves, including many factors beyond the Company’s control. The estimation of reserves is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates.

Estimation Procedures

Gold and Niobium Technical Information and Qualified Person/Quality Control

The individual responsible for the supervision of the preparation and review of all mineral resource and mineral reserve estimates for IAMGOLD is Réjean Sirois, Eng., Manager, Mining Geology who is considered a “qualified person” for the purposes of NI

43-101 with respect to the mineralization being reported on. The technical information in this section has been included herein with the consent and prior review of Mr. Sirois. The qualified person has verified the data disclosed, and data underlying the information or opinions contained in this section.

REE Technical Information and Qualified Person/Quality Control

The drilling results used to evaluate the TREO (Total Rare Earth Oxides) deposit have been prepared in accordance with NI 43-101 and JORC. The “Qualified Person” responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France Bugnon is considered a “Qualified Person” for the purposes of NI 43-101 with respect to the technical information being reported on. The “Qualified Person” responsible for the estimation of the Mineral Resources is Pierre Jean Lafleur, Eng., principal consultant of P.J. Lafleur Géo-Conseil Inc (“PJLGC”) of Ste-Thérèse, Québec. Pierre Jean Lafleur is an independent person and is considered a “Qualified Person” for the purposes of NI 43-101 with respect to the technical information being reported on.

For each of the projects and properties it operates, the Company has established rigorous methods and procedures aimed at assuring reliable estimates of the mineral reserves and resources. For each mine and project of the Company, the relevant qualified persons verified the data disclosed, including samplings, analytical and test data underlying the information contained herein. Quality control falls under the responsibility of Mr. Sirois.

In calculating mineral reserves, cut-off grades are established using the Company’s long-term gold price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The nature of mining activities is such that the extraction of ore from a mine reduces reserves. In order to renew reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling programs at depth and laterally.

The Company’s attributable share of mineral reserves for gold operations as of December 31, 2011 was 13,300 million ounces. A sensitivity analysis on the price of gold used to calculate the mineral resources would affect attributable ounces as follows: a $100 increase in the gold price would increase the Company’s attributable share of ounces by around 6 per cent and, a $100 decrease in the gold price would decrease the Company’s attributable share of ounces by around 6 per cent. The mineral reserves will follow a similar trend since as of December 31, 2011 all open pit mineral resources are confined within pit shells.

6.	Other Aspects of the Business

6.1	Marketing of Production

The gold market is relatively deep and liquid, with the price of gold generally quoted in US dollars. The demand for gold is primarily for jewellery fabrication purposes and bullion investment. Gold is traded on a world-wide basis. Fabricated gold has a variety of uses, including jewellery (which accounts for 80 per cent of fabricated demand), electronics, dentistry, decorations, medals and official coins. Central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

The use of gold as a store of value (the tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crisis) and the large quantities of gold held for this purpose in relation to annual mine production, has meant that historically the potential total supply of gold has been far greater than demand. Thus, while current supply and demand plays some part in determining the price of gold, this does not occur to the same extent as for other commodities. Gold prices have, in addition, been significantly affected by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks and global or regional political and economic crises. In times of inflation and currency devaluation, gold was often seen as a refuge, which increased purchases of gold and thereby supported its market price.

The Company’s revenue and earnings are generated predominantly from the sale of gold. The gold price fluctuates continually due to factors beyond IAMGOLD’s control.

The following table indicates fluctuations in the gold price in US dollars per troy ounce based on the London PM Fix on the London Bullion Market for the periods indicated:

Year Ended December 31, 2011

	2011	2010	2009	2008	2007
High	$1,895	$1,420	$1,213	$1,011	$841
Low	$1,319	$1,058	$810	$713	$608
Average	$1,572	$1,225	$972	$872	$695

Also, since revenue from sales of gold and ferroniobium are received in US dollars while a significant portion of operating and other expenses are incurred in other currencies, including Canadian dollars, the value of the Canadian dollar and other currencies relative to the US dollar has a direct impact on the Company’s profit margin.

The following table illustrates fluctuations in the exchange rates for US dollars expressed in Canadian dollars for the last five calendar years, as established for customs purposes by the Bank of Canada.

Year Ended December 31, 2011

$C/$	2011	2010	2009	2008	2007
High	0.9449	0.9946	1.0292	0.9719	0.9170
Low	1.0604	1.0778	1.3000	1.2969	1.1853
Average	0.9891	1.0299	1.1420	1.0660	1.0748
End of Period	1.0170	0.9946	1.0466	1.2246	0.9881

6.2	Government Regulation

The Canadian mining industry has evolved with federal and state or provincial legislation governing the exploration, mining, processing and marketing of minerals. This legislation governs the acquisition and ownership of mining rights, mining duties and income taxes, labour, health and safety standards, exports and other related matters.

The North American mining industry is also subject to federal and state or provincial environmental protection legislation. This legislation imposes high standards in order to reduce or eliminate the effects of waste generated by ore mining and processing operations. Consequently, the construction and commercial operation of a mine necessarily entails compliance with applicable environmental legislation and the obtaining of permits for the use of land and water or other similar authorizations from various government bodies. Each mining company is under a strict obligation to comply with all applicable environmental laws.

Failure to comply with this legislation may lead to the issuance of orders suspending or curtailing operations or requiring the installation of additional equipment. IAMGOLD could be required to indemnify private parties suffering losses or damages arising from its mining activities and could be assessed fines if found guilty of penal infractions under the terms of such legislation.

In the Guiana Shield, RGM must comply, in the course of its operations, with a range of Surinamese laws similar in their effects to legislation to which IAMGOLD is subject in Canada. However, with respect to the Rosebel Gold Mine, the Mineral Agreement executed on April 7, 1994, provides exceptions to applicable Surinamese legislation in favour of RGM and its shareholders in certain instances, among which figure an alleviated tax system and, in certain cases, provisions for legislative stability. The Mineral Agreement provides a comprehensive legal framework that applies to the specific activities of the Rosebel Gold Mine.

The Company commissioned an environmental impact assessment for the Rosebel Gold Mine which was filed with, and approved by, the Surinamese Government in 2002 along with an updated feasibility study.

Elsewhere in South America and Africa, the Company must comply with various mining and environmental laws in force in such countries, which laws are generally similar in effect to comparable laws in North American jurisdictions.

The Company believes that it is in substantial compliance with all material current legislation, regulations and administrative standards applicable to its activities.

6.3	Environment

The Company’s challenge is to integrate its economic activities with environmental integrity, social concerns and effective governance, the four pillars of sustainable mining.

With respect to environmental stewardship, IAMGOLD will focus activities to understand the interaction between activities and the environment, and seek ways to protect the environment and maximize sustainable development.

None of the environmental measures taken by the Company should impact negatively on its competitive position, as the whole of the North American mining industry is subject to substantially similar regulatory standards. The medium and long-term financial impact of these standards lies in the cost of mine site restoration during mining and once mining activities have ceased. The Company annually reviews its provision for environmental obligations, and no material adverse effect on earnings is expected in the future. IAMGOLD believes that its operations are substantially in compliance, except as noted at Niobec, with all relevant and material laws and regulations, as well as standards and guidelines issued from the relevant regulatory authorities.

The estimates for restoration and closure costs are prepared by knowledgeable individuals and are subject to review and approval by government authorities. Site closure costs are charged against a provision accumulated during the production phase. These obligations are currently estimated as follows:

	Discounted (in millions of $)		Undiscounted (in millions of $)
Westwood	2.5		2.7
Doyon and Mouska Gold Mines	107.6		116.5
Essakane	20.2		22.7
Sadiola Gold Mine	23.7	*	25.6	*
Yatela Gold Mine	14.4	*	14.5	*
Rosebel Gold Mine	40.1		48.6
Niobec Mine	8.0		8.5
Other Sites	5.7		6.6

*	Proportionate share based on ownership as at December 31, 2011.

6.4	Community Relations

Community support for mining operations is viewed as a key ingredient for a successful mining venture. As part of its strategy, the Company plays an active role in the communities in which it operates. The Company has established community relations programs to interact with stakeholders with respect to its activities and their impact on the local communities. The positive economic impacts of mining operations are often more noticeable in emerging countries. Therefore, in such countries, the Company implements development programs, which can be sustained beyond the mine life, to assist in improving the quality of life for those residents impacted by the operations and projects. To that effect, in 2011, the Company began a 5-year partnership in Burkina Faso with its NGO partner Plan to help deliver vocational and job-readiness training in various regions throughout the country. The $7.6 million initiative is primarily funded by the Canadian International Development Agency, with IAMGOLD and Plan making a substantial commitment of $1.9 million.

6.5	Taxes

IAMGOLD is subject to federal income tax in Canada on its worldwide earnings, although earnings of the Company’s foreign subsidiaries are not generally subject to Canadian tax until repatriated to Canada. Some of the foreign subsidiaries operate in countries which have concluded a tax treaty with Canada and, as a consequence, active business income earned in those countries would be exempt from Canadian taxes when repatriated to Canada. However, earnings of foreign subsidiaries operating in other countries that have not concluded a tax treaty with Canada could attract Canadian income tax depending on the tax rate in the relevant foreign country. The Company’s Canadian operations are also subject to a combined federal and provincial corporate income tax rate of approximately 28 per cent. The Company’s Québec operations are also subject to a mining duty tax. During 2011, the Government of Québec increased the mining duty statutory tax rate from 12 per cent to 16 per cent.

6.6	Mining Development and Construction

In 2007, the Company created a Project Development department, consisting of three in-house divisions to support the existing operations on specific technical issues, extraordinary capital expenditures, expansions, and the advancement of projects. The goal consists of optimizing performance of each division’s activities with a view to achieving greater effectiveness in terms of costs and schedule.

The objective of the Technical Services Division is to provide technical assistance to mines operated by the Company on specific projects and to conduct technical studies.

The objective of the IAMROCK Mining Development Division is to form and manage specialized teams performing mining development works at various mines or projects, in accordance with corporate priorities.

The objective of the Engineering and Construction Division is to form and manage teams of professionals and technicians specialized in engineering and planning, implementing and supervising construction activities of mine facilities and infrastructure.

6.7	Intellectual Property

Operations of the Company are not dependent upon or subject to patents or intellectual property licenses or rights.

6.8	Competition

6.8.1	Gold Market

The Company is in competition with other mining companies for the acquisition of interests in precious metal mining properties. In the pursuit of such acquisition opportunities, IAMGOLD competes with several Canadian and foreign companies that may have substantially greater financial and other resources. Although IAMGOLD has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

6.8.2	Niobium Market

The Niobec Mine is currently the only ferroniobium producer in North America. The Company competes on a worldwide basis against two other producers, both located in Brazil, for the sale of the mine’s production. Companhia Brasilera de Metalurgia e Mineraçâo (“CBMM”) is the world’s largest producer of ferroniobium with an estimated market share, in 2011, in the range of 85 per cent. Mineraçâo Catalâo, a member of the Anglo-American plc group, is estimated to hold approximately 6 per cent of world supply, which is slighty lower than the Company’s 8 per cent global market share.

Niobium demand has increased significantly since 2002/2003; however, due to the difficult market conditions in 2009, demand decreased by 33 per cent compared to 2008 and rebounded 42 per cent in 2010. In 2011, demand grew 5 per cent, inline with the increase in crude steel production. Its price has also marginally increased since 2009 to reach a new level in 2011. The Company’s competitiveness in certain markets may be impacted by tariffs and duties imposed by governments. Nevertheless, steady market and limited supply growth has enabled the Company to expand production and increase sales.

6.9	Sale of Production

The Company’s revenues are generated predominately from the sale of gold (more than 82 per cent of total 2009 revenues on a consolidated basis). The gold price is subject to fluctuations resulting from factors beyond the Company’s control. These factors include general price inflation, changes in investment trends and international monetary systems, political events and changes in gold supply and demand on the public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. In 1999, the gold market felt the effects of gold reserve sales by some central banks as well as the effects of the announcement at the end of September 1999 by European central banks of a self-imposed annual limit on gold sales (the “Washington Agreement”). In 2004, the group of 15 signatories to the Washington Agreement renewed this agreement for a period of five years, with additional participants joining the original group of signatories. The renewal should provide for continued stability in the marketplace.

From the commencement of commercial production until the end of 1994, production from the Niobec Mine was sold in the form of concentrates to firms in Europe, India, Japan and the United States for conversion into ferroniobium and distribution in their respective markets. Commercial production of ferroniobium at the mine site commenced in December 1994 following the construction of a plant to convert niobium pentoxide concentrates into ferroniobium grading 66 per cent niobium using an aluminothermic process. Ferroniobium produced at the Niobec Mine is currently distributed, directly or through a distributor or an agent, mainly in North America, Europe and Asia.

A significant part of the annual production from the Niobec Mine is sold under the terms of commercial contracts with third party purchasers. However, these purchasers are not bound to purchase and take delivery of all of Niobec’s production under the terms of these contracts and there can be no assurance that these contracts will be renewed upon their expiry or that the Company will be able to enter into agreements with other purchasers in the event that the existing contracts are not renewed.

6.10	Employees

As at December 31, 2011, the Company employed approximately 5,269 individuals and approximately 979 contractor-employees.

7.	Dividends

The following table outlines the dividends declared per Common Share for the three most recently completed financial years:

	December 2011	June 2011	2010	2009
Dividend payment per Common Share	$0.125	$0.10	$0.08	$0.06

IAMGOLD maintains a dividend policy with the timing, payment and amount of dividends paid by IAMGOLD to shareholders to be determined by the directors of IAMGOLD from time to time based upon, among other things, the cash flow, results of operations and financial condition of IAMGOLD, the need for funds to finance ongoing operations and development, exploration and capital projects and such other business considerations as the directors of IAMGOLD may consider relevant.

The 2012 Amended Credit Facility contains covenants that restrict the ability of the Company to declare or pay dividends if a default under the 2012 Amended Credit Facility has occurred and is continuing or would result from the declaration or payment of the dividend.

8.	Litigation

As more fully described under Section 3 “Risk Factors” of Item II above, in order to protect the Company’s interests and those of its shareholders for damages incurred to date in connection with the denial of the Company’s application to begin construction of the Camp Caiman Project, the Company appealed the French government’s decision to deny a permit for the Camp Caiman Project and instituted a €$275,000,000 compensation claim and the Adminstrative Tribunal of French Guiana ruled against the Company in both matters. The Company may appeal this decision.

Item IV Description of Capital Structure

The Company is authorized to issue an unlimited number of First Preference Shares, an unlimited number of Second Preference Shares and an unlimited number of Common Shares, of which 376,063,280 Common Shares and no First Preference Shares or Second Preference Shares were issued and outstanding as at March 21, 2012.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of the Company and the remaining property of the Company upon dissolution.

The First Preference Shares are issuable in one or more series. Subject to the articles of the Company, the directors of the Company are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series. The First Preference Shares rank prior to the Second Preference Shares and the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Company. Except with respect to matters as to which the holders of First Preference Shares are entitled by law to vote as a class, the holders of First Preference Shares are not entitled to vote at meetings of shareholders of the Company. The holders of First Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Company to create a new class or series of shares ranking in priority to or on parity with the First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the First Preference Shares or any series thereof.

The Second Preference Shares are issuable in one or more series. Subject to the articles of the Company, the directors of the Company are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the Second Preference Shares of each series. The Second Preference Shares rank junior to the First Preference Shares and prior to the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Company. Except with respect to matters as to which the holders of Second Preference Shares are entitled by law to vote as a class, the holders of Second Preference Shares are not entitled to vote at meetings of shareholders of the Company. The holders of Second Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the

Company to create a new class or series of shares ranking in priority to or on parity with the Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the Second Preference Shares or any series thereof.

Item V Market for Securities

The Common Shares of the Company are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “IMG” and on the New York Stock Exchange (“NYSE”) under the symbol “IAG”.

The following table sets forth the market price range, in Canadian dollars, and the trading volume of the Common Shares on the TSX for each month during the year ended December 31, 2011.

TSX

	High (C$)	Low (C$)	Close (C$)	Volume
January	19.99	17.08	19.04	41,422,620
February	21.97	18.95	20.59	35,133,836
March	22.79	19.35	21.37	31,489,254
April	22.43	18.61	19.67	36,870,597
May	20.72	17.94	20.42	42,244,770
June	20.63	17.51	18.14	38,871,770
July	21.00	17.70	19.12	20,137,729
August	20.60	18.03	20.23	41,506,997
September	23.67	19.78	20.83	33,031,912
October	22.06	18.08	21.43	22,721,352
November	23.79	18.84	20.62	33,020,079
December	21.00	15.07	16.18	32,681,098

The following table sets forth the market price range, in US dollars, and the trading volume of the Common Shares on the NYSE for each month during the year ended December 31, 2011.

NYSE

	High (US$)	Low (US$)	Close (US$)	Volume
January	20.03	17.36	19.02	65,438,944
February	22.34	19.10	21.20	68,607,017
March	23.38	19.64	22.02	72,315,778
April	23.38	19.43	20.75	64,329,129
May	21.38	18.50	21.05	70,741,022
June	21.22	17.69	18.76	69,726,974
July	22.20	18.15	20.00	44,370,609
August	21.44	18.20	20.60	71,563,969
September	23.88	19.17	19.78	70,062,344
October	22.18	16.97	21.50	47,646,988
November	23.49	18.10	20.18	40,102,006
December	20.68	14.69	15.85	42,624,619

Item VI Directors and Officers

1.	Directors

As of the date hereof, the list of IAMGOLD’s directors is as follows:

Name, Province and Country of Residence	Principal Occupation	Director Since
WILLIAM D. PUGLIESE Aurora, Ontario, Canada	Chairman of the Company	1990

STEPHEN J.J. LETWIN Toronto, Ontario, Canada	President and CEO of the Company	2010

DEREK BULLOCK (2) Fenelon Falls, Ontario, Canada	Mining Consultant	1994

JOHN E. CALDWELL (1)(3) Toronto, Ontario, Canada	Director of the Company	2006

DONALD K. CHARTER (1)(2) Etobicoke, Ontario, Canada	President and CEO of Corsa Coal Corp	1994

W. ROBERT DENGLER (2)(3)(4) Aurora, Ontario, Canada	Director of the Company	2005

GUY G. DUFRESNE (1)(4) Boucherville, Québec, Canada	Director of the Company	2006

Name, Province and Country of Residence	Principal Occupation	Director Since
RICHARD J. HALL Silverthorne, Colorado, United States of America	Chairman of Premier Gold Mines	2012

MAHENDRA NAIK (1)(2) Markham, Ontario, Canada	Chief Financial Officer of Fundeco Inc. Private Investment Company, Chartered Accountant	1990

JOHN T. SHAW (3)(4) Sydney, New South Wales, Australia	Director of the Company	2006

TIMOTHY R. SNIDER Tuscon, Arizona, United States of America	Chairman of Cupric Canyon Capital LLC	2011

(1)	Member of the Audit and Finance Committee
(2)	Member of the Human Resources and Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee
(4)	Member of the Environmental, Health and Safety Committee

All of the above-mentioned directors have held their current positions or another position with their current employer or a company related thereto during the last five years, with the following exceptions: Mr. Hall who, prior to October 2011, was President and Chief Executive Officer of Northgate Minerals and who, prior to July 2008, was President and Chief Executive Officer of Metallica Resources Inc.; and Mr. Snider who, prior to March 2008, was President and Chief Operating Officer of Freeport-McMoRan Copper & Gold Inc. and who, prior to March 2007, was President and Chief Operating Officer of Phelps Dodge Corporation.

Each director will, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

2.	Executive Officers

The current list of Company executive officers is as follows:

Name, Province and Country of Residence	Occupation	Officer Since
STEPHEN J.J. LETWIN Toronto, Ontario, Canada	President and CEO of the Company as of November 1, 2010	2010

P. GORDON STOTHART Oakville, Ontario, Canada	Executive Vice President and Chief Operating Officer	2007

Name, Province and Country of Residence	Occupation	Officer Since
CAROL T. BANDUCCI Mississauga, Ontario, Canada	Executive Vice President and Chief Financial Officer	2007

ROBERT CARREAU Toronto, Ontario, Canada	Senior Vice President, Health, Safety and Sustainability	2011

MICHAEL DONNELLY Oakville, Ontario, Canada	Senior Vice President, Exploration	2007

BENJAMIN R. LITTLE Toronto, Ontario, Canada	Senior Vice President, Corporate Affairs	2011

CRAIG S. MACDOUGALL Oakville, Ontario, Canada	Vice President, Exploration	2012

DENIS MIVILLE-DESCHÊNES* Bromont, Québec, Canada	Senior Vice President, Project Development	2006

PAUL B. OLMSTED Mississauga, Ontario, Canada	Senior Vice President, Corporate Development	2003

JEFFERY A. SNOW Toronto, Ontario, Canada	Senior Vice President, General Counsel	2009

LISA ZANGARI Toronto, Ontario, Canada	Senior Vice President, Human Resources	2009

*	Prior to joining the Company, the individual was an officer or held another management position with a company acquired by IAMGOLD.

All of the executive officers of the Company have held their current positions or another management position with the Company or one of its affiliates during the last five years, with the following exceptions: Mr. Stephen J.J. Letwin who, prior to joining IAMGOLD in November 2010, was based in Houston, Texas where he was the Executive Vice President, Gas Transportation & International, with Enbridge Inc. Before joining Enbridge, Mr. Letwin served as President and & Chief Operating Officer of TransCanada Energy and was Chief Financial Officer, TransCanada Pipelines Limited, Numac (Westcoast Energy), and Encor Energy; Mr. Stothart who, prior to December 2007, was General Manager, Project Technical Services for Xstrata Copper (a mining company); Ms. Banducci who, prior to July 2007, was Vice President, Financial Operations with Royal Group Technologies (a building products manufacturer); Mr. Carreau who, prior to December 2011, held the position of Vice-President, Corporate Social Responsibility and Sustainability at an international mining company; Mr. Little who, prior to August 2009, held the position of Director of Government and International Affairs at Barrick Gold Corporation; Mr. MacDougall who, prior to February 2012, worked as an industry consultant and prior to that he held the position of President and CEO of Continental Nickel Limited; Mr. Snow who, prior to November 2009, was Managing Director, Mining Group for McMillan LLP and Ms. Zangari who, prior to September 2009, was Senior Vice President, Human Resources at Kinross Gold Corporation (a mining company).

3.	Shareholdings of Directors and Officers

As at March 21, 2012, directors and executive officers of IAMGOLD as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 5,139,985 million Common Shares or 1.37 per cent of all the issued and outstanding Common Shares of IAMGOLD.

4.	Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while acting in such capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following: (i) Mr. Caldwell was serving as a director of the Mosaic Group Inc. when, in December 2002, it filed for protection under the Companies’ Creditors Arrangements Act (the “CCAA”). Mr. Caldwell ceased being a director of the Mosaic Group in September 2003; (ii) Mr. Caldwell was a director of Stelco Inc. when, in January 2004, it obtained a court order under the CCAA to initiate the restructuring of its debt obligations and capital structure. Stelco Inc. emerged from CCAA on March 31, 2006. Mr. Caldwell was a director of Stelco Inc. from 1997 until March 31, 2006; (iii) Mr. Shaw was serving as a non-executive director of Albidon Limited when, on April 22, 2009, the company voluntarily appointed administrators. Following this appointment of administrators Mr. Shaw resigned as director of Albidon Limited. As of October 2010, the administration of the company came to an end.

Personal Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of securities to affect materially the control of the Company, has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties and Sanctions

To the best of management’s knowledge, no penalties or sanctions have been imposed on a director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, in relation to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has had any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflict of Interest

To the best of management’s knowledge, there are no existing or potential material conflicts of interest between the Company or any of its subsidiaries and any director or officer of the Company or a subsidiary of the Company.

Item VII Audit and Finance Committee

1.	Composition and Relevant Education and Experience of Members

The directors of the Company have an Audit and Finance Committee (the “Audit Committee”) which consists of Messrs. John E. Caldwell (Chairman), Donald K. Charter, Mahendra Naik and Guy Dufresne. The directors of the Company have determined that all members of the Audit Committee are “independent” and “financially literate” for the purposes of applicable laws. The directors of the Company have also determined that each member of the Audit Committee is an “Audit Committee Financial Expert” for the purposes of applicable laws. The designation of each member of the Audit Committee as an “Audit Committee Financial Expert” does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee.

The text of the Audit and Finance Committee’s charter is attached hereto as Schedule “A”.

Name	Relevant Education and Experience
John E. Caldwell (Chairman)

Mr. Caldwell has been a director of the Company since 2006. Mr. Caldwell brings extensive general and financial management and risk assessment experience to the Board. From 2003 until his retirement from SMTC Corporation, on March 31, 2011, he served as President and Chief Executive Officer and as a member of the board of directors. Before joining STMC, Mr. Caldwell held positions in The Mosaic Group, a marketing services provider, as Chair of the Restructuring Committee of the Board, from October 2002 to September 2003, in GEAC Computer Corporation Limited, a computer software company, as President and Chief Executive Officer from October 2000 to December 2001 and in CAE Inc., a provider of simulation and modeling technologies and integrated training solutions for the civil aviation and defense industries, as President and Chief Executive Officer from June 1993 to October 1999. In addition, Mr. Caldwell served in a variety of senior executive positions in finance, including Senior Vice President of Finance and Corporate Affairs of CAE and Executive Vice President of Finance and Administration of Carling O’Keefe Breweries of Canada. Over the course of his career, Mr. Caldwell has served on the audit committees of ten public companies. Also, for the past several years, Mr. Caldwell has been a lecturer on board oversight responsibility for enterprise risk as part of an accredited board of director education program through McMaster University in Canada. Mr. Caldwell has been a director of Advanced Micro Devices, Inc., a global semiconductor provider since 2006 and of Faro Technologies, Inc., a producer of three dimensional manufacturing measurement systems, since 2002. Mr. Caldwell also served on the board of directors of ATI Technologies Inc. from 2003 to 2006, Rothmans Inc. from 2004 to 2008, Cognos Inc. from 2000 to 2008, Stelco Inc. from 1997 to 2006 and Sleeman Breweries Ltd. from 2003 to 2005.

Name	Relevant Education and Experience
Donald K. Charter

Mr. Charter became the President and CEO of Corsa Capital in August of 2010. Corsa is a junior metallurgical coal mining company listed on the TSX.V with operations in Pennsylvania. Mr. Charter has business experience in a number of sectors including mining (precious metals, base metals, iron ore, coal), oil & gas, real estate and financial services. He is a graduate of McGill University where he obtained degrees in Economics and Law. He began his career in Toronto where he built a successful commercial and M&A business law practice becoming a partner in a national law firm. In 1996 he joined the Dundee group of companies as an Executive Vice President with a number of capital markets related responsibilities. In 1998 he became the inaugural Chairman and CEO of the Dundee Securities group of companies and oversaw its growth from a start up to a major independent financial services company. In 2006, Mr. Charter left this group and focused his attention on 3C’s Corporation, his personal consulting and investment company, and as a corporate director primarily in the resource sector currently sitting on the Board of Directors of Lundin Mining (Compensation Committee (Chair), Audit Committee) Dundee REIT and Adriana Resources (Chairman of the Board). Mr. Charter has extensive corporate governance experience and has sat on and chaired a number of audit, compensation and governance committees during his career as well a number of special, independent and strategic committees in various corporate situations. He has completed the Institute of Corporate Directors, Directors Education Program and is a member of the Institute.

Name	Relevant Education and Experience
Mahendra Naik

Mr. Naik is a Chartered Accountant with mining and investment company experience. He holds a Bachelor of Commerce degree from the University of Toronto. He practiced as a Chartered Accountant for nine years with a major Canadian accounting firm. As a Chartered Accountant, Mr. Naik has experience in preparing, auditing, analyzing and evaluating financial statements, understands internal controls and procedures for financial reporting and understands the accounting principles used by the Company to prepare its financial statements as well as the implications of said accounting principles on the Company’s results. From 1990 to 1999, he was the Chief Financial Officer of IAMGOLD. He is also the Chairman of the Audit Committee for a TSX listed base-metals company. In addition, he is Chairman of the Audit Committee of a number of private companies in the precious metals and financial service businesses.

Guy G. Dufresne

Mr. Dufresne is an engineer from Ecole Polytechnique de Montréal and holds a masters degree of engineering (including computers) from the Massachusetts Institure of Technology and an MBA from the Harvard Business School. From 1992 to 2006, he was President and CEO of Québec Cartier Mining and led the turnaround of this iron ore company; for 25 years prior to 1992, he held progressive senior positons within the forest product industry including President and COO of Kruger. Since about 1980, Mr. Dufresne has been a member of the board of several public and private companies and he has worked on numerous committees; he is still a member of the board of RSA Canada, an insurance company. Over the years he has been Chairman of the board of Tembec, Cambior, Conseil du Patronat, Chamber of Marien Commerce, The Mining Association of Canada, The Québec Forest Product Association and L’Institut Armand-Frappier (a pharmaceutical reseach centre).

Mr. Dufresne has acquired through education and experience, an understanding of how to help companies to be cost competitive and profitable.

2.	Mandate of the Audit and Finance Committee

The general mandate of the Audit and Finance Committee is to review and, if deemed appropriate, recommend the approval of the Company’s annual and quarterly financial statements and related disclosure to the Board of Directors, and more particularly to oversee the Company’s financial reporting process, internal control system, management of financial risks and the audit process of financial information.

This committee reviews the general policies submitted by the Company’s management in connection with financial reporting and internal control and deals with all material matters relating thereto. Based on its review, this committee makes recommendations to the Board of Directors. Finally, the committee ensures that the external auditors are independent vis-à-vis management of the Company and makes its recommendations regarding their nomination for the ensuing year. The charter of the Audit and Finance Committee is attached hereto as Schedule A.

3.	Pre-Approval Policies and Procedures

The Audit and Finance Committee has adopted a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax-related non-audit services, audit services and certain permitted non-audit services may be presented to the Audit and Finance Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, the Chief Financial Officer of IAMGOLD is required to update the Audit and Finance Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. Following the annual pre-approval, on an interim basis, the Chief Financial Officer of IAMGOLD is permitted to approve statutory, compliance and subsidiary audits and additional audit-related services and specified non-audit services, provided that the estimated fees for such services fall within specified dollar limits. Additional audit-related services and specified non-audit services that exceed the dollar thresholds and all additional non-audit services, including tax-related non-audit services, require the pre-approval of the Audit and Finance Committee (or if within a specified dollar threshold, the Committee Chairman).

4.	External Auditor Service Fees

Audit Fees

The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit services were $1,609,000 in 2011 and $1,705,000 in 2010.

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are not included in the above paragraph were $721,000 in 2011 and $68,000 in 2010. The audit-related fees relate to services provided in connection with public offerings and transactions completed by the Company.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional tax services rendered by the Company’s external auditor were $305,000 in 2011 and $83,000 in 2010. The professional tax services related to corporate tax compliance, tax planning and other related tax services.

All Other Fees

There were no other fees billed by the Company’s external auditors in the past two fiscal years.

Chart for the above fee disclosure

The aggregate fees billed by the external auditor of the Company in each of the last two financial years of the Company are as follows:

	2011	2010
Audit Fees(1)	1,609,000	1,705,000
Audit-Related Fees(2)	721,000	68,000
Tax Fees(3)	305,000	83,000

Total	2,635,000	1,856,000

(1)	“Audit Fees” include the aggregate professional fees paid to KPMG LLP for the audit of the annual consolidated financial statements and other regulatory audits and filings.
(2)	“Audit-Related Fees” include the aggregate fees paid to KPMG LLP, for the provision of financial filing advice services.
(3)	“Tax Fees” include the aggregate fees paid to KPMG LLP for the provision of corporate tax compliance, tax planning and other tax related services.

Item VIII Interest of Management and Others in Material Transactions

Within the three most recently completed financial years and during the current 2011 fiscal year to the date hereof, none of the directors or executive officers of the Company, any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 per cent of the outstanding voting securities of the Company or associates or affiliates of any such individuals has, to the best of the Company’s knowledge, any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company and its subsidiaries.

Item IX Transfer Agent and Registrar

The Company’s transfer agent and registrar is:

Computershare Trust Company of Canada

100 University Ave.

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

Item X Material Contracts

2008 Credit Facility

The Company entered into a credit agreement (the “Credit Agreement”) on April 15, 2008 with a syndicate of financial institutions (collectively the “Lenders”) led by The Bank of Nova Scotia and Société Générale providing for a revolving bank credit facility of up to $140 million (the “2008 Credit Facility”). The purpose of the 2008 Credit Facility is to finance general corporate requirements of the Company including permitted acquisitions. The 2008 Credit Facility matures and all indebtedness thereunder is due and payable on April 15, 2013. The Company, with the consent of Lenders representing greater than 66 2/3 per cent of the aggregate commitments under the 2008 Credit Facility, has the option to extend the term of the facility for up to two additional one-year terms. The Company must replace or cancel the commitments of any Lenders who do not consent to such an extension.

Advances under the 2008 Credit Facility are available in US dollars and bear interest at rates calculated with respect to certain financial ratios of the Company and vary in accordance with borrowing rates in Canada and the United States. The Lenders are each paid a standby fee on the undrawn portion of the 2008 Credit Facility, which fee also depends on certain financial ratios of the Company. Payment and performance of the Company’s obligations under the facility are guaranteed by certain of the subsidiaries of the Company (collectively with the Company, the “Obligors”) and are secured by a pledge by the Obligors of all of their equity interests in each of the other Obligors (other than the Company) and a pledge by the Obligors of their bank accounts, investment accounts, bullion accounts and certain debt obligations. The Credit Agreement includes certain covenants relating to the operations and activities of the Obligors including, among others, restrictions with respect to indebtedness, distributions, entering into derivative transactions, disposition of material assets, mergers and acquisitions and maintaining assets in certain jurisdictions, as well as covenants to maintain certain financial ratios and a tangible net worth of not less than the aggregate of $738 million plus 50 per cent of the Company’s consolidated net income for the fiscal quarter ending December 31, 2007 and each subsequent fiscal year (excluding any period in which net income is a loss), plus 50 per cent of the proceeds of equity issuances or contributions after December 31, 2007. The Credit Agreement also includes typical events of default, including any change of control of the Company.

2010 Amended Credit Facility

The Company amended and restated the Credit Agreement (“Amended Credit Agreement”) on March 24, 2010 with a revised syndicate of financial institutions (collectively the “Revised Lenders”) led by The Bank of Nova Scotia, Société Générale and the Canadian Imperial Bank of Commerce. The amendments provide for a revolving bank credit facility of up to $350 million or Canadian dollar equivalents (the “2010 Amended Credit Facility”). The purpose of the 2010 Amended Credit Facility remains to finance general corporate requirements of the Company, including permitted acquisitions and the issuance of letters of credit. The 2010 Amended Credit Facility matures and all indebtedness thereunder is due and payable on March 24, 2013. The Company, with the consent of the Revised Lenders representing greater than 66 2/3 per cent of the aggregate commitments under the 2010 Amended Credit Facility, has the option to extend the term of the facility. The Company must replace or cancel the commitments of any Revised Lenders who do not consent to such an extension.

Advances under the 2010 Amended Credit Facility are available in US dollars, and Canadian dollars and bear interest at rates calculated with respect to certain financial ratios of the Company and vary in accordance with borrowing rates in Canada and the United States. The Revised Lenders are each paid a standby fee on the undrawn portion of the 2010 Amended Credit Facility, which fee also depends on certain financial ratios of the Company. Payment and performance of the Company’s obligations under the facility continue to be guaranteed by certain of the subsidiaries of the Company (collectively with the Company, the “Obligors”). Generally, previous security including pledges by the Obligors of all of their equity interests in each of the other Obligors (other than the Company) and a pledge by the Obligors of their bank accounts, investment accounts, bullion accounts and certain debt obligations have been eliminated. The Amended Credit Agreement includes certain covenants relating to the operations and activities of the Obligors including, among others, restrictions with respect to indebtedness, distributions, entering into derivative transactions, disposition of material assets, mergers and acquisitions as well as covenants to maintain certain financial ratios and a tangible net worth of not less than the aggregate of $1,250 million plus 50 per cent of the Company’s consolidated net income for the fiscal quarter ending December 31, 2010 and each subsequent fiscal year (excluding any period in which net income is a loss), plus 50 per cent of the proceeds of equity issuances or contributions after December 31, 2009. The Amended Credit Agreement also includes typical events of default, including any change of control of the Company.

2012 Amended Credit Facility

The Company amended and restated the Credit Agreement (“Amended Credit Agreement”) on February 22, 2012 with a revised syndicate of financial institutions (collectively the “Revised Lenders”) led by The Bank of Nova Scotia, the Canadian Imperial Bank of Commerce and Toronto-Dominion Bank. The amendments provide for a revolving bank credit facility of up to $500 million or Canadian dollar equivalents (the “2012 Amended Credit Facility”). The purpose of the 2012 Amended Credit Facility remains to finance general corporate requirements of the Company, including permitted acquisitions and the issuance of letters of credit. The 2012 Amended Credit Facility matures and all indebtedness thereunder is due and payable on February 22, 2016. The Company, with the consent of Revised Lenders representing greater than 66 2/3 per cent of the aggregate commitments under the 2012 Amended Credit Facility, has the option to extend the term of the facility. The Company must replace or cancel the commitments of any Revised Lenders who do not consent to such an extension.

Advances under the 2012 Amended Credit Facility are available in US dollars, and Canadian dollars and bear interest at rates calculated with respect to certain financial ratios of the Company and vary in accordance with borrowing rates in Canada and the United States. The Revised Lenders are each paid a standby fee on the undrawn portion of the 2012 Amended Credit Facility, which fee also depends on certain financial ratios of the Company. Payment and performance of the Company’s obligations under the facility continue to be guaranteed by certain of the subsidiaries of the Company (collectively with the Company, the “Obligors”). The Amended Credit Agreement includes certain covenants relating to the operations and activities of the Obligors including, among others, restrictions with respect to indebtedness, distributions, entering into derivative transactions, disposition of material assets, mergers and acquisitions as well as covenants to maintain certain financial ratios and a tangible net worth of not less than the aggregate of $2.25 billion plus 50 per cent of the Company’s consolidated net income for the fiscal quarter ending December 31, 2012 and each subsequent fiscal year (excluding any period in which net income is a loss), plus 50 per cent of the proceeds of equity issuances or contributions after December 31, 2011. The Amended Credit Agreement also includes typical events of default, including any change of control of the Company.

As at March 21, 2012, there were no funds drawn under the 2012 Amended Credit Facility.

2012 Niobec Credit Facility

The Company entered into a credit agreement (the “Credit Agreement”) on February 22, 2012 with a syndicate of financial institutions (collectively the “Lenders”) led by The Bank of Nova Scotia, the Canadian Imperial Bank of Commerce and Toronto-Dominion Bank for the purpose of providing a revolving bank credit facility of up to $250 million (the “2012 Niobec Credit Facility”). The purpose of the 2012 Niobec Credit Facility is to finance general corporate requirements of Niobec Inc. (“Niobec”), a wholly-owned subsidiary of the Company including capital expansion. The 2012 Niobec Credit Facility matures and all indebtedness thereunder is due and payable on February 22, 2016. Niobec and the Company, with the consent of Lenders representing greater than 66 2/3 per cent of the aggregate commitments under the 2012 Niobec Credit Facility, has the option to extend the term of the facility for an additional one-year term. Niobec must replace or cancel the commitments of any Lenders who do not consent to such an extension.

Advances under the 2012 Niobec Credit Facility are available in US and Canadian dollars and bear interest at rates calculated with respect to certain financial ratios of the Company and vary in accordance with borrowing rates in Canada and the United States. The Lenders are each paid a standby fee on the undrawn portion of the 2012 Niobec Credit Facility, which fee also depends on certain financial ratios of Niobec. Payment and performance of Niobec’s obligations under the facility are secured by an unconditional guaranteed by the Company. The Credit Agreement includes certain covenants relating to the operations and activities of Niobec including, among others, restrictions with respect to indebtedness, distributions, entering into derivative transactions, disposition of material assets, mergers and acquisitions. The Credit Agreement also includes typical events of default, including any change of control of Niobec.

As at March 21, 2012, there were no funds drawn under the 2012 Niobec Credit Facility.

2010 Letter of Credit Facility

The Company entered into a Credit Agreement (“Letter of Credit Agreement”) on April 23, 2010 with The National Bank of Canada. The purpose of the 2010 Letter of Credit Facility is to provide letters of credit as security in respect of obligations the Company may have as they relate to its asset retirement obligations. The 2010 Letter of Credit Facility matures and all indebtedness thereunder is due and payable on April 23, 2011. The Company has the option to extend the term of the facility for up to 364 days. The Company must replace or cancel the commitments of the Lender if it does not consent to such an extension.

The Lender is paid a standby fee on the undrawn portion of the 2010 Letter of Credit Facility. Payment and performance of the Company’s obligations under the facility are guaranteed by a performance security guarantee as underwritten by the Economic Development Canada. The Letter of Credit Agreement includes typical events of default, including any change of control of the Company.

2012 Amended Letter of Credit Facility

The Company amended and restated the Credit Agreement (“Letter of Credit Agreement”) on February 22, 2012 with The National Bank of Canada (the “Lender”). The amendments provide for a revolving bank credit facility of up to $75million or Canadian dollar equivalents (“the 2012 Amended Letters of Credit Facility”). The purpose of the 2012 Amended Letters of Credit Facility remains to provide letters of credit as security in respect of obligations the Company may have as they relate to its asset retirement obligations. The 2012 Amended Letters of Credit Facility matures and all indebtedness thereunder is due and payable at February 2013. The Company has the option to extend the term of the facility for up to 364 days. The Company must replace or cancel the commitments of the Lender if it does not consent to such an extension.

The Lender is paid a standby fee on the undrawn portion of the 2012 Amended Letter of Credit Facility. Payment and performance of the Company’s obligations under the facility are guaranteed by a performance security guarantee as underwritten by the Economic Development Canada. The Letter of Credit Agreement includes typical events of default, including any change of control of the Company.

As at March 21, 2012, there were $18.4 million of funds drawn and issued in the form of Letters of Credit, under the 2012 Amended Letters of Credit Facility.

There are no other contracts, other than those herein disclosed in this Annual Information Form and other than those entered into in the ordinary course of the Company’s business, that is material to the Company and which was entered into in the most recently completed financial year of the Company or before the most recently completed financial year but is still in effect as of the date of this Annual Information Form.

Item XI Interests of Experts

The following persons and companies have prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made by the Company under National Instrument 51-102 during, or relating, to the financial year of the Company ended December 31, 2011.

KPMG LLP, Chartered Accountants

The “qualified persons” whose names are set forth herein, being: Réjean Sirois, Pierre Pelletier, Daniel Vallieres, Francis Clouston, Gabriel Voicu, Patrice Simard, Armand Savoie, Pierre Levesque, Marie-France Bugnon, Elzear Belzile and Belzile Solutions Inc., Ian Glacken and Optiro Pty Ltd, Louis-Pierre Gignac, Louis Gignac and G Mining Services Inc, John Hawxby, GRD Minproc (Pty) Ltd, Phillip Bedell and Golder Associates Ltd, Patrick Godin, Roscoe Postle Associates Inc, Graham G. Clow, Bernard Salmon, Marc Lavigne, Barry McDonough, Pierre Jean Lafleur, P.J. Lafleur Géo-Conseil Inc. and M. Ali Ben Ayad

To the knowledge of the Company, after reasonable enquiry, each of the foregoing persons and companies, except for KPMG LLP, beneficially owns, directly, or indirectly, or exercises control or direction over less than one per cent of the outstanding Common Shares. Réjean Sirois, Pierre Pelletier, Daniel Vallieres, Francis Clouston, Gabriel Voicu, Patrice Simard, Armand Savoie, Pierre Levesque and Marie-France Bugnon are employees of the Company.

KPMG LLP are the Company’s external auditors and have reported to the shareholders on the Company’s consolidated financial statements for the year ended December 31, 2011 in their report dated February 23, 2012. In connection with their audit, KPMG LLP has confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Item XII Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com. Information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, will be contained in the Company’s Management Information Circular pertaining to its Annual General Meeting of Shareholders, scheduled for May 14, 2012, which will involve the election of directors. Additional information is also provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2011.

SCHEDULE A

IAMGOLD CORPORATION

AUDIT AND FINANCE COMMITTEE CHARTER

1.	Overall Purpose and Objectives

The audit and finance committee (the “Committee”) will assist the directors (the “Directors”) of IAMGold Corporation (the “Corporation”) in fulfilling their responsibilities under applicable legal and regulatory requirements. To the extent considered appropriate by the Committee or as required by applicable legal or regulatory requirements, the Committee will provide oversight with respect to the integrity of financial reporting process of the Corporation, the system of internal controls and management of the financial risks of the Corporation, the performance of IAMGOLD’s internal audit function and the external audit process of the financial information of the Corporation, oversight of financial policies and the nature and structure of major strategic financial commitments. In fulfilling its responsibilities, the Committee maintains an effective working relationship with the Directors, management of the Corporation, internal audit and the external auditor of the Corporation as well as monitors the independence of the external auditor.

In addition to the powers and responsibilities expressly delegated by the Board of Directors to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities delegated to it by the Board from time to time consistent with the Company’s bylaws. The powers and responsibilities delegated by the Board to the Committee in this Charter or otherwise shall be exercised and carried out by the Committee as it deems appropriate without requirement of Board approval, and any decision made by the Committee (including any decision to exercise or refrain from exercising any of the powers delegated to the Committee hereunder) shall be at the Committee’s sole discretion. While acting within the scope of the powers and responsibilities delegated to it, the Committee shall have and may exercise all the powers and authority of the Board. To the fullest extent permitted by law, the Committee shall have the power to determine which matters are within the scope of the powers and responsibilities delegated to it.

Notwithstanding the foregoing, the Committee’s responsibilities are limited to oversight. Management of the Company is responsible for the preparation, presentation and integrity of the Company’s financial statements as well as the Company’s financial reporting process, accounting policies, internal audit function, internal accounting controls and disclosure controls and procedures. The independent auditor is responsible for performing an audit of the Company’s annual financial statements, expressing an opinion as to the conformity of such annual financial statements with accounting principles generally accepted in the Canada (GAAP) and reviewing the Company’s quarterly financial statements. It is not the responsibility of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosure are complete and accurate and in accordance with generally accepted accounting principles and applicable laws, rules and regulations. Each member of the Committee shall be entitled to rely on the integrity of those persons within the Company and of the professionals and experts (including the Company’s internal auditor (or others responsible for the internal audit function, including contracted non-employee or audit or accounting firms engaged to provide internal audit services) and the Company’s independent auditor) from which the Committee receives information and, absent actual knowledge to the contrary, the accuracy of the financial and other information provided to the Committee by such persons, professionals or experts.

2.	Authority

(a)	The Committee shall have the authority to:

(i)	engage independent counsel and other advisors as the Committee determines necessary to carry out its duties;

(ii)	set and pay the compensation for any advisors employed by the Committee;

(iii)	communicate directly with the internal and external auditor of the Corporation and require that the external auditor of the Corporation report directly to the Committee; and

(iv)	seek any information considered appropriate by the Committee from any employee of the Corporation.

(b)

The Committee shall have unrestricted and unfettered access to all personnel and documents of the Corporation and shall be provided with the resources reasonably necessary to fulfill its responsibilities.

3.	Membership and Organization

(a) The Committee will be composed of at least three members. The members of the Committee shall be appointed by the Directors to serve one-year terms and shall be permitted to serve an unlimited number of consecutive terms. Every member of the Committee must be a Director who is independent and financially literate. In this Charter, the terms “independent” and “financially literate” have the meaning ascribed to such terms by Applicable Laws , including currently the requirements of Multilateral Instrument 52-110 and the Corporate Governance Rules of the New York Stock Exchange (“NYSE Rules”), which are reproduced in Appendix “A” attached hereto. The chairman of the Committee will be appointed by the Committee from time to time on the recommendation of the corporate governance committee and must have such accounting or related financial management expertise as the Directors may determine in their business judgment.

All members shall, to the satisfaction of the Board of Directors, be “financially literate”, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” in accordance with applicable legal requirements, including currently the requirements of Multilateral Instrument 52-110, the rules adopted by the United States Securities and Exchange Commission and the NYSE Rules reproduced in Appendix “A” attached hereto.

No Committee member may simultaneously serve on the audit committee of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee.

As the rules set out in Schedule “A” may be revised, updated or replaced from time to time, the Audit Committee shall ensure that such schedule is up-dated accordingly when required.

(b) The secretary of the Committee will be the Secretary of the Corporation or such other person as is chosen by the Committee.

(c) The Committee may invite such persons to meetings of the Committee as the Committee considers appropriate, except to the extent exclusion of certain persons is required pursuant to this Charter or Applicable Laws.

(d) The Committee may invite the external auditor of the Corporation to be present at any meeting of the Committee and to comment on any financial statements, or on any of the financial aspects, of the Corporation.

(e) The Committee will meet as considered appropriate or desirable by the Committee. Any member of the Committee may call or the external auditor of the Corporation may request a meeting of the Committee at any time upon 48 hours prior written notice.

(f) All decisions of the Committee shall be by simple majority and the chairman of the Committee shall not have a deciding or casting vote.

(g) Minutes shall be kept in respect of the proceedings of all meetings of the Committee.

(h) Except as may be delegated by the Committee to any one or more members of the Committee, no business shall be transacted by the Committee except at a meeting of the members thereof at which a majority of the members thereof is present.

(i) The Committee may transact its business by a resolution in writing signed by all the members of the Committee in lieu of a meeting of the Committee.

4.	Role and Responsibilities

To the extent considered appropriate or desirable or required by applicable legal or regulatory requirements, the Committee shall, in respect of the:

(a)	Financial Reporting of the Corporation

(i)

review the quarterly and annual financial statements of the Corporation, management’s discussion and analysis and any annual and interim earnings press releases of the Corporation before the Corporation publicly discloses such information and discuss these documents with the external auditor and with management of the Corporation, as appropriate;

(ii)	consider the fairness of the quarterly and annual interim financial statements and financial disclosure of the Corporation and review with management of the Corporation whether,

•	actual financial results for the annual and interim periods varied significantly from budgeted, projected or previous period results;

•	generally accepted accounting principles have been consistently applied;

•	there are any actual or proposed changes in accounting or financial reporting practices of the Corporation; and

•	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure;

(iii)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and consider their impact on the financial statements of the Corporation;

(iv)	review any legal matters which could significantly impact the financial statements of the Corporation as reported on by counsel and meet with counsel to the Corporation whenever deemed appropriate;

(v)	review the selection of, and changes in the accounting policies of the Corporation;

(vi)	review judgmental areas, for example those involving a valuation of the assets and liabilities and other commitments and contingencies of the Corporation;

(vii)	review audit issues related to the material associated and affiliated entities of the Corporation that may have a significant impact on the equity investment therein of the Corporation;

(viii)	discuss the Corporation’s earnings press releases, as well as financial information and earning guidance provided to analysts and rating agencies, if applicable;

(ix)	meet with management and the external auditor of the Corporation to review the annual financial statements of the Corporation and the results of the audit thereof; and

(x)

meet separately and periodically with the management of the Corporation, the external auditor of the Corporation and the internal auditor (or other personnel responsible for the internal audit function of the Corporation) of the Corporation to discuss any matters that the Committee, the external auditor of the Corporation or the internal auditor of the Corporation , respectively, believes should be discussed privately;

(b)	Internal Controls of the Corporation

(i)

oversee the planning and implementation of work of the internal auditor pursuant to the internal audit charter, which charter shall be approved by the Committee from time to time, including, without limitation, the identification and management of risks to the Corporation through the implementation of a system of internal controls appropriate to the Corporation;

(ii)	review the areas of greatest financial risk to the Corporation and whether management of the Corporation is managing these risks effectively;

(iii)	review and determine if internal control recommendations made by either the internal or external auditor of the Corporation have been implemented by management of the Corporation;

(iv)

review and be satisfied that adequate procedures are in place for the review of the public disclosure of the Corporation of financial information and periodically assess the adequacy of those procedures; and

(v)	establish procedures for,

•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

•	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters relating to the Corporation;

(c)	External Auditor of the Corporation

(i)	recommend to the Directors,

•

the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation; and

•	the remuneration to be paid to the external auditor of the Corporation;

(ii)	review the proposed audit scope and approach of the external auditor of the Corporation and ensure no unjustifiable restriction or limitations have been placed on the scope of the proposed audit;

(iii)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management of the Corporation and the external auditor of the Corporation regarding any financial reporting matter and review the performance of the external auditor of the Corporation;

(iv)

consider the qualification and independence of the external auditor of the Corporation, including reviewing the range of services provided by the external auditor of the Corporation in the context of all consulting services obtained by the Corporation;

(v)

pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation and, to the extent considered appropriate: (i) adopt specific policies and procedures in accordance with Applicable Laws for the engagement of such non-audit services; and/or (ii) delegate to one or more independent members of the Committee the authority to pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation provided that the other members of the Committee are informed of each such non-audit service;

(vi)	review and approve the hiring policies of the Corporation regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation;

(vii)	review with the external auditor of the Corporation any audit problems or difficulties and management’s response to such problems or difficulties;

(d)	Financial Matters

The Committee shall review and, where appropriate, make recommendations to the Directors regarding:

(i)	policies relating to the Corporation’s cash flow, cash management and working capital, shareholder dividends and related policy, and share issuance and repurchases;

(ii)

financing plans, including capital market and off-balance sheet transactions, including, without limitation, equity, debt and sale-leasebacks that may have a material impact on the Corporation’s financial position;

(iii)	capital expenditure budgets and proposed major capital expenditure (development and exploration) projects;

(iv)	acquisitions, joint ventures, divestitures and other similar transactions; and

(v)	other transactions or financial issues that management wishes to be reviewed by the Committee.

The Committee shall review and assess annually this charter and recommend any proposed changes to the Board of Directors for approval and perform an annual evaluation of the performance of the Committee, the results of which shall be reported to the Board of Directors.

5.	Communication with the Directors

(a)	The Committee shall produce and provide the Directors with a summary of all actions taken at each Committee meeting or by written resolution.

(b)	The Committee shall produce and provide the Directors with all reports or other information required to be prepared under Applicable Laws.

Appendix A

Independence Requirement of Multilateral Instrument 52-110

A member of the Audit Committee shall be considered “independent”, in accordance with Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”), subject to the additional requirements or exceptions provided in MI 52-110, if that member has no direct or indirect relationship with the Company, which could reasonably interfere with the exercise of the member’s independent judgment. The following persons are considered to have a material relationship with the Company and, as such, cannot be a member of the Audit Committee:

a.	an individual who is, or has been within the last three years, an employee or executive officer of the Company;

b.	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

c.	an individual who:

i.	is a partner of a firm that is the Company’s internal or external auditor;

ii.	is an employee of that firm; or

iii.	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

d.	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

i.	is a partner of a firm that is the Company’s internal or external auditor;

ii.	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

iii.	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

e.

an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

f.

an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, any individual who:

a.

has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

b.	is an affiliated entity of the Company or any of its subsidiary entities, is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other fee includes acceptance of a fee by:

a.	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

b.

an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Company that may interfere with the exercise of his/her independence from management and the Company. In addition:

a.	A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

b.

A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation.

c.

A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company is not “independent” until three years after the end of the affiliation or the employment or auditing relationship.

d.

A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

e.

A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

A member of the Audit Committee must also satisfy the independence requirements of Rule 10A-3(b)(1) adopted under the Securities Exchange Act of 1934 as set out below:

In order to be considered to be independent, a member of an audit committee of a listed issuer that is not an investment company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

a.

Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

b.

Be an affiliated person of the issuer or any subsidiary thereof. An “affiliated person” means a person who directly or indirectly controls IAMGOLD, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, IAMGOLD.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert under SEC Rules

An audit committee financial expert is defined as a person who has the following attributes:

a.	an understanding of generally accepted accounting principles and financial statements;

b.	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues which are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d.	an understanding of internal controls and procedures for financial reporting; and

e.	an understanding of audit committee functions.

An individual will be required to possess all of the attributes listed in the above definition to qualify as an audit committee financial expert and must have acquired such attributes through one or more of the following means:

a.

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar function;

b.	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c.	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d.	other relevant experience